Exhibit 2.1

PURCHASE AND SALE AGREEMENT

by and among
IEA Energy Services LLC,
a Delaware limited liability company,
as Buyer,

Consolidated Construction Solutions I LLC,
a Delaware limited liability company,
as the Company,

and

Consolidated Construction Investment Holdings LLC,
a Delaware limited liability company,
as Seller

August 9, 2018

Exhibit 2.1

Exhibit 2.1

Exhibit 2.1

Exhibit 2.1

List of Exhibits

Exhibit A	Form of Escrow Agreement	A- 1
Exhibit B	Example Calculation of Estimated Net Working Capital	B- 1

PURCHASE AND SALE AGREEMENT*
This PURCHASE AND SALE AGREEMENT (this “Agreement”) is made as of August 9, 2018, by and among IEA Energy Services LLC, a Delaware limited liability company (“Buyer”), Consolidated Construction Solutions I LLC, a Delaware limited liability company (the “Company”), Consolidated Construction Investment Holdings LLC, a Delaware limited liability company (“Seller”).
RECITALS
WHEREAS, Seller owns 100% of the issued and outstanding limited liability company membership interests in the Company (the “Interests”);
WHEREAS, at the Closing, Seller desires to sell, and Buyer desires to purchase, all of the Interests upon the terms and subject to the conditions set forth herein.
NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
ARTICLE I
DEFINITIONS

When used in this Agreement, the following terms shall have the meanings specified:
“Accounting Principles” shall have the meaning given in Section 2.3(a).
“Action” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative or appellate proceeding), hearing or audit commenced, brought, conducted or heard by or before any court or other Governmental Authority.
“Actual Fraud” shall mean fraud that constitutes common law fraud under Delaware law.
“Adjustment Escrow Amount” shall mean $6,000,000.
“Adjustment Escrow Funds” shall mean the Adjustment Escrow Amount, plus any accrued interest thereon as provided in the Escrow Agreement.
“Affiliate” shall mean, as to any Person, any other Person or entity that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person. For purposes hereof, the term “control” means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through direct or indirect ownership of equity interests, by contract or otherwise.
“Agreement” shall have the meaning given in the preamble to this Agreement.
“AICPA” shall have the meaning given in Section 4.11.
“Alternative Financing” shall have the meaning given in Section 6.13(a).
*                 Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be furnished to the Securities and Exchange Commission upon request.

“Benefits Payouts” shall mean, without duplication, (i) all compensation, sale, severance, retention, change in control payments or bonuses payable at or following the Closing by the Company or any of its Subsidiaries to any employee, officer or director, together with the employer’s share of any payroll Taxes attributable to such amounts, in each case arising solely as a result of the Closing of the transactions contemplated by this Agreement, and (ii) all unpaid obligations of the Company and its Subsidiaries for any bonuses or other incentive compensation due and payable for the period up to the Effective Time, and not otherwise included in the Transaction Expenses, Indebtedness or in the Final Net Working Capital, together with the employer’s share of any payroll Taxes attributable to such amounts.
“Benefits Payout Amount” shall have the meaning given in Section 2.2(a)(iii).
“Bonus Payments” shall have the meaning given in Section 2.2(a)(iii).
“Business Day” shall mean each day other than a Saturday, Sunday or other day on which banks in Dallas, Texas are not required by Law to be open.
“Business Systems” shall mean all material computer and information technology systems, platforms and networks that are owned, leased or licensed by the Company or its Subsidiaries, including software, hardware, data processing, data, information, record keeping, communications, telecommunications, networks, interfaces, mobile platforms, servers, peripherals, computer systems, and computerized, automated, and other similar systems, platforms, and networks, including any outsourced systems and processes, as well as data and information Processed by any of the foregoing, and documentation relating to any of the foregoing.
“Business Intellectual Property” shall have the meaning given in Section 4.14(a).
“Buyer” shall have the meaning given in the preamble to this Agreement.
“Buyer Related Party” shall have the meaning given in Section 11.2(c).
“Buyer Parties” shall have the meaning given in Section 9.2.
“Cash” shall mean all cash and cash equivalents of the Company and its Subsidiaries, as determined in accordance with the Accounting Principles; provided, however, that notwithstanding any other provision of this Agreement, Cash shall include the (i) cash collateral in the amount of $420,000 pursuant to that certain Payoff Letter and Cash Collateral Agreement, dated January 26, 2018, by and among Regions Bank, Consolidated Construction Solutions II LLC and its Subsidiaries, in connection with the letter of credit (L/C Number 55107301) issued by Regions Bank, on behalf of Consolidated Construction Solutions II LLC and its Subsidiaries to Arch Insurance Company, and (ii) deferred compensation asset classified as cash by the Company and included in Account 10545 and Account 10117.
“Closing” shall mean the meeting of the parties to this Agreement (whether in person or by teleconference or other electronic means) to consummate the transactions contemplated hereby to be held at 10:00 a.m., Dallas, Texas time, on the Closing Date, at the offices of Hunton Andrews Kurth LLP, Fountain Place, 1445 Ross Avenue, Suite 3700, Dallas, Texas 75202, or at such other time and place as the parties may mutually agree in writing. The Closing shall be effective for tax, accounting and all other purposes as of the Effective Time.

“Closing Date” shall mean the date on which the parties hereto consummate the transactions contemplated hereby.
“Closing Statement” shall have the meaning given in Section 2.3(b).
“Code” shall mean the Internal Revenue Code of 1986, as amended.
“Communications Site Easement” means that certain Communications Site Lease Agreement (Ground) by and between Joe Money Machinery Co., Inc., an Alabama corporation, as lessor, and Nextel South Corp., a Georgia corporation, d/b/a Nextel Communications, as lessee, dated June 23, 1998, as evidenced by Memorandum of Agreement by the parties, dated August 12, 1998 and recorded December 22, 1999, in Instrument No. 9916/4569, Official Records of Jefferson County, Alabama; as assigned by Nextel South Corp. to Tower Entity 10 LLC, pursuant to the Assignment and Assumption of Ground Lease dated as of September 23, 2008, recorded July 13, 2009 as Land Record 200907, Page 20608, of Jefferson County records; and as further assigned by Assignment of Lease by Joe Money Machinery Co., Inc. to Saiia Construction Company, LLC, a Delaware limited liability company, dated August 10, 2011, and as amended by Amendment to Communications Site Lease Agreement (Ground) between Saiia Construction Company LLC, a Delaware limited liability company, successor in interest to Joe Money Machinery Co., Inc. and TowerCo Assets LLC, a Delaware limited liability company, as successor in interest to Nextel South Corp., dated as of December 9, 2011, and further assigned from SBA 2012 TC Assets, LLC, f/k/a TowerCo Assets, LLC, a Delaware limited liability company to SBA Steel II, LLC, a Florida limited liability company, in Land Record 201319, Page 22887, Third Amendment to Lease recorded in Inst. # 2017036684.s
“Company” shall have the meaning given in the preamble to this Agreement.
“Company Employees” shall have the meaning given in Section 12.4.
“Company Required Consent” and “Company Required Consents” shall have the meanings given in Section 4.4.
“Confidentiality Agreement” shall have the meaning given in Section 12.9.
“Conflict” shall have the meaning given in Section 3.3.
“Contracts” shall have the meaning given in Section 4.9(a).
“CPA Firm” shall mean KPMG LLP, or if such firm is unable or unwilling to act in such capacity, the accounting or financial firm selected by mutual agreement of Buyer and Seller.
“Current Employees” shall have the meaning given in Section 12.5(a).
“Data Security Requirements” shall mean, collectively, all of the following to the extent relating to Processing or otherwise relating to privacy, security, or security breach notification requirements and applicable to the Company or its Subsidiaries, to the conduct of their businesses, or to any of the Business Systems:  (i) rules, policies, and procedures of the Company or its Subsidiaries; (ii) Laws; (iii) industry standards (including, if applicable, the Payment Card Industry Data Security Standard (PCI DSS)); and (iv) Contracts to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is otherwise bound.
“Debt Commitment Letter” shall have the meaning given in Section 5.8.

“Debt Financing” shall mean the debt financing to be provided pursuant to the Debt Commitment Letter.
“Debt Financing Sources” shall mean the Persons that are party to the Debt Commitment Letter (including any amendments thereto) that have committed to provide or arrange or have otherwise entered into agreements in connection with all or any part of the Debt Financing or other financings in connection with the transactions contemplated by this Agreement, including the parties to any joinder agreements or credit agreements entered pursuant thereto or relating thereto, together with their respective Affiliates and each of their respective officers, directors, employees, agents and other representatives and their respective successors and assigns.
“Disputes” shall have the meaning given in Section 12.8.
“DOJ” shall have the meaning given in Section 6.3(b)(i).
“Effective Time” shall mean 12:01 a.m. (Dallas, Texas time) on the Closing Date.
“Employee Benefit Plan” shall mean an “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA) and any other plans, programs, Contracts, agreements, arrangements or policies (i) that provide compensation or other benefits, whether or not subject to ERISA, to any present or former employee, officer or partner (or any dependent or beneficiary thereof) or individual service provider of the Company or any of its Subsidiaries, and that are sponsored, contributed to, required to be contributed to, or maintained by the Company and/or any of its Subsidiaries, or (ii) under or with respect to which the Company or any of its Subsidiaries have any current or contingent liability or obligation, including, without limitation, any pension, savings, retirement, profits sharing, health, welfare, bonus, incentive, deferred compensation, vacation, equity, or equity-based compensation (including stock option, phantom stock or stock appreciation based arrangements), stock purchase, severance, employment, change of control, individual consulting, retention, separation, retiree or post-termination welfare, or fringe benefit plan, program, policy, Contract, arrangement or agreement.
“End Date” shall have the meaning given in Section 11.1(b).
“Environmental Laws” shall have the meaning given in Section 4.18(a)(i).
“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.
“Escrow Agent” shall mean Citibank, N.A.
“Escrow Agreement” shall mean the escrow agreement, by and among Buyer, Seller and the Escrow Agent, substantially in the form attached hereto as Exhibit A.
“Estimated Balance Sheet” shall mean the estimated unaudited consolidated balance sheet of the Company and its Subsidiaries as of the Effective Time, to be prepared and delivered in accordance with Section 2.3(a).
“Estimated Benefits Payouts” shall mean the Benefits Payouts unpaid as of immediately prior to the Effective Time, as estimated for the Closing, which shall for the avoidance of doubt be equal to the amount calculated in accordance with Section 2.2(a)(iii).

“Estimated Closing Cash” shall mean the Cash of the Company and its Subsidiaries reflected on the Estimated Balance Sheet.
“Estimated Indebtedness” shall mean the Indebtedness of the Company and its Subsidiaries as of immediately prior to the Effective Time, as estimated for the Closing.
“Estimated Net Working Capital” shall mean, without duplication, the amount that is the difference between (i) the current assets (excluding Estimated Closing Cash, accrued income and deferred Tax assets and the other asset items set forth under “Adjustments” on Exhibit B) of the Company and its Subsidiaries as of the Effective Time, and (ii) the current liabilities (excluding Indebtedness, Benefits Payouts, Transaction Expenses, loans for insurance premiums, accrued income and deferred Tax liabilities and the other liability items set forth under “Adjustments” on Exhibit B, and including accrued wages) of the Company and its Subsidiaries as of the Effective Time, each determined in accordance with the Accounting Principles. An example calculation of the Estimated Net Working Capital as of May 31, 2018 is attached hereto as Exhibit B.
“Estimated Transaction Expenses” shall mean the Transaction Expenses unpaid as of immediately prior to the Effective Time, as estimated for the Closing, which shall for the avoidance of doubt be equal to the amount calculated in accordance with Section 2.2(a)(ii).
“Existing Counsel” shall have the meaning given in Section 12.8.
“Facilities” shall mean all buildings and improvements on the Real Property used by the Company and its Subsidiaries in their businesses.
“FCPA” shall mean the Foreign Corrupt Practices Act of 1977, as amended, and any rules, regulations and guidance thereunder.
“Fee Letters” shall have the meaning given in Section 5.8.
“Final Allocation Statement” shall have the meaning given in Section 10.2.
“Final Balance Sheet” shall mean the unaudited consolidated balance sheet of the Company and its Subsidiaries as of the Effective Time, to be prepared and delivered in accordance with Section 2.3(b).
“Final Benefits Payouts” shall mean the Benefits Payouts, as finally determined pursuant to Section 2.3.
“Final Closing Cash” shall mean the Cash of the Company and its Subsidiaries reflected on the Final Balance Sheet.
“Final Closing Statement” shall have the meaning given in Section 2.3(c).
“Final Indebtedness” shall mean the Indebtedness of the Company and its Subsidiaries as of immediately prior to the Effective Time, as finally determined pursuant to Section 2.3.
“Final Net Working Capital” shall mean, without duplication, the amount that is the difference between (i) the current assets (excluding Final Closing Cash, accrued income and deferred Tax assets and the other asset items set forth under “Adjustments” on Exhibit B) of the Company and its Subsidiaries as of the Effective Time, and (ii) the current liabilities (excluding Indebtedness, Benefits Payouts, Transaction Expenses, loans for insurance premiums, accrued income and deferred Tax liabilities and the other liability items set forth under “Adjustments” on Exhibit B, and including accrued wages) of the Company and its Subsidiaries as of the Effective Time, each determined in accordance with the Accounting Principles.
“Final Transaction Expenses” shall mean the Transaction Expenses, as finally determined pursuant to Section 2.3.
“Financial Statements” shall have the meaning given in Section 4.11.
“First Date” shall have the meaning given in Section 11.1(e).
“FTC” shall have the meaning given in Section 6.3(b).
“Fundamental Representations” shall mean the representations and warranties set forth in Section 3.1 (Organization), Section 3.2 (Authorization; Enforceability), Section 3.3(a) (No Violation or Conflict), Section 3.5 (Title to the Interests), Section 3.7 (Fees and Expenses of Brokers and Others), Section 4.1 (Organization), Section 4.2 (Authorization; Enforceability), Section 4.3(a)(i) and (ii) (No Violation or Conflict), Section 4.5 (Capitalization), Section 4.6 (Subsidiaries), and Section 4.25 (Fees and Expenses of Brokers).
“GAAP” shall mean United States generally accepted accounting principles.
“Governmental Authority” shall mean any domestic or foreign court, arbitrator or arbitral body (public or private), administrative or governmental body, department, commission, committee, board, agency or instrumentality, legislative, executive or regulatory authority or agency.
“Governmental Authorization” shall mean any consent, license, registration, waiver, approval, authorization, order or permit issued or granted by any Governmental Authority or pursuant to any Law.
“Government Contract” shall mean any Contract for the sale of supplies or services currently in performance or that has not been closed that is between the Company or any Subsidiary, on one hand, and a Governmental Authority, on the other hand, or entered into by the Company or any Subsidiary as a subcontractor at any tier in connection with a Contract between another Person and a Governmental Authority.
“Governmental Requirements” shall have the meaning given in Section 3.4.
“Hazardous Materials” shall have the meaning given in Section 4.18(a)(ii).
“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
“HSR Request” shall have the meaning given in Section 6.3(b).
“Hunton” shall mean Hunton Andrews Kurth LLP.
“Improvements” shall have the meaning given in Section 4.13(e).
“Indebtedness”
“Indebtedness Payoff Amount” shall have the meaning given in Section 2.2(a)(i).

“Indemnified Persons” shall have the meaning given in Section 12.3.
“Intellectual Property” shall mean all (i) patents, patent applications, patent disclosures and inventions, (ii) trademarks, service marks, trade dress, trade names, corporate names, slogans, taglines, logos, rights to social media accounts, and other indicia of source or origin, and registrations and applications for registration thereof, together with all of the goodwill associated therewith, (iii) copyrights, designs, works of authorship, and copyrightable works and registrations and applications for registration thereof, (iv) mask works and registrations and applications for registration thereof, (v) software (in both source code and object code form), data, databases and documentation thereof, (vi) trade secrets and other confidential information (including, without limitation, ideas, formulas, compositions, inventions, know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data and copyrightable works), (vii) internet domain names and web sites, (viii) registrations and applications for any of the foregoing, and (ix) other intellectual property, industrial property and proprietary rights in any jurisdiction throughout the world.
“Interests” shall have the meaning given in the recitals to this Agreement.
“IRS” shall mean the Internal Revenue Service of the United States.
“Knowledge” shall mean: (i) with respect to the Company, the actual knowledge, after reasonable inquiry, of each of the following individuals: David Mathews, Ryan Evans, Jeffrey Foerste, Randy Maher, Frank Montgomery, Donald Stansberry, Lavaughn East and Jody Randall; and (ii) with respect to Buyer, the actual knowledge, after reasonable investigation, of each of the following individuals: J.P Roehm, Andrew Layman and David Bostwick.
“Latest Balance Sheet” shall have the meaning given in Section 4.11.
“Law” shall mean any federal, national, state, provincial municipal or local statute, law (including common law), act, order, judgment, rule, code, regulation, writ, decree or ordinance of any Governmental Authority.
“Leases” shall have the meaning given in Section 4.13(c).
“Leased Real Property” shall mean all of the Company’s and its Subsidiaries’ right, title and interest in all Leases, pursuant to which the Company or one of its Subsidiaries holds a leasehold or subleasehold estate in, or are granted the right to use or occupy, any material land, buildings, structures, improvements, fixtures or other material interest in real property.
“Liens” shall mean any lien, mortgage, deed of trust, security agreement, security interest, Tax lien, attachment, levy, charge, pledge, right of way, rights of setoff, easement, encumbrance or conditional sale or title retention arrangement, whether consensual or nonconsensual and whether arising by agreement or under any Law or otherwise.
“Losses” shall have the meaning given in Section 9.2.
“LTIC Payments” shall have the meaning given in Section 2.2(a)(iii).
“Material Adverse Effect” shall mean any event, change, development, state of facts, circumstance, occurrence, condition or effect that, individually or in the aggregate, is or would be reasonably expected to be materially adverse to (a) the business, results of operations, properties, or condition

(financial or otherwise) of the Company and its Subsidiaries, taken as a whole, or (b) the ability of Seller or the Company to timely perform its obligations hereunder or consummate the transactions contemplated by this Agreement; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect for purposes of subsection (a): (i) any change generally affecting the economy, financial markets, or labor or political conditions in the United States or any other country in which the Company or any of its Subsidiaries operate, (ii) any event, change, development, state of facts, circumstance, occurrence, condition or effect on the industry or industries the Company and its Subsidiaries are generally engaged in, (iii) any event, change, development, state of facts, circumstance, occurrence, condition or effect attributable to the announcement of this Agreement and/or the announcement of any of the transactions contemplated hereunder (including, without limitation, the loss of, or adverse change in, the relationship of the Company and/or any of its Subsidiaries with any of their customers, suppliers or employees), (iv) any outbreak or escalation of hostilities or act of terrorism involving, or any declaration of war by or against, the United States or any other country in which the Company or any of its Subsidiaries operate, (v) earthquakes, hurricanes, tornadoes, floods, epidemics, weather-related conditions or other natural disasters, (vi) changes in applicable Laws, (vii) any strikes, lockouts, work stoppages or slowdowns, pickets, boycotts, unfair labor practice changes, labor disputes or grievances involving any employee of the Company or any of its Subsidiaries that are subject to a collective bargaining agreement, or (viii) changes in, or in the application of, GAAP, except to the extent, in the case of the foregoing clauses (i) and (ii) and (iv) through (viii), that such change, event, development, state of facts, circumstance, occurrence, condition or effect referred to therein has a disproportionate impact on the Company and its Subsidiaries relative to the industry in which they operate.
“Material Contracts” shall have the meaning given in Section 4.9(a).
“Material Customers” shall have the meaning given in Section 4.27.
“Material Governmental Authorization” shall have the meaning given in Section 4.24.
“Material Suppliers” shall have the meaning given in Section 4.27.
“MHM” shall have the meaning given in Section 4.11.
“Most Recent Interim Financial Statements” shall have the meaning given in Section 6.13(a)(ii).
“Multiemployer Plan” shall have the meaning given in Section 4.21(g).
“New Company Plans” shall have the meaning given in Section 12.5(b).
“No Recourse Person” shall have the meaning given in Section 12.20.
“Objection” shall have the meaning given in Section 2.3(c).
“Off-the-Shelf Software License” shall have the meaning given in Section 4.9(a)(xx).
“Owned Real Property” shall have the meaning given in Section 4.13(a).
“Permitted Affiliate Guarantee” means a parent guarantee provided in the ordinary course of business by a Subsidiary of the Company on behalf of another Subsidiary of the Company for the purpose of obtaining prequalification to submit bid proposals in connection with obtaining an award to perform a construction project pursuant to a Government Contract.
“Permitted Liens” shall mean (i) Liens for Taxes, assessments, water and sewer rents and other charges of other Governmental Authorities not yet due and payable, (ii) Liens being contested in good faith by appropriate proceedings for which appropriate reserves have been established in accordance with GAAP, (iii) Liens that are (A) easements, quasi-easements, licenses, covenants, restrictions, rights of way, utility agreements and other encumbrances against real estate, (B) conditions that may be shown by a current ALTA/ACSM survey of any Real Property with all Table A requirements shown thereon or (C) zoning, building, land use and other similar restrictions which are not violated in any material respect by the current use or occupancy of the Real Property, and that, in any case described in this clause (iii), do not materially impair the current use of the applicable Real Property for the Company’s or its applicable Subsidiary’s business, (iv) lessors’, mechanics’, workmens’, repairmens’, warehousemens’ and carriers’ Liens arising in the ordinary course of business, (v) Liens for which there are adequate reserves on the financial statements of the applicable Persons, (vi) statutory Liens or Liens arising by operation of Law in favor of landlords for amounts not yet due and payable under any Leases, and all matters, exclusions, limitations, obligations, conditions, exceptions, and disclaimers, if any, reflected in the Leases, (vii) Liens securing rental payments under capitalized leases, (viii) Liens in favor of the lessors and licensors under leases and licenses, and Liens to which the fee simple interest (or any superior leasehold interest) in Real Property are subject, (ix) Liens securing Indebtedness to be repaid at Closing, and (x) those Liens that are specifically listed on Schedule I.
“Person” shall mean any individual, corporation, partnership, limited liability company, association, trust, joint venture, unincorporated entity, other legal entity or Governmental Authority.
“Petroleum Products” shall have the meaning given in Section 4.18(a)(iii).
“Pre-Closing Income Tax Amount” shall mean an amount (which shall not be less than zero) equal to the sum of all unpaid income Taxes of the Company and its Subsidiaries for all Pre-Closing Tax Periods (ignoring, for this purpose, any income Tax payments made after the close of business on the last Business Day preceding the Closing Date), calculated (i) as if the applicable taxable period of the Company and each of its Subsidiaries ended on the Closing Date and (ii) by including in taxable income any adjustment pursuant to Section 481 of the Code (or similar provision of state, local or non-U.S. Law) or any prepaid amount or deferred revenue for any Pre-Closing Tax Period, in each case, that would not previously have been included in taxable income.
“Pre-Closing Tax Period” shall mean any taxable period (or portion thereof) ending on or before the Closing Date.
“Processed” or “Processing” shall mean the access, collection, acquisition, recording, use, processing, storage, maintenance, alteration, retrieval, sharing, distribution, transfer, disclosure, transmission, security, destruction, or disposal of any personal, sensitive, or confidential information or data (whether in electronic or any other form or medium).
“Proposed Allocation Statement” shall have the meaning given in Section 10.2.
“Proposed Final Closing Adjustment” shall have the meaning given in Section 2.3(f).

“Purchase Price” shall mean $145,000,000, plus (i) the Estimated Closing Cash, minus (ii) the Estimated Indebtedness, minus (iii) the Estimated Transaction Expenses, minus (iv) the Estimated Benefits Payouts, plus (vi) the amount, if any, that the Estimated Net Working Capital exceeds the Target Net Working Capital, minus (vii) the amount, if any, that the Target Net Working Capital exceeds the Estimated Net Working Capital, as adjusted pursuant to Section 2.3.
“R&W Policy” shall have the meaning given in Section 6.4.
“Real Property” shall mean all of the Owned Real Property and Leased Real Property.
“Registered Intellectual Property” shall have the meaning given in Section 4.14(a).
“Regulation S-X” shall mean Regulation S-X under the Securities Exchange Act of 1934, as amended.
“Review Period” shall have the meaning given in Section 2.3(c).
“S-X Compliant Financial Statements” shall have the meaning given in Section 6.13(a)(i).
“SEC Filing” shall have the meaning given in Section 6.13.
“Section 280G Approval” shall have the meaning given in Section 6.10.
“Section 280G Payments” shall have the meaning given in Section 6.10.
“Securities Act” shall have the meaning given in Section 2.1(b).
“Seller” shall have the meaning given in the preamble to this Agreement.
“Seller Parties” shall have the meaning given in Section 9.2.
“Springerville Action” means the Action styled Meadow Valley Contractors, Inc. v. C&S Engineers and The Town of Springerville, Case No. CV2015-013325 (Consolidated with Case No. CV-2011-0211, CV 2012-0166), Superior Court of Arizona, Maricopa County.
“Subsidiary” or “Subsidiaries” shall mean each entity in which in excess of 50% of such entity’s equity is owned, directly or indirectly, by the Company.
“Tail Policy” shall have the meaning given in Section 12.3.
“Target Net Working Capital” shall mean $19,420,000.
“Tax” or “Taxes” shall mean all taxes, assessments, duties, levies, imposts, or other similar charges imposed by a Governmental Authority, including all income, franchise, profits, capital gains, capital stock, transfer, gross receipts, sales, use, transfer, service, occupation, ad valorem, property, excise, severance, windfall profit, premium, stamp, license, payroll, employment, social security, unemployment, disability, well servicing, environmental, alternative minimum, add-on, value-added, withholding (including backup withholding) and other taxes, assessments, duties, levies, imposts or other similar charges of any kind whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), and all estimated taxes, deficiency assessments, additions to tax, additional amounts imposed by any Governmental Authority, penalties and interest, together with any liability in respect of any item described above that arises by reason of a contract, assumption, transferee or successor liability, operation of Law (including by reason of participation in a consolidated, combined or unitary Tax Return) or otherwise.
“Tax Return” shall mean any return, declaration, report, rendition, claim for refund or information return or statement filed or required to be filed with any Governmental Authority in connection with the determination, assessment or collection of Taxes of any party or the administration of any Laws, regulations or administrative requirements relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
“Termination Fee” shall have the meaning given in Section 11.2(b).
“Third Party Valuation Firm” shall have the meaning given in Section 10.2.
“Transaction Expenses” shall mean all unpaid fees, costs and expenses incurred by Seller, the Company or any of its Subsidiaries on or prior to the Closing Date in anticipation of, in connection with, or otherwise related to the negotiation, preparation and execution and consummation of this Agreement and the transactions contemplated hereby and/or any related transactions including (i) any fees, costs and expenses of counsel, investment bankers, brokers, accountants or other advisors or consultants of Seller, the Company or any of its Subsidiaries, and (ii) any management or transaction fees (including any accelerated management fees) or similar affiliate payments incurred by Seller, the Company or any of its Subsidiaries.
“Transaction Expenses Amount” shall have the meaning given in Section 2.2(a)(ii).
“Transferred Asset” shall have the meaning given in Section 6.15.
“Treasury Regulations” means the regulations promulgated under the Code.
“Unison Mortgage” means that certain Mortgage, Fixture Filing, Assignment of Lease and Rents, Security Agreement and Financing Statement executed by T10 Unison Site Management LLC and T11 Unison Site Management LLC, each a Delaware limited liability company to Deutsche Bank Trust Company Americas, a New York banking corporation, dated July 20, 2012, filed on April 26, 2013 and recorded in Land Record 201313, Page 12344.
“Unison Mortgage Amendment” shall have the meaning given in Section 6.16.
“Unregistered Intellectual Property” shall have the meaning given in Section 4.14(a).

ARTICLE II
PURCHASE AND SALE

Section 2.1    Closing.

(a)The Closing shall occur on the fifth (5th) Business Day after satisfaction and fulfillment or, if permissible pursuant to the terms hereof, waiver of the conditions set forth in Article VII and Article VIII (other than those to be satisfied simultaneously with the Closing, but subject to the satisfaction of such conditions at the Closing), or such other date as the parties may mutually agree in writing; provided, however, that Buyer shall not be obligated to consummate the Closing prior to October 1, 2018.

(b)At the Closing, upon the terms and subject to the conditions of this Agreement, and in consideration of the Purchase Price to be paid by Buyer to Seller, Seller shall sell, transfer, assign, convey and deliver to Buyer, and Buyer shall purchase from Seller, all of the Interests (which shall constitute all of the outstanding equity interests of the Company), free and clear of all Liens (other than Liens under the Securities Act of 1933, as amended (the “Securities Act”), and state securities Laws and Liens described under item (ix) of the definition of Permitted Liens). In addition, at the Closing, Seller shall deliver, or cause to be delivered, to Buyer those deliveries required to be made at or prior to the Closing pursuant to Section 7.4, and Buyer shall deliver, or cause to be delivered, to Seller those deliveries required to be made at or prior to the Closing pursuant to Section 8.4.

Section 2.2    Payment of Purchase Price.

(a)At least three (3) Business Days prior to the Closing Date, the Company shall deliver to Buyer the following schedules:
(i)Schedule 2.2(a)(i) shall set forth each holder of Indebtedness as of the Closing Date to be repaid at Closing (as designated by Buyer in writing) and the aggregate amount of cash required to pay and discharge in full on the Closing Date all such Indebtedness, including accrued and unpaid interest, prepayment penalties or fees and other unpaid fees and expenses payable in respect of such Indebtedness through the Closing Date, together with each such holder’s wire transfer instructions (such aggregate amount, the “Indebtedness Payoff Amount”);
(ii)Schedule 2.2(a)(ii) shall set forth each Person to whom Transaction Expenses are owed by or on behalf of the Company and its Subsidiaries or Seller, and the aggregate amount of cash required to pay and discharge in full on the Closing Date such Transaction Expenses, together with each such Person’s wire transfer instructions (such aggregate amount, the “Transaction Expenses Amount”);

(iii)Schedule 2.2(a)(iii) shall set forth each Person, if any, to whom Benefits Payouts are owed on the Closing Date, and the aggregate amount of cash required to pay and discharge in full on the Closing Date such payments as are owed on the Closing Date (such aggregate amount, the “Benefits Payout Amount”); and
(iv)Schedule 2.2(a)(iv) shall set forth Seller’s wire transfer instructions.
(b)At the Closing, Buyer shall pay the Purchase Price as follows:
(i)On behalf of the Company and its Subsidiaries, Buyer shall pay or cause to be paid to each holder of Indebtedness as of the Closing Date identified on Schedule 2.2(a)(i), by wire transfer of immediately available funds to the account designated on Schedule 2.2(a)(i), the portion of the Indebtedness Payoff Amount set forth beside each such holder’s name on Schedule 2.2(a)(i);
(ii)On behalf of the Company and its Subsidiaries, Buyer shall pay or cause to be paid to each Person identified on Schedule 2.2(a)(ii), by wire transfer of immediately available funds to the account designated on Schedule 2.2(a)(ii), the portion of the Transaction Expenses Amount set forth beside each such Person’s name on Schedule 2.2(a)(ii);
(iii)Buyer shall cause the Benefits Payout Amounts set forth on Schedule 2.2(a)(iii) to be paid as follows: (A) the Benefits Payout Amounts marked as “LTIC Payments” or “MV Equity Tracking Payment” will be deposited in a Company special payroll account as designated by Seller, and (B) the Benefits Payout Amounts marked as “Bonus Payments” will be deposited in the regular payroll account or accounts of the Company, in each case, on the Closing Date, to be paid to the applicable Person, withheld, or paid as the employer portion of Taxes that must be paid in connection with such payments, as appropriate, and Buyer and the Company shall cause the Company (as directed by Seller) to pay or cause to be paid to each Person (X) identified on Schedule 2.2(a)(iii) as a recipient of an “LTIC Payment” or an “MV Equity Tracking Payment” on or prior to five (5) Business Days subsequent to the Closing Date and (Y) identified on Schedule 2.2(a)(iii) as a recipient of a “Bonus Payment” on the first regularly scheduled payroll date of the Company subsequent to the Closing Date, through the Company’s payroll or payroll accounts, the portion of the Benefits Payout Amount set forth beside such Person’s name on Schedule 2.2(a)(iii). Buyer shall use commercially reasonable efforts to cooperate with Seller to reduce or eliminate any payroll Taxes included in the Benefits Payout Amounts. Buyer, for itself and, subsequent to the Closing, for the Company acknowledges and agrees that Seller shall not be responsible for any payments related to such Benefits Payout Amounts or for any Taxes to be deducted, withheld or paid in connection with such payments or for the employer portion of any Taxes that must be paid in connection with such payments in excess of the amounts set forth on Schedule 2.2(a)(iii);
(iv)Buyer shall pay or cause to be paid to the Escrow Agent, by wire transfer of immediately available funds to the account designated in writing by the Escrow Agent, the Adjustment Escrow Amount; and
(v)Buyer shall pay or cause to be paid to Seller, by wire transfer of immediately available funds to the account(s) designated on Schedule 2.2(a)(iv), the Purchase Price (as adjusted pursuant to Section 2.3(a)), less the Adjustment Escrow Amount.

Section 2.3    Post-Closing Adjustment.

(a)In addition to Schedules 2.2(a)(i) through 2.2(a)(iv), at least three (3) Business Days prior to the Closing Date, Seller shall prepare and deliver to Buyer a draft Estimated Balance

Sheet, which shall be prepared in good faith and in accordance with the accounting principles set forth on Schedule 2.3(a) (the “Accounting Principles”), and a statement setting forth in reasonable detail Seller’s calculation of the Estimated Net Working Capital, the Estimated Indebtedness, the Estimated Transaction Expenses, the Estimated Benefits Payouts and the Estimated Closing Cash in accordance with the Accounting Principles.
(b)Within sixty (60) days following the Closing Date, Buyer shall prepare and deliver to Seller a draft Final Balance Sheet, which shall be prepared in good faith and in accordance with the Accounting Principles, and a statement (the “Closing Statement”) setting forth in reasonable detail Buyer’s calculation of the Final Net Working Capital, the Final Indebtedness, the Final Transaction Expenses, the Final Benefits Payouts and the Final Closing Cash in accordance with the Accounting Principles. If Seller does not receive the Closing Statement within such sixty (60) day period, the Estimated Balance Sheet, the Estimated Net Working Capital, the Estimated Indebtedness, the Estimated Transaction Expenses, the Estimated Benefits Payouts and Estimated Closing Cash contained in Seller’s deliveries pursuant to Section 2.3(a) shall, at Seller’s option, be deemed to have been accepted by Buyer and shall become binding on Buyer and the calculation of the Estimated Net Working Capital, the Estimated Indebtedness, the Estimated Transaction Expenses, the Estimated Benefits Payouts and Estimated Closing Cash contained in Seller’s deliveries pursuant to Section 2.3(a) shall be the Final Net Working Capital, the Final Indebtedness, the Final Transaction Expenses, the Final Benefits Payouts and Final Closing Cash and Seller’s deliveries pursuant to Section 2.3(a) shall be deemed to be the Final Closing Statement (as defined herein).
(c)Following its receipt from Buyer of the draft Final Balance Sheet and the Closing Statement, Seller shall have forty-five (45) days to review the draft Final Balance Sheet and the Closing Statement (and Seller shall have the right, until the final determination of the Final Closing Statement, to (i) examine all accounting records, work papers and financial records used or generated in connection with the preparation of the draft Final Balance Sheet, the Closing Statement and the Final Closing Statement as may be reasonably requested by Seller and such other documents as Seller may reasonably request in connection with its review of the draft Final Balance Sheet, the Closing Statement and the Final Closing Statement and (ii) have access during normal business hours on advance notice to all Facilities and all employees, agents and professional advisors of Buyer, the Company and its Subsidiaries as Seller may reasonably request in connection with its review of the draft Final Balance Sheet, the Closing Statement and the Final Closing Statement) and to inform Buyer in writing of any disagreement that it may have with the draft Final Balance Sheet and the Closing Statement, which objection shall, to the extent practicable, specify in reasonable detail Seller’s disagreement with the draft Final Balance Sheet and the Closing Statement and shall in any case include Seller’s calculation of any disputed items, to the extent practicable (the “Objection”). If Buyer does not receive the Objection within such forty-five (45) day period, the draft Final Balance Sheet and the amount of the Final Net Working Capital, the Final Indebtedness, the Final Transaction Expenses, the Final Benefits Payouts and the Final Closing Cash set forth on the Closing Statement shall be deemed to have been accepted by Seller and shall become binding upon Seller, and the calculation of the Final Net Working Capital, the Final Indebtedness, the Final Transaction Expenses, the Final Benefits Payouts and the Final Closing Cash on the Closing Statement shall be the Final Net Working Capital, the Final Indebtedness, the Final Transaction Expenses, the Final Benefits Payouts and the Final Closing Cash, respectively. If Seller timely delivers an Objection to Buyer, Buyer shall then have ten (10) days from the date of receipt of such Objection (the “Review Period”) to review and respond to the Objection in writing (and Buyer shall have the right to examine the work papers and financial records used or generated in connection with the preparation of the Objection and such other documents as Buyer may reasonably request in connection with its review of the Objection); provided, however, that Buyer’s response to any Objection shall be limited to those specific disagreements listed in the Objection. Furthermore, Buyer may not in its response to the Objection change its calculation of any line item or component of working capital shown in or the Final Closing Cash shown in Buyer’s draft Final Balance Sheet and Closing Statement that would, taken on an individual basis, have the result of reducing the Final Net Working Capital or Final Closing Cash, as applicable, below the amounts thereof indicated in Buyer’s draft Final Balance Sheet and Closing Statement previously delivered to Seller. If Seller does not receive a written response from Buyer within such ten (10) day period, the draft Final Balance Sheet and the amount of the Final Net Working Capital, the Final Indebtedness, the Final Transaction Expenses, the Final Benefits Payouts and the Final Closing Cash set forth in the Objection shall be deemed to have been accepted by Buyer and shall become binding upon Buyer, and the calculation of the Final Net Working Capital, the Final Indebtedness, the Final Transaction Expenses, the Final Benefits Payouts and Final Closing Cash contained in the Objection shall be the Final Net Working Capital, the Final Indebtedness, the Final Transaction Expenses, the Final Benefits Payouts and the Final Closing Cash, respectively. If Buyer does timely deliver a written response within such ten (10) day period, Buyer and Seller shall attempt in good faith to resolve any disagreements with respect to the Final Balance Sheet and the determination of the Final Net Working Capital, the Final Indebtedness, the Final Transaction Expenses, the Final Benefits Payouts and the Final Closing Cash. If they are unable to resolve all of their disagreements with respect to the Final Balance Sheet and/or the determination of the Final Net Working Capital, the Final Indebtedness, the Final Transaction Expenses, the Final Benefits Payouts and the Final Closing Cash within twenty (20) days following the expiration of Buyer’s Review Period, Buyer and Seller shall promptly refer the dispute to the CPA Firm, which shall resolve such disagreements based solely on written presentations by Seller and Buyer, which are in accordance with the terms and procedures and the definitions of this Agreement, and not by independent review. The written presentations provided by each of Seller and Buyer shall be limited such that neither party may change its calculations of any line item or component of Final Net Working Capital or Final Closing Cash from the draft Final Balance Sheet and draft Closing Statement, in the case of Buyer, and the Objection, in the case of Seller, if such change, taken on an individual basis, would have the result of reducing, in the case of Buyer, or increasing, in the case of Seller, the calculation of actual Final Net Working Capital or Final Closing Cash, respectively, set out in the draft Final Balance Sheet and draft Closing Statement or Objection, as applicable. Buyer and Seller shall direct the CPA Firm to use its reasonable best efforts to render its determination within thirty (30) days after the dispute is first submitted to the CPA Firm. The CPA Firm’s determination shall be conclusive and binding upon Buyer and Seller. Buyer and Seller shall make readily available to the CPA Firm all relevant books and records relating to the Closing Statement or Objection and all other items reasonably requested by the CPA Firm. Neither Seller nor Buyer shall have or conduct any communication, either written or oral, with the CPA Firm without the other party either being present or receiving a concurrent copy of any written communication. Nothing in this Section 2.3(c) shall be construed to authorize or permit the CPA Firm to resolve any differences between Buyer and Seller other than those unresolved disagreements listed in the Objection, and the CPA Firm shall not be authorized or permitted to do so. The scope of the disputed items to be resolved by the CPA Firm shall be limited to whether the draft Final Balance Sheet and the Closing Statement were prepared in accordance with the terms of this Agreement. In resolving any disagreements, the CPA Firm shall be bound by the provisions of this Section 2.3 and may not assign a value to any item greater than the greatest value for such item claimed by either party in its written presentation or less than the smallest value for such item claimed by either party in its written presentation. The Final Balance Sheet, the Final Net Working Capital, the Final Indebtedness, the Final Transaction Expenses, the Final Benefits Payouts and the Final Closing Cash as determined by the CPA Firm shall be the Final Balance Sheet, the Final Net Working Capital, the Final Indebtedness, the Final Transaction Expenses, the Final Benefits Payouts and the Final Closing Cash. The Closing Statement as agreed to (or deemed to be agreed to) by Buyer and Seller or as determined by the CPA Firm, as applicable, shall be referred to as the “Final Closing Statement.”
(d)If any unresolved objections are submitted to the CPA Firm for resolution as provided above, the fees and expenses of the CPA Firm shall be allocated between Buyer, on the one hand, and Seller, on the other hand, based upon the relationship the contested amount not awarded to each party bears to the amount actually contested by such party. For example, if Buyer claims that the appropriate adjustments are $1,000 greater than the amount determined by Seller, and if the CPA Firm ultimately resolves such claim by awarding to Buyer $300 of the $1,000 contested, then the fees, costs and expenses of the CPA Firm will be allocated 70% to Buyer and 30% to Seller.
(e)Upon the final determination of the Final Closing Statement,
(i)if the Purchase Price on the Final Closing Statement is greater than the estimated Purchase Price paid pursuant to Section 2.2(b)(v), then an amount in cash equal to such excess shall be payable by Buyer to Seller in accordance with Section 2.3(g); and
(ii)if the Purchase Price on the Final Closing Statement is less than the estimated Purchase Price paid pursuant to Section 2.2(b)(v), then an amount in cash equal to such shortfall shall be payable by Seller to Buyer in accordance with Section 2.3(g).
(f)If the Closing Statement delivered by Buyer shows that the amount, if any, due to Buyer pursuant to this Section 2.3(e) (such amount, the “Proposed Final Closing Adjustment”) is less than the Adjustment Escrow Funds, then Seller and Buyer shall, within two (2) Business Days after the delivery of the Closing Statement by Buyer, jointly instruct the Escrow Agent to release to Seller an amount in cash equal to the excess of the Adjustment Escrow Funds over the Proposed Final Closing Adjustment from the Adjustment Escrow Funds.
(g)For purposes of the payment of the items set forth in Section 2.3(e), (i) if Buyer is required to make a payment to Seller pursuant to Section 2.3(e)(i), then Buyer shall, within two (2) Business Days after the Final Closing Statement becomes final and binding in accordance with the terms hereof, make payment to Seller of such amount, in cash, by wire transfer of immediately available funds to an account or accounts designated by Seller in writing and (ii) if Seller is required to make payment to Buyer pursuant to Section 2.3(e)(ii), then Seller and Buyer shall, within two (2) Business Days after the Final Closing Statement becomes final and binding in accordance with the terms hereof, jointly instruct the Escrow Agent to release (A) to Buyer such amount from the Adjustment Escrow Funds and (B) to Seller the balance, if any, of the Adjustment Escrow Funds.
(h)Any payments due under this Section 2.3 shall bear interest from the Closing Date to the date of actual payment at a rate equal to the “prime rate” adjusted on a daily basis as published from time to time in The Wall Street Journal.
(i)Notwithstanding any provision set forth in this Section 2.3 or elsewhere in this Agreement to the contrary, there is no general agreement among the parties to submit disputes under this Agreement to arbitration, and the CPA Firm will act as an independent expert and not an arbitrator.
(j)For the avoidance of doubt, the calculations to be made pursuant to this Section 2.3 and the purchase price adjustment to be made pursuant to this Section 2.3 are not intended to be used to adjust for errors or omissions that may be found with respect to the Financial Statements or any inconsistencies between the Financial Statements or the Accounting Principles, on the one hand, and GAAP, on the other hand, for which Buyer’s rights under the R&W Policy for breaches of representations and warranties contained in this Agreement shall be the sole and exclusive remedy absent Actual Fraud.
(k)Buyer’s sole source of payment for any amounts owed or payable under this Section 2.3 will be from the Adjustment Escrow Amount, and, absent Actual Fraud, Buyer will have no Action against Seller with respect to or for, and Seller will not be liable for or obligated in any manner whatsoever with respect to or for, any amounts owed to or payable to Buyer pursuant to this Section 2.3.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER

Section 3.1    Organization.

Seller (a) is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware, (b) has the requisite limited liability company power and authority to carry on its business as it is currently being conducted and to own, operate and hold under lease its assets and properties as, and in the places where, such assets and properties are currently owned, operated or held, and (c) is duly qualified or licensed to transact business as a foreign entity, and is in good standing, in each jurisdiction in which it conducts business, except where the failure to be so qualified would not reasonably be expected to have a material adverse effect on its ability to consummate the transactions contemplated hereby.

Section 3.2    Authorization; Enforceability.

Seller has the requisite power and authority to execute and deliver, and to perform its obligations under, this Agreement (including the consummation of the transactions contemplated hereby) and the other documents and instruments required hereby to which Seller is a party. The execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary limited liability company action on behalf of Seller, and no other limited liability company action or proceedings on the part of Seller are necessary to authorize the execution, delivery and performance by Seller of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Seller and is, and the other documents and instruments required hereby to which Seller is a party will be, when executed and delivered by Seller, the valid and binding obligation of Seller, enforceable against Seller in accordance with their respective terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other Laws affecting the rights of creditors generally and (b) principles of equity, whether considered at law or in equity.

Section 3.3    No Violation or Conflict.

The execution, delivery and performance by Seller of this Agreement (including the consummation of the transactions contemplated hereby) and all of the other documents and instruments required hereby to which Seller is or will be a party do not and will not contravene, conflict with, result in any violation of or breach of any provision of or default under (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation, modification or acceleration of any obligation, payment of any benefit, or loss of any benefit, or require any notice or approval under (any such event, a “Conflict”) (a) the organizational documents of Seller, (b) subject to the applicable requirements of the HSR Act, any Law binding on Seller, or (c) any contract to which Seller or its assets are bound, or result in the creation or imposition of any Lien, other than Permitted Liens, on the Interests, except where in each such case such Conflict, individually or in the aggregate, would not reasonably be expected to be material to Seller or materially impair its ability to consummate the transactions contemplated hereby.

Section 3.4    No Consents.

The execution and delivery by Seller of this Agreement do not, and the performance of its obligations hereunder (including the transactions contemplated hereby) will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority or other Person except for (a) the applicable requirements of the HSR Act, (b) any registration, filing or notification required pursuant to federal or state securities or blue sky laws (the requirements in clauses (a) and (b), collectively, the “Governmental Requirements”) and (c) any such consent, approval, authorization, permit, filing or notification, the failure of which to make or obtain, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

Section 3.5    Title to the Interests.

Seller owns good and valid title to the Interests, free and clear of all Liens other than Liens described under item (vii) of the definition of Permitted Liens and Liens under the Securities Act and state securities Laws. Upon Buyer’s payment of the Purchase Price in accordance with Section 2.2, Buyer will own good and valid title to the Interests, free and clear of all Liens (other than Liens under the Securities Act and state securities Laws). There are no voting trusts, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Interests.

Section 3.6    Litigation.

There is no Action pending or, to Seller’s knowledge, proposed or threatened that involves Seller or the Interests, nor any outstanding judgments, orders or decrees of any court or other Governmental Authority, which, in any case, would adversely affect Seller’s performance under this Agreement or the consummation of the transactions contemplated hereby.

Section 3.7    Fees and Expenses of Brokers and Others.

There are no claims for any brokerage commissions, brokers’ or finders’ fees or any similar fees in connection with the transactions contemplated hereby, and Seller has not retained any broker or other Person to act on its behalf in connection with the transactions contemplated by this Agreement, except that Seller has engaged Cowen and Company, LLC in connection with such transactions and all of the unpaid fees and expenses of Cowen and Company, LLC in connection with such engagement shall be paid by Seller and be taken into account as part of Transaction Expenses.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Section 4.1    Organization.

The Company (a) is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware, (b) has the requisite limited liability company power and authority to carry on its business as it is currently being conducted and to own, operate and hold under lease its assets and properties as, and in the places where, such assets and properties are currently owned, operated, leased or held, and (c) is duly qualified or licensed to transact business as a foreign entity, and is in good standing, in each jurisdiction in which it conducts business, except where the failure to be so qualified would not reasonably be expected to have a Material Adverse Effect.

Section 4.2    Authorization; Enforceability.

The Company has the requisite power and authority to execute and deliver, and to perform its obligations under, this Agreement (including the consummation of the transactions contemplated hereby) and the other documents and instruments required hereby to which it is a party. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary limited liability company action on behalf of the Company, and no other limited liability company action or proceedings on the part of the Company are necessary to authorize the execution, delivery and performance by the Company of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and is, and the other documents and instruments required hereby to which the Company is a party will be, when executed and delivered by the Company, the valid and binding obligation of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other Laws affecting the rights of creditors generally and (b) principles of equity, whether considered at law or in equity.

Section 4.3    No Violation or Conflict.

The execution, delivery and performance by the Company of this Agreement (including the consummation of the transactions contemplated hereby) and all of the other documents and instruments required hereby to which the Company is or will be a party do not and will not (a) Conflict with (i) the organizational documents of the Company, (ii) subject to the applicable requirements of the HSR Act, any Law binding on the Company, or (iii) any Material Contract or Governmental Authorization (other than those as to which Company Required Consents would otherwise need to be obtained), (b) give any party to any Material Contract any right of termination, cancellation, acceleration or modification thereunder or the right to declare a default thereunder (other than those as to which Company Required Consents would otherwise need to obtained) or (c) result in the imposition of any Lien (other than a Permitted Lien) upon any of the assets of the Company or any of its Subsidiaries, except where such event would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or materially impair its ability to consummate the transactions contemplated hereby.

Section 4.4    No Consents.

Except for (a) the consents listed on Schedule 4.4 (individually, a “Company Required Consent” and, collectively, the “Company Required Consents”), (b) the Governmental Requirements, and (c) notices, consents, approvals and authorizations already given or obtained or as to which the failure to give or obtain would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or materially impair the Company’s ability to consummate the transactions contemplated hereby, no consent of any other Person, and no notice to, filing or registration with, or consent, approval or authorization of, any Governmental Authority is necessary or is required to be made or obtained by the Company or any of its Subsidiaries in connection with the consummation of the transactions contemplated hereby.

Section 4.5    Capitalization.

The Interests represent all of the issued and outstanding equity interests in the Company. All of the issued and outstanding equity interests in the Company are duly authorized, validly issued, fully paid and non-assessable. None of the outstanding Interests were issued in violation of, or, except as set forth in the Company’s organizational documents, are currently subject to, any preemptive right, option, warrant, commitment, right of first refusal, deferred compensation right or other agreement, arrangement, commitment or similar right of any kind to acquire Interests in the Company or any other equity interest or security of the Company. There are no options, warrants, calls, rights, rights of first refusal, subscription rights, preemptive rights, deferred compensation rights, option plans, equity bonus plans or other agreements, arrangements, commitments or rights of any character, written or oral, to issue, deliver, sell, redeem, subscribe for, purchase or repurchase any equity interests in the Company or securities convertible into or exchangeable for, or which otherwise confer on the holder any right to acquire, any equity interests in the Company, nor is the Company committed to issue any such option, warrant, call, right of first refusal, subscription right, preemptive right, deferred compensation right or other similar right of any character, written or oral. There are no voting trusts, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Interests or equity interests of the Company or its Subsidiaries.

Section 4.6    Subsidiaries.

Schedule 4.6 sets forth a list of each of the Company’s Subsidiaries. Each Subsidiary is (i) duly organized or incorporated, as applicable, validly existing and in good standing under the Laws of its jurisdiction of organization or incorporation, as applicable, listed on Schedule 4.6, (ii) has the requisite entity power and authority to carry on its business as it is currently conducted and to own, operate and hold under lease its assets and properties as, and in the places where, such assets and properties are currently owned, operated or held, and (iii) is duly qualified or licensed to transact business as a foreign entity, and is in good standing, except in each jurisdiction in which it conducts business, except where the failure to be so qualified would not reasonably be expected to have a Material Adverse Effect. Schedule 4.6 lists for each Subsidiary the amount of its authorized equity interests, the amount of its outstanding equity interests and the record owners of such equity interests. No such equity interests were issued in violation of, or are currently subject to, any preemptive right, option, warrant, commitment, right of first refusal, deferred compensation right or other agreement, arrangement, commitment or similar right of any kind to acquire such equity interests in the applicable Subsidiary or any other equity interest or security of the applicable Subsidiary. All of the outstanding equity interests of each Subsidiary are owned, beneficially and of record, directly or indirectly, by the Company, or Subsidiaries wholly owned by the Company, free and clear of all Liens other than Liens that will be released at Closing. There are no outstanding options, warrants, calls, rights, rights of first refusal, subscription rights, preemptive rights, deferred compensation rights, option plans, equity bonus plans or other agreements, arrangements, commitments or rights of any character, written or oral, to issue, deliver, sell, redeem, subscribe for, purchase or repurchase any equity interests in any Subsidiary or securities convertible into or exchangeable for, or which otherwise confer on the holder any right to acquire, any equity interests in any Subsidiary, nor is any Subsidiary committed to issue any such option, warrant, call, right, right of first refusal, subscription right, preemptive right, deferred compensation right or other similar right of any character, written or oral. Except as set forth on Schedule 4.6, neither the Company nor any of its Subsidiaries owns or holds the right to acquire any stock, membership interest, limited liability company interest, partnership interest, joint venture interest or other equity ownership interest in any other Person.

Section 4.7    Litigation.

Except as set forth on Schedule 4.7, there is no, and since January 1, 2015 there has been no, Action pending, at law or in equity by or before any Governmental Authority, or to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries, that would, in each case, reasonably be expected to result in material liability to the Company or any of its Subsidiaries or materially impair the business or operations of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is, nor since January 1, 2015 has been, subject to, and neither the Company nor any of its Subsidiaries is bound by, any judgment, order or decree of any Governmental Authority that would reasonably be expected to result in material liability to the Company or any of its Subsidiaries or materially impair the business or operations of the Company or any of its Subsidiaries.

Section 4.8    Title to Assets.

Except as set forth on Schedule 4.8, the Company and its Subsidiaries have good and valid title to, or a valid leasehold interest in or a valid right to use, all of their properties, equipment and assets (other than Real Property, which shall be governed solely by Section 4.13) free and clear of all Liens, other than Permitted Liens and Liens described in item (ix) of the definition of Permitted Liens that will be released at Closing. The personal property, equipment and assets of the Company and its Subsidiaries are in sufficient operating condition and repair in all material respects, ordinary wear and tear excepted, as necessary to conduct the businesses of the Company and its Subsidiaries, and are available for immediate use in the Company’s and its Subsidiaries’ respective businesses, except for those items being serviced in the ordinary course of business. The personal property, equipment and assets of the Company and its Subsidiaries and the state of maintenance thereof are in compliance in all material respects with all applicable Laws. The personal property, equipment and assets of the Company and its Subsidiaries include such spare parts as are sufficient to permit the operation of the Company’s and its Subsidiaries’ respective businesses without material interruption, except where such interruption may be commercially reasonable. The personal property, equipment and assets of the Company and its Subsidiaries constitute all assets necessary and sufficient for the operations of the Company and its Subsidiaries in all material respects as currently conducted and currently proposed to be conducted.

Section 4.9    Material Contracts.
(a)Schedule 4.9(a) contains a true, complete and accurate list of the following written or oral leases, agreements, indentures, notes, bonds, loans, licenses, instruments, commitments, plans, arrangements, or other contracts (“Contracts”) to which the Company or any of its Subsidiaries is a party to or bound by, including all modifications, amendments or extensions (such Contracts listed or described on Schedule 4.9(a) being collectively referred to as the “Material Contracts”), other than any Employee Benefit Plans or Leases:
(i)any collective bargaining agreement or other material agreement with any labor union or other labor organization;
(ii)any Contract for capital expenditures or the acquisition or construction of fixed assets requiring aggregate future payments in excess of $250,000;
(iii)any Contract relating to the acquisition of any corporation, partnership, limited liability company or other Person or any business enterprise or division thereof (including by merger, consolidation or acquisition, in whole or in part, of equity or other ownership interests or assets), in each case, which acquisition or divestiture was consummated on or after January 1, 2015 or under which any party thereto has any remaining liabilities or obligations;
(iv)any Contract for the purchase or sale of inventory, materials, supplies, merchandise, machinery, equipment, parts or other property or assets requiring aggregate future payments in excess of $250,000, excluding purchase orders entered into or issued in the ordinary course of business;
(v)any Contract relating to Indebtedness or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset);
(vi)any Contract (A) granting any Person a Lien (other than Permitted Liens or Liens that will be released at Closing) on all or any part of the assets of the Company or any of its Subsidiaries or (B) related to the sale, lease, conveyance, investment, loan or other disposition of material assets of the Company or any of its Subsidiaries, other than sale of inventory in the ordinary course of business;
(vii)any Contract relating to the purchase, sale or disposal of any equity interest or other securities of the Company or any of its Subsidiaries other than in connection with intercompany restructurings implemented for tax purposes;
(viii)any Contract under which the Company or any of its Subsidiaries is (A) a lessee or sublessee of any machinery, equipment, vehicle (including fleet equipment) or other tangible personal property or (B) a lessor of any other tangible personal property, in each case requiring aggregate future payments in excess of $250,000;
(ix)any Contract (A) restricting or prohibiting the Company or any of its Subsidiaries from competing, entering into or engaging in any line of business, in any geographic area, during any period of time or in any market segment, or with any Person, or (B) which limits or restricts the ability of the Company or any of its Subsidiaries to solicit or hire any Person;
(x)any Contract relating to the formation, creation, operation, management or control of, or the ownership of or investment in, any business or enterprise, including any joint venture, strategic alliance, partnership, limited liability company or similar entity which involves the sharing of profits or losses, or relates to the ownership of, or investment in, any Person;
(xi)any Contract under which (A) any Person has directly or indirectly guaranteed any liabilities of the Company or any Subsidiary or (B) the Company or any Subsidiary has directly or indirectly guaranteed liabilities of any other Person (in each case other than endorsements for the purposes of collection in the ordinary course of business);
(xii)any Contract with any Governmental Authority providing for aggregate future payments in excess of $1,000,000 per annum;
(xiii)any Contract (A) providing for the employment of any individual employee on a full time or part time basis, (B) providing for the engagement of any Person on consulting basis, (C) providing for the payment of any cash or other compensation or benefits to any Person upon the sale of the Company, or (D) prohibiting any Person from competing with or disclosing trade secrets or confidential information of the Company or any of its Subsidiaries;
(xiv)any Contract with any current or former officer, manager, director or Affiliate of Seller, the Company or any of its Subsidiaries;
(xv)any settlement, conciliation or similar agreement that is currently binding on the Company or any of its Subsidiaries;
(xvi)any Contract with any Material Customer or Material Supplier;
(xvii)any Contract or series of related Contracts that the Company or any of its Subsidiaries reasonably anticipates involves aggregate payments to the Company or any Subsidiary in excess of $1,000,000 per annum, excluding purchase orders entered into or issued in the ordinary course of business;
(xviii)any Contract or series of related Contracts that either the Company or any of its Subsidiaries reasonably anticipates involves aggregate payments from the Company or any Subsidiary in excess of $1,000,000 per annum, excluding purchase orders entered into or issued in the ordinary course of business;
(xix)any material Contract (A) imposing “most favored nation” pricing terms or (B) granting any exclusive rights, right of first refusal, rights of first negotiation or similar rights to any Person; and
(xx)any Contract under which the Company or any of its Subsidiaries is a licensee or licensor of, or otherwise receives from or grants to any Person, any rights under Intellectual Property (other than non-exclusive end user licenses of commercially-available software solely for the Company’s internal use (“Off-the-Shelf Software License”)), or any Contract otherwise affecting the ability of the Company or any of its Subsidiaries to use, enforce, assign, transfer, license, or grant any other rights under, any Intellectual Property or providing for any indemnification relating to Intellectual Property.
(b)The Company has made available to Buyer true and correct copies of each written Material Contract each of which is complete in all material respects, including each material amendment and other material modification thereto. Schedule 4.9(a) provides a true, complete and correct description of the material terms of any oral Material Contract. Except as set forth on Schedule 4.9(b), each Material Contract is a valid and binding obligation of the Company or its Subsidiaries and, to the Company’s Knowledge, of each other party thereto, enforceable in accordance with its terms, subject only to (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other Laws affecting the rights of creditors generally and (ii) principles of equity, whether considered at law or in equity. Except as set forth on Schedule 4.9(b), the Company and its Subsidiaries have performed all material obligations required to be performed by them prior to the date hereof under the Material Contracts and are not in material breach or default thereunder nor has any event occurred which, individually or in the aggregate, with or without the giving of notice or the passage of time or both, would constitute a material breach or default, other than for Material Contracts for which a Company Required Consent has not been obtained. To the Company’s Knowledge, no event has occurred, that, individually or in the aggregate, with or without notice or lapse of time, or both, will, or would reasonably be expected to, (w) result in a violation or breach of any of the provisions of any Material Contract, (x) give any Person the right to declare a default or exercise any remedy under any Material Contract, (y) give any Person the right to accelerate the maturity or performance of any Material Contract or (z) give any Person the right to cancel or terminate for cause any Material Contract.

Section 4.10    Government Contracts.

Since January 1, 2015, neither the Company nor any Subsidiary has (a) materially breached or violated any Law, certification, representation, clause, provision or requirement pertaining to any Government Contract; (b) been suspended or debarred from bidding on government contracts by a Governmental Authority; (c)  been audited or, to the Knowledge of the Company, investigated by any Governmental Authority with respect to any Government Contract other than audits conducted in the ordinary course of business by the applicable Governmental Authority at the conclusion of a Government Contract in connection with final payment thereunder; (d) conducted or initiated any internal investigation or made any disclosure with respect to any alleged or potential irregularity, misstatement or omission arising under or relating to a Government Contract; (e) received from any Governmental Authority or any other Person any written notice of breach, cure, show cause or default with respect to any Government Contract; (f) had any Government Contract terminated by any Governmental Authority or any other Person for default or failure to perform; (g) received any small business set-aside contract, any other set aside contract or other order or contract requiring small business or other preferred bidder status or (h) entered any Government Contracts payable on a cost-reimbursement basis. The Company and each Subsidiary have established and maintain adequate internal controls for compliance with its Government Contracts. All pricing discounts, if any, have been properly reported to and credited to the customer and all invoices and claims for payment, reimbursement or adjustment submitted by the Company or any Subsidiary were current, accurate and complete in all material respects as of their respective submission dates.

Section 4.11    Financial Statements.

(a)Attached as Schedule 4.11 are copies of (a) the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2015, December 31, 2016 and December 31, 2017, the audited consolidated statements of income and member’s equity and statement of cash flows of the Company and its Subsidiaries for the years then ended, in each case audited by the Company’s outside public accountants, Mayer Hoffman McCann P.C. (“MHM”), in accordance with the auditing standards generally accepted in the United States of America of the American Institute of Certified Public Accountants (“AICPA”), (b) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of May 31, 2018, the unaudited condensed consolidated statement of operations of the Company and its Subsidiaries for the five-month period then ended and the unaudited consolidated statement of cash flows of the Company and its Subsidiaries for the five-month period then ended (the “Latest Balance Sheet” and together with the financial statements described in clause (a), the “Financial Statements”). The Financial Statements are complete and correct in all material respects, prepared in accordance with the books and records of the Company and its Subsidiaries and in accordance with GAAP subject, in the case of the unaudited financial statements, to the absence of footnote disclosures and changes resulting from normal year-end adjustments (none of which would alone or in the aggregate be material) in each case permitted by GAAP, and fairly present in all material respects the financial condition of the Company and its Subsidiaries as of the dates thereof and the results of operations and cash flows of the Company and its Subsidiaries for the periods covered thereby. MHM is independent with respect to the Company and its Subsidiaries under the standards of the AICPA for all periods covered by the Financial Statements.
(b)When delivered in accordance with Section 6.13 and as of the Closing Date, the S-X Compliant Financial Statements and the Most Recent Interim Financial Statements will be complete and correct in all material respects, prepared in accordance with the books and records of the Company and its Subsidiaries and in accordance with GAAP and Regulation S-X under the Securities Exchange Act of 1934, as amended (“Regulation S-X”), subject, in the case of the unaudited financial statements, to the absence of footnote disclosures and changes resulting from normal year-end adjustments (none of which would alone or in the aggregate be material), in each case permitted by GAAP and Regulation S-X, and the S-X Compliant Financial Statements and the Most Recent Interim Financial Statements will fairly present in all material respects the financial condition of the Company and its Subsidiaries as of the dates thereof and the results of operations and cash flows of the Company and its Subsidiaries for the periods covered thereby.

Section 4.12    Absence of Undisclosed Liabilities.

There are no liabilities or obligations of the Company or its Subsidiaries of any kind, whether accrued, absolute, fixed, contingent, unliquidated or otherwise, whether or not known to the Company, whether due or to become due, and regardless of when or by whom asserted, except for liabilities or obligations (a) as and to the extent reflected in and adequately accrued or reserved against on the Latest Balance Sheet (and that have not been discharged or paid in full since such date); (b) for those incurred since the date of the Latest Balance Sheet in the ordinary course of business (none of which relates to breach of contract, breach of warranty, tort, infringement, any lawsuit, a violation of law or an environmental liability); (c) for those that have been or will be discharged or paid in full prior to the Closing Date; and (d) for liabilities incurred pursuant to this Agreement.

Section 4.13    Real Property.

(a)The real property described on Schedule 4.13(a) constitutes all material real property owned by the Company or one of its Subsidiaries (together with all Facilities located thereon and all easements, rights-of-way and other appurtenants thereto, the “Owned Real Property”).
(b)Except as set forth on Schedule 4.13(b), with respect to each parcel of Owned Real Property:
(i)the Company or one of its Subsidiaries has good and valid title to the Owned Real Property free and clear of all Liens, except Permitted Liens and Liens that will be released at Closing;
(ii)there are no pending or, to the Company’s Knowledge, threatened in writing condemnation or expropriation proceedings relating to any of the Owned Real Property or any portion thereof;
(iii)except for Permitted Liens, there are no leases, subleases, licenses, concessions or other agreements, written or oral, granting to any party or parties the right of use or occupancy of any portion of the Owned Real Property; and
(iv)there are no outstanding options or rights of first refusal to purchase the Owned Real Property or any portion thereof or interest therein.
(c)Except as set forth on Schedule 4.13(c), neither the Company nor any of its Subsidiaries leases or subleases any material real property not otherwise owned by the Company or one of its Subsidiaries. Schedule 4.13(c) sets forth a list of all leases and subleases relating to the Leased Real Property (collectively, “Leases”), the name of each lessor and the address for each such Leased Real Property. The Company has made available to Buyer true and correct copies of each such Lease each of which is complete in all material respects, including all material amendments, extensions, renewals, guaranties and other modifications thereto.
(d)Except as set forth on Schedule 4.13(d), with respect to each of the Leases:
(i)such Lease is a legal, valid and binding obligation of the Company or one of its Subsidiaries, and to the Company’s Knowledge, of the other party thereto, is enforceable in accordance with its terms, subject only to (A) bankruptcy, insolvency, reorganization, moratorium and other Laws affecting the rights of creditors generally and (B) principles of equity, whether considered at law or in equity;
(ii)other than those Leases listed on Schedule 4.4 and any consents already obtained or as to which the failure to obtain would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the transactions contemplated by this Agreement do not require the consent of any other party to such Lease, will not result in a material breach of or material default under such Lease, and will not otherwise cause such Lease to cease to be legal, valid, binding, enforceable and in full force and effect following the Closing;
(iii)the Company’s or Subsidiary’s possession and quiet enjoyment of the Leased Real Property has not been disturbed, and to the Company’s knowledge, there are no disputes with respect to such Lease;
(iv)the Company or Subsidiary has not collaterally assigned or granted any other security interest in such Lease or any interest therein;
(v)to the Company’s Knowledge, the Company and its Subsidiaries have performed all material obligations required to be performed by them prior to the date hereof under such Lease and are not in material breach or default thereunder; and
(vi)neither the Company nor any of its Subsidiaries has subleased, licensed or otherwise granted any Person the right to use or occupy the Leased Real Property or any portion thereof.
(e)All buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Real Property (the “Improvements”) are in good condition and repair and sufficient for the operation of the Business. There are no structural deficiencies or latent defects affecting any of the Improvements included in the real property set forth on Schedule 4.13(e) and, to the Company’s Knowledge, there are no facts or conditions affecting such Improvements which would, individually or in the aggregate, interfere in any material respect with the use or occupancy of such Improvements or any portion thereof in the operation of the Business.

Schedule 4.14    Intellectual Property.

(a)Schedule 4.14(a) sets forth a true and complete list of all patents, trademark registrations, service mark registrations, domain names, copyright registrations, and applications for any of the foregoing, owned by the Company or any of its Subsidiaries (the “Registered Intellectual Property”). All Intellectual Property owned by the Company or any of its Subsidiaries is subsisting and, to the Company’s Knowledge, valid and enforceable. The Company and its Subsidiaries exclusively own and possess the entire right, title and interest in and to all Registered Intellectual Property and all material unregistered trademarks and service marks (the “Unregistered Intellectual Property”) free and clear of all Liens (other than Permitted Liens and Liens that will be released at Closing). Each of the Company and its Subsidiaries owns and possesses the entire right, title and interest in and to, free and clear of all Liens (other than Permitted Liens and Liens that will be released at Closing), or has a valid and enforceable right (pursuant to an agreement set forth in Schedule 4.9(a)(xx) or an Off-the-Shelf Software License) to use all other material Intellectual Property used or held for use in, or necessary for, the operation of their businesses as presently conducted (together with the Registered Intellectual Property and the Unregistered Intellectual Property, the “Business Intellectual Property”).
(b)Except as set forth on Schedule 4.14(b), Persons who have contributed, developed or conceived any Intellectual Property created or developed by, for, or under the direction or supervision of the Company or any of its Subsidiaries, have done so pursuant to a written, valid and enforceable agreement that (i) protects the confidential information of the Company and its Subsidiaries, and (ii) provides for the present assignment by such Person to the Company or its Subsidiaries exclusive ownership of the entire right, title and interest in and to such Intellectual Property. Each of the Company and its Subsidiaries has taken commercially reasonable actions to maintain and protect all of the Business Intellectual Property, including confidentiality thereof, in all material respects. Neither the Company nor any of its Subsidiaries has disclosed any confidential information, including source code, to any Person other than pursuant to a written, valid and enforceable confidentiality agreement pursuant to which such Person agrees to protect such confidential information.
(c)Except as set forth on Schedule 4.14(c), since January 1, 2015, neither the Company nor any of its Subsidiaries (i) has infringed, misappropriated, diluted, violated, or conflicted with respect to, any Intellectual Property of any other Person, (ii) has received any notice of infringement, misappropriation, dilution, violation of, or conflict with respect to Intellectual Property of any other Person or (iii) has received any notice challenging or questioning the validity, enforceability, use or ownership of any of the Business Intellectual Property. To the Company’s Knowledge, no Person is infringing, misappropriating, diluting, violating or conflicting with respect to any Intellectual Property owned by the Company or any of its Subsidiaries.
(d)Each of the Company and its Subsidiaries (i) owns, leases, licenses, or otherwise has a valid and enforceable right to use all Business Systems, and such Business Systems are sufficient in all material respects for the immediate and anticipated future needs of the Company’s and its Subsidiaries’ businesses as currently conducted, (ii) maintains commercially reasonable security, disaster recovery and business continuity plans, procedures and facilities, and such plans, procedures and facilities have been proven effective upon testing in all material respects, and (iii) has taken commercially reasonable actions to protect the security and integrity of the Business Systems in all material respects including by implementing industry standard procedures preventing unauthorized access and the introduction of any virus, worm, Trojan horse or similar disabling code or program, and the taking and storing on-site and off-site of back-up copies of critical data. In the last twelve (12) months, there has not been any material failure with respect to any of the Business Systems that has not been remedied or replaced in all material respects.
(e)The Company and its Subsidiaries and the conduct of their businesses are in compliance with, and since January 1, 2015 have been in compliance in all material respects with, all Data Security Requirements, and except as set forth on Schedule 4.14(e), there have not been any actual or alleged incidents of data security breaches, unauthorized access or use of any of the Business Systems, or loss, corruption, damage, or unauthorized Processing of any personal, sensitive, or confidential information or data in the possession or control of the Company or any of its Subsidiaries. Since January 1, 2015, neither the Company nor any of its Subsidiaries have received any notices relating to any failure to comply with any Data Security Requirements. The transactions contemplated by this Agreement will not result in any material liabilities of Buyer, the Company or any of its Subsidiaries in connection with any Data Security Requirements.

Section 4.15    Insurance.

The Company and its Subsidiaries currently maintain and since January 1, 2015, have continuously maintained, all insurance policies required by Law or any Contract to which any of them is a party or by which any of them is bound. Schedule 4.15 sets forth a true and complete list, including policy number, amount of annual premium, coverage, limits of coverage, retention or deductible amounts, date of expiration and amount insured, of all material insurance policies owned by the Company and its Subsidiaries, copies of which policies have previously been made available to Buyer. All such insurance policies, in each case, are in full force and effect and all premiums due on such policies have been paid and there exists no breach or default by the insured under any such policy which gives the insurer the right thereunder to terminate such policy. Neither the Company nor any Subsidiary has taken any action, or failed to take any action which, with notice or the lapse of time or both, would constitute a breach or default or permit termination, modification or non-renewal of any such insurance policy. As of the date hereof, and since January 1, 2015, neither the Company nor any of its Subsidiaries has received any written notice of cancellation of or intent to cancel any such insurance policies, increase or intent to increase the premiums for such insurance policies, or denial of coverage or reservation of rights or other notices of defenses related to any such insurance policies or any material claim made pursuant to any such insurance policies.

Section 4.16    Tax Matters. The Company and its Subsidiaries have timely filed (taking into account all properly granted extensions) all material Tax Returns relating to their businesses and assets, such Tax Returns are true, correct and complete in all material respects, and the Company and its Subsidiaries have paid all Taxes (whether or not shown thereon as due and owing) in respect of such Tax Returns. There are no Liens for Taxes upon the assets of the Company or its Subsidiaries, except for Permitted Liens. As of the date hereof, there is no current or pending audit or other administrative or judicial proceeding relating to any Tax Return filed with respect to the Company’s or any of its Subsidiaries’ businesses or any of their assets, and no written claim with respect to Taxes has ever been made by any Governmental Authority in a jurisdiction in which the Company and its Subsidiaries do not file any Tax Returns. Neither the Company nor any of its Subsidiaries has waived any statutes of limitations with respect to Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency with respect to any currently open Tax period. The Company and its Subsidiaries have withheld all material Taxes that they were required to withhold. The unpaid Taxes of the Company and its Subsidiaries (i) for taxable periods (or portions thereof) through the date of the Latest Balance Sheet do not exceed the accruals and reserves for Taxes (excluding accruals and reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth in the Financial Statements and (ii) for Pre-Closing Tax Periods, will not exceed the reserve as adjusted for the passage of time through the Closing Date in accordance with GAAP. Neither the Company nor any of its Subsidiaries has (i) been a member of any affiliated group filing a combined, consolidated or unitary Tax Return (other than a group the common parent of which was the Company or one of its Subsidiaries) and (ii) any liability for the Taxes of any Person (other than the Company or its Subsidiaries) under Treasury Regulations Section 1.1502-6 or any corresponding or similar provision of state, local or non-U.S. Law, as a transferee or successor, by contract or otherwise. Neither the Company nor any of its Subsidiaries (i) is a “controlled foreign corporation” as defined in Section 957 of the Code or a “passive foreign investment company” within the meaning of Section 1297 of the Code or (ii) has a permanent establishment (within the meaning of any applicable Tax treaty), an office or fixed place of business, or other form of taxable nexus in a country other than in which it is organized. Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction, from taxable income with respect to any taxable period after the Closing Date as a result of (i) any change or improper use in method of accounting for any taxable period ending on or prior to the Closing Date, (ii) any “closing agreement” as described in Section 7121 of the Code or any corresponding or similar provision of state, local or non-U.S. Law, (iii) intercompany transactions or excess loss accounts described in Treasury Regulations under Section 1502 of the Code or any corresponding or similar provision of state, local or non-U.S. Law, (iv) any installment sale or open transaction disposition made on or prior to the Closing Date, (v) any prepaid amounts received on or prior to the Closing Date; or (vi) any election under Section 108(i) of the Code or any corresponding or similar provision of state, local or non-U.S. Law. Neither the Company nor any of its Subsidiaries is a party to any Tax sharing, allocation or indemnity agreement or similar arrangement (other than customary commercial or financial agreements entered into in the ordinary course of business consistent with past practices and for which the principal subject matter of which is not Taxes). Each of the Company and its Subsidiaries is, and at all times since its respective formation has been, properly classified in the manner set forth on

Schedule 4.16 for U.S. federal income and applicable state Tax purposes. To the Knowledge of the Company and its Subsidiaries, each of the Company and its Subsidiaries has complied with all applicable escheat and unclaimed property Laws in all material respects.

Section 4.17    Compliance with Law.

The Company and its Subsidiaries are, and have at all times since January 1, 2015 have been, in compliance in all material respects with all applicable Laws relating to the operation of their businesses or the ownership or use of their assets. Neither the Company nor any of its Subsidiaries has received, at any time since January 1, 2015, any written notice from any Governmental Authority of or, to the Knowledge of the Company, been under any investigation with respect to or threatened to be charged with, any actual, alleged, possible or potential material violation of, or material failure to comply with, any applicable Law in connection with the operation of their businesses.

Section 4.18    Environmental Matters.

(a)Definitions. When used in this Agreement:
(i)“Environmental Laws” shall mean all applicable foreign, federal, state, local or municipal Laws, orders, decrees, determinations, decisions, statutes, ordinances, codes, rules, and regulations of any Governmental Authority imposing liability, obligations, or standards of conduct for or relating to public or workers health and safety (with respect to Hazardous Materials or Petroleum products), the protection of the environment (including, without limitation, ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation), natural resources, or any pollution or contamination. Environmental Laws include, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (42 U.S.C. §§ 9601 et seq.) (“CERCLA”); the Hazardous Materials Transportation Authorization Act of 1994 (49 U.S.C. §§ 5101 et seq.); the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. §§ 136 et seq.); the Solid Waste Disposal Act (42 U.S.C. §§ 6901 et seq.); the Toxic Substance Control Act (15 U.S.C. §§ 2601 et seq.); the Clean Air Act (42 U.S.C. §§ 7401 et seq.); the Federal Water Pollution Control Act (33 U.S.C. §§ 1251 et seq.); the Safe Drinking Water Act (42 U.S.C. §§ 300(f) et seq.); the Occupational Safety and Health Act (29 U.S.C. §§ 651 et. seq.); the Mine Safety and Health Act of 1977 (30 U.S.C. §§ 801 et. seq.) (with respect to Hazardous Materials or Petroleum Products); the Surface Mining Control and Reclamation Act of 1977 (30 U.S.C. §§ 1201 et. seq.); and the Emergency Planning and Community Right-to-Know Act (42 U.S.C. §§ 11001 et. seq.), and all state counterparts, with any amendment or reauthorization thereto or thereof.

(ii)
“Hazardous Materials” shall mean (A) any radioactive materials, infectious medical waste, asbestos in any form that is or could become friable, urea formaldehyde foam insulation, polychlorinated biphenyls (PCBs), and radon gas; (B) any waste or substance that is listed, defined, designated, or classified by any Environmental Laws to be hazardous, ignitable, corrosive, radioactive or toxic; and (C) any waste, material or substance that is defined as a “hazardous waste,” “hazardous material,” “hazardous substance,” “extremely hazardous substance,” “restricted hazardous waste,” “pollutant,” “contaminant” or “toxic substance” under, or for which liability or standards of conduct may be imposed pursuant to, any Environmental Laws.

(iii)“Petroleum Products” shall mean gasoline, diesel fuel, motor oil, waste or used oil, heating oil, kerosene and any other petroleum products or substances or materials derived from any petroleum products.
(b)Except as set forth on Schedule 4.18(b), the Company and its Subsidiaries are, and at all times since January 1, 2015 have been, in compliance in all material respects with all Environmental Laws, which compliance has included obtaining and complying in all material respects with all Governmental Authorizations required under Environmental Laws.
(c)Except as set forth on Schedule 4.18(c), there has been no (i) off-site shipment of any Hazardous Materials or Petroleum Products by the Company or its Subsidiaries, (ii) release, use, storage, treatment, manufacture, transport, handling or disposal of, or exposure of any Person to, any Hazardous Materials or Petroleum Products by the Company or its Subsidiaries, or (iii) contamination by any Hazardous Materials or Petroleum Products on, under, at or from any real properties (A)  now owned, leased or operated by the Company or its Subsidiaries or (B) previously owned, leased or operated by the Company or its Subsidiaries during such time that the Company or any of its Subsidiaries owned, leased or operated such real properties, where in each case of (i), (ii) or (iii) such off-site shipment, release, use, storage, treatment, manufacture, transport, handling, or disposal of, exposure of any Person to, or contamination by Hazardous Materials or Petroleum Products has given rise or would give rise to current or future liabilities or obligations under Environmental Laws, except for any acts, events or omissions (including, without limitation, any off-site shipments and release, use, storage, treatment, manufacture, transport, handling or disposal of any Hazardous Materials or Petroleum Products) that have not given rise, or would not give rise, to a material liability.
(d)Except as set forth on Schedule 4.18(d), since January 1, 2015 (or earlier to the extent unresolved), neither the Company nor any of its Subsidiaries has received any written notices, orders or claims regarding any actual or alleged material violation of or material liability under Environmental Laws (including that the Company or any of its Subsidiaries is a responsible party in connection with any claim or notice asserted pursuant to CERCLA or any analogous state superfund Law).
(e)Except as set forth on Schedule  4.18(e), neither the Company nor any of its Subsidiaries has assumed, undertaken, provided an indemnity with respect to, or become subject to, any material liability of any other Person relating to Environmental Laws or Hazardous Materials or Petroleum Products.
(f)The Company has made available to Buyer copies of all environmental audits, assessments and reports, and any written notices, orders or claims materially bearing on environmental or health or safety (with respect to Hazardous Materials or Petroleum Products) liabilities, in its, any of its Subsidiaries’ or Seller’s possession or control, relating to the past or current operations, properties or facilities of the Company or any of its Subsidiaries.

Section 4.19    Labor Matters.

Except as set forth on Schedule 4.19, none of the employees of the Company or any of its Subsidiaries are or have been represented by a labor union or other labor organization. Since January 1, 2015, (a) neither the Company nor any of its Subsidiaries has experienced any strike, lockout, hand billing, picketing, boycott, work stoppage, slowdown, labor arbitration, material grievance, or material labor dispute nor, to the Company’s Knowledge, has any such event been threatened; (b) neither the Company nor any of its Subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act; (c) to the Company’s Knowledge, no organizational effort has been made or is presently underway or threatened by, or on behalf of, any labor union or other employee representative body with respect to employees of the Company or any of its Subsidiaries, and no effort has been made or is presently underway or threatened by, or on behalf of, any employees of the Company or any of its Subsidiaries to decertify any labor union or other employee representative body; and (d) each of the Company and its Subsidiaries has complied and is currently in compliance in all material respects with (i) all collective bargaining agreements and other Contracts with any labor union, works council, and other labor organization and (ii) all applicable Laws relating to employment and labor, including provisions thereof relating to wages, hours, health and safety, equal opportunity, immigration, collective bargaining, harassment, sexual harassment, labor relations, employee layoffs and plant closings, and the payment of social security, wage, payroll and other Taxes. There is no pending or, to the Company’s Knowledge, threatened, Action alleging material violations of any labor or employment Law, including claims of unfair labor practice, employment discrimination, wrongful termination or similar matters against or affecting the Company or any of its Subsidiaries. In the past three (3) years, no labor union, works council, or other labor organization has alleged that the Company or any of its Subsidiaries has violated or otherwise breached any collective bargaining agreement or other labor contract. To the Company’s Knowledge, there is no existing union representation petition for the Company or any of its Subsidiaries. The Company and each of its Subsidiaries has satisfied in all material respects all notice, consultation and bargaining obligations it owes to its employees and their representatives pursuant to applicable Law or Contract with respect to the transactions contemplated by this Agreement. Except as would not, individually or in the aggregate, result in material liability to the Company or any of its Subsidiaries, (i) the Company and each of its Subsidiaries have fully and timely paid all wages, salaries, bonuses, commissions, wage premiums, fees and other compensation that have become due and payable to its employees and its consultants, independent contractors, and other service providers pursuant to applicable Law, contract, or Company policy, and (ii) all individuals who are providing, or have provided at any time in the past three (3) years, services to the Company or any of its Subsidiaries and are or were classified by the Company and each of its Subsidiaries as independent contractors or other non-employee services providers are and were properly classified and treated as such for all applicable purposes.

Section 4.20    Absence of Certain Changes.

Since the date of the Latest Balance Sheet, (i) the Company and its Subsidiaries have conducted their businesses in the ordinary course consistent with past practice, (ii) there has not been, and neither the Company nor any of its Subsidiaries has taken any action that would reasonably be expected to result in, a Material Adverse Effect, and (iii) except as set forth on Schedule 4.20 or as required by this Agreement, neither the Company nor any of its Subsidiaries has directly or indirectly taken any actions set forth in Section 6.1 of this Agreement.

Section 4.21    Employee Benefit Plans.

(a)Schedule 4.21(a) sets forth a correct and complete list as of the date hereof of all Employee Benefit Plans. With respect to each Employee Benefit Plan, the Company has made available to Buyer, to the extent applicable, true and correct copies of: (i) all current plan documents (with any amendments thereto), administrative services contracts, trust agreements, insurance Contracts or other funding arrangements, (ii) all current summary plan descriptions and summaries of material modifications, (iii) all current employee handbooks and manuals, (iv) the Form 5500 for each such Employee Benefit Plan for the last three (3) plan years with all schedules and attachments as filed, (v) the most recent determination or opinion letter issued by the IRS with respect to such Employee Benefit Plan that is intended to be tax-qualified, and (vi) the most recent actuarial valuation report, plan audit, financial statement and accountant’s opinion (with footnotes) for each Employee Benefit Plan.
(b)Neither the Company nor any of its Subsidiaries has made any commitment to amend or modify any Employee Benefit Plan or to establish any new Employee Benefit Plan, except (i) as may be required by Law, (ii) as may be required to renew any insurance or service contracts existing with respect to such Employee Benefit Plan if such renewal comes due in the ordinary course, or (iii) as contemplated by this Agreement or the transactions contemplated hereby.
(c)Each Employee Benefit Plan intended to be qualified under Section 401(a) of the Code, and the trust (if any) forming a part thereof, is so qualified, has timely received a favorable determination letter from the IRS with respect to the qualified status of such Employee Benefit Plan under Section 401(a) of the Code, or such Employee Benefit Plan is a prototype or volume submitter plan with respect to which the prototype sponsor has received a favorable opinion letter from the IRS on the form of the prototype plan on which the Company and its Subsidiaries are entitled to rely, or such determination letter or opinion letter is being requested or the remedial amendment period for requesting such opinion letter has not expired, and no circumstances have occurred which could adversely affect the qualification of any such Employee Benefit Plan.
(d)Each Employee Benefit Plan has been established, maintained, funded, administered and operated in all material respects in accordance with its terms and applicable Law.
(e)All contributions, premiums, reimbursements or payments under or with respect to each Employee Benefit Plan which are due on or before the Closing Date have been or will be paid or contributed in a timely manner in accordance with the terms of such plan and applicable Law, or if not yet due, properly accrued. Except as set forth on Schedule 4.21(e), no Employee Benefit Plan has any unfunded accrued benefits that are not reflected in the Financial Statements.
(f)All benefits due under each Employee Benefit Plan have been timely paid in full and there is no Action, lawsuit or claim, other than routine claims for benefits, pending, or to the Company’s Knowledge, threatened, against or with respect to any Employee Benefit Plan or the fiduciaries of any such plan or otherwise involving or pertaining to any such Employee Benefit Plan.
(g)Except as set forth on Schedule 4.21(g), no Employee Benefit Plan is, and neither the Company nor any of its Subsidiaries sponsors, maintains, contributes to, is participating or contributing to, or has any current or contingent liability or obligation with respect to or under: (i) any “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA) (each a “Multiemployer Plan”); (ii) any “defined benefit plan” (as defined in Section 3(35) of ERISA), or a plan that is or was subject to the minimum funding standards of Section 412 of the Code or Title IV of ERISA; (iii) any “multiple employer plan” (within the meaning of Section 413(c) of the Code); or (iv) any “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA). Neither the Company nor any of its Subsidiaries maintains any trust that is intended to be exempt from taxation under Section 501(c)(9) of the Code. Neither the Company nor any of its Subsidiaries has any current or contingent liability or obligation by reason of at any time being considered a single employer under Section 414 of the Code with any other Person.
(h)No audit or investigation by any Governmental Authority is pending, or to the Company’s Knowledge, threatened, regarding any Employee Benefit Plan. No current or former employee, officer, or director of the Company or any of its Subsidiaries, or to the Company’s Knowledge, any other third party dealing, or involved with, any Employee Benefit Plan has engaged in any non-exempt prohibited transactions (within the meaning of

Section 406 of ERISA or Section 4975 of the Code and the regulations thereunder) or any other breach of fiduciary duty as determined under ERISA. Neither the Company nor any of its Subsidiaries has any liability (whether or not assessed) for any Tax arising under Sections 4980B, 4980D or 4980H of the Code.
(i)Except as set forth on Schedule 4.21(i), no Employee Benefit Plan provides, and neither the Company nor any of its Subsidiaries has any obligation to provide, any retiree or post-termination medical, life or welfare-type benefits, other than continuation coverage pursuant to Section 4980B of the Code or any similar state Law and for which the recipient pays the full premium cost.
(j)Schedule 4.21(j) identifies each Multiemployer Plan that is a defined benefit pension plan. Except as set forth on Schedule 4.21(j), with respect to each such Multiemployer Plan: (i) no unsatisfied withdrawal liability within the meaning of Title IV of ERISA (whether or not asserted by such Multiemployer Plan and whether for a partial or complete withdrawal) has been incurred by the Company or any of its Subsidiaries; (ii) neither the Company nor any of its Subsidiaries has received notice from a Multiemployer Plan that such Multiemployer Plan has undergone or is expected to undergo a mass withdrawal or termination (or treatment of a plan amendment as termination); (iii) all contributions (including installments) required to be made by the Company and its Subsidiaries; (iv) neither the Company nor any of its Subsidiaries has received notice from a Multiemployer Plan that such Multiemployer Plan has been terminated or has been in or is expected to become insolvent (within the meaning of Section 4245 of ERISA) or is in “endangered,” “critical,” or “critical and declining” status (within the meaning of Section 432 of the Code or Section 305 of ERISA) so as to result directly or indirectly in any increase in contributions or other liability to the Company or any of its Subsidiaries; and (v) all work performed by the Company and its Subsidiaries with respect to which contributions have been made or are made or required to be made to any Multiemployer Plan is and has been work performed in the building and construction industry as determined under and for purposes of Title IV of ERISA and each Multiemployer Plan to which such contributions have been or are made or required to be made is a plan that primarily covers employees in the building and construction industry for such purposes. Neither the Company nor any of its Subsidiaries is subject to any agreement which is intended to be covered by, or has any liability related to, Section 4204 of ERISA.
(k)Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (alone or in conjunction with any other event) will (i) result in any payment becoming due to any employee of the Company or any of its Subsidiaries; (ii) increase any compensation or benefits otherwise payable under any Employee Benefit Plan; (iii) result in the acceleration of the time of payment or vesting or funding of any such compensation benefits or under any Employee Benefit Plan or (iv) give rise to the payment of any amount that would not be deductible by the Company or any of their respective Affiliates by reason of Section 280G of the Code or any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment”, as defined in Section 280G(b)(1) of the Code.
(l)Neither the Company nor any of its Subsidiaries has any obligation to “gross-up” or otherwise indemnify any individual for the imposition of the excise tax under Section 4999 of the Code or under Section 409A of the Code.
(m)Each arrangement subject to Section 409A of the Code (if any) has been established, maintained and is in compliance in all material respects therewith such that it would not reasonably be expected that any Taxes or interest have been or will be due and owing in respect of such arrangement failing to be in compliance therewith.

Section 4.22    Bank Accounts.

Schedule 4.22 sets forth a true and complete list of all material bank accounts of the Company and its Subsidiaries and all Persons who are signatories thereunder.

Section 4.23    Affiliate Transactions.

Except as set forth on Schedule 4.23, no officer, member of the board of directors or managers (or equivalent governing body) of Seller or any of its Subsidiaries or any Affiliate thereof or any individual in any such Person’s immediately family: (a) owns or has any interest in any property or right (real, personal or mixed, and whether tangible or intangible), which is used by the Company or any of its Subsidiaries; (b) has any claim or cause of action against the Company or any of its Subsidiaries; (c) owes any money to the Company or any of its Subsidiaries or is owed money from the Company or any of its Subsidiaries (other than for accrued but unpaid salary and vacation, and benefits and expense reimbursements in the ordinary course of business); (d) owns a material equity interest or other financial interest in a Person that has any material business dealings with the Company or any of its Subsidiaries or (e) is a party to any Contract or transaction with the Company or any of its Subsidiaries, except for the organizational documents of the Company and its Subsidiaries. Except for the organizational documents of the Company and its Subsidiaries, Schedule 4.23 sets forth every Contract between the Company or any of its Subsidiaries, on the one hand, and the Company’s present equity holders, officers, managers, directors or members of their immediate families (or any entity in which any of them has a material financial interest, directly or indirectly), on the other hand.

Section 4.24    Governmental Authorizations.

The Company and its Subsidiaries have obtained, and at all times since January 1, 2015 have held, all Governmental Authorizations necessary to own, occupy and use, as applicable, their assets, and operate their businesses, in compliance with applicable Laws (including Environmental Laws) and have made all filings required under applicable Law (including Environmental Law), except where the failure to have such Governmental Authorizations or make such filing would not reasonably be expected to adversely affect in any material respects the operation of the Company and its Subsidiaries as presently conducted or proposed to be conducted (each, a “Material Governmental Authorization”), and (a) each such Material Governmental Authorization is valid and in full force and effect, (b) the Company and its Subsidiaries are in compliance with the terms and requirements of each such Material Governmental Authorization, except where the failure to be in compliance would not reasonably be expected to adversely affect in any material respects the operation of the Company or its Subsidiaries as currently conducted or proposed to be conducted, and (c) neither the Company nor any of its Subsidiaries has received, at any time since January 1, 2015, any written notice from any Governmental Authority regarding any violation of or failure to comply with any term or requirement of any Material Governmental Authorization. Schedule 4.24 sets forth all Material Governmental Authorizations. There is no, and since January 1, 2015 there has been no, revocation, withdrawal, suspension, cancellation, termination of, modification to or nonrenewal of any Material Governmental Authorization pending or, to the Knowledge of the Company, threatened, except for such revocations, withdrawals, suspensions, cancellations, terminations, modifications or nonrenewals undertaken by the Company or its applicable Subsidiary.

Section 4.25    Fees and Expenses of Brokers and Others.

There are no claims for any brokerage commissions, brokers’ or finders’ fees or any similar fees in connection with the transactions contemplated hereby, and neither the Company nor any of its Subsidiaries has retained any broker or other Person to act on its behalf in connection with the transactions contemplated by this Agreement, except that Seller has engaged Cowen and Company, LLC in connection with such transactions and all of the unpaid fees and expenses of Cowen and Company, LLC in connection with such engagement shall be paid by Seller and be taken into account as part of Transaction Expenses.

Section 4.26    Foreign Operations and Export Control.

Since January 1, 2015, neither the Company nor any of its Subsidiaries, nor any director, executive officer, member, manager or employee of any of them, nor to the Knowledge of the Company, any representative, consultant, advisor or agent of the Company or any Subsidiary:
(a)has directly or indirectly (i) made, received, offered or promised to make, or authorized the making of any unlawful payment to any Person, (ii) given, offered or promised to give, or authorized the giving of, any unlawful gift, bribe, kickback payment, political or charitable contribution or other thing of value or advantage to any Person, (iii) requested or received any unlawful payment, gift, political or charitable contribution or other thing of value or advantage or (iv) violated any provision of the FCPA, any other applicable Law that prohibits corruption or bribery, or any export control Laws, economic sanction Laws, import Laws, or antiboycott Laws; or
(b)will directly or indirectly use any portion of the amounts paid by Buyer under this Agreement (i) for, in connection with or in furtherance of the making, offering or promising to make, or the authorization of the making of any unlawful payment to any Person, (ii) for, in connection with or in furtherance of the giving, offering or promising to give, or the authorization of the giving of any unlawful gift, political or charitable contribution or other thing of value to any Person or (iii) in a manner that may violate any provision of the FCPA or any other applicable Law that prohibits corruption or bribery.

Section 4.27    Top Customers and Suppliers.

Schedule 4.27 sets forth for each of (a) the fiscal year ended December 31, 2017 and (b) the six-month period ended on June 30, 2018: (i) the ten (10) largest customers of Saiia Holdings LLC and its Subsidiary and the ten (10) largest customers of Meadow Valley Parent Corp. and its Subsidiaries, in each case, based on annual revenue (collectively, the “Material Customers”), and (ii) the ten (10) largest suppliers of Saiia Holdings LLC and its Subsidiary and the ten (10) largest suppliers of Meadow Valley Parent Corp. and its Subsidiaries, in each case, based on annual expenditure (collectively, the “Material Suppliers”). Neither the Company nor any of its Subsidiaries has received any notice from any Material Customer to the effect that, and to the Knowledge of the Company, there is no indication that, any such Person will, intends to, or is considering terminating, cancelling, discontinuing, reducing, changing the terms of (whether related to payment, price or otherwise) or otherwise adversely modifying its business with the Company or any Subsidiary with respect to buying, distributing or selling, as applicable, products or services from the Company or any Subsidiary (whether as a result of the consummation of the transactions contemplated hereby or otherwise). Neither the Company nor any Subsidiary has received any notice from any Material Supplier to the effect that, and to the Knowledge of the Company there is no indication that, any such Material Supplier will, intends to, or is considering terminating, cancelling, discontinuing, reducing, changing the terms of (whether related to payment, price or otherwise) or otherwise adversely modifying its business with the Company or any Subsidiary with respect to supplying materials, products or services to the Company or any Subsidiary (whether as a result of the consummation of the transactions contemplated hereby or otherwise). There are no outstanding or, to the Knowledge of the Company, threatened disputes with any such Material Customers or Material Suppliers. Neither the Company nor any Subsidiary has received any notice or has any reason to believe that any such Material Customer or Material Supplier is or will be the subject of any voluntary or involuntary bankruptcy, insolvency or other similar proceeding.

Section 4.28    Warranty and Liability.

Except as set forth on Schedule 4.28:
(a)(i) each service rendered by the Company and its Subsidiaries with respect to their business has been in conformity in all material respects with all applicable contractual commitments and all express and implied warranties, and the Company and its Subsidiaries do not have any material liabilities or obligations for replacement or repair thereof or other material damages in connection therewith, subject only to any reserve for service warranty claims accrued on the Latest Balance Sheet; and (ii) no service rendered by the Company and its Subsidiaries with respect to their business since January 1, 2015 is subject to any guaranty, warranty or other indemnity beyond the applicable standard terms and conditions with respect thereto; and
(b)there are no existing material liabilities, claims or obligations arising from or, to the Knowledge of the Company, alleged to arise from any actual or alleged injury to Persons, damage to property or other loss as a result of any service rendered by the Company and its Subsidiaries since January 1, 2015, and the Company and its Subsidiaries have complied in all material respects with all applicable contractual, express and implied warranties.

Section 4.29    Gross Profit and Gross Margin.

The Company’s estimates as of June 30, 2018 of the aggregate gross profit and gross margin for work-in-progress under Contracts with customers of the Company and its Subsidiaries (including any Contracts for which work has yet to commence), are set forth on Schedule 4.29 on a project-by-project basis. Such estimates are in all material respects consistent with the actual aggregate gross profit and gross margin for work-in-progress under Contracts with customers of the Company and its Subsidiaries (including any Contracts for which work has yet to commence) on a project-by-project basis, based on information available to the Company on the date hereof, and have been prepared in good faith.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF BUYER

Section 5.1    Organization.

Buyer (a) is a limited liability company duly organized or incorporated, as applicable, validly existing and in good standing under the Laws of the State of Delaware, (b) has the requisite entity power and authority to carry on its business as it is currently being conducted and to own, operate and hold under lease its assets and properties as, and in the places where, such assets and properties are currently owned, operated, leased or held, and (c) is duly qualified or licensed to transact business as a foreign entity, and is in good standing, in each jurisdiction in which it conducts business, except where the failure to be so qualified would not reasonably be expected to have a material adverse effect on its ability to consummate the transactions contemplated hereby.

Section 5.2    Authorization; Enforceability.

Buyer has the requisite power and authority to execute and deliver, and to perform its obligations under, this Agreement (including the consummation of the transactions contemplated hereby) and the other documents and instruments required hereby to which Buyer is a party. The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary entity action on behalf of Buyer, and no other entity action or proceedings on the part of Buyer are necessary to authorize the execution, delivery and performance by Buyer of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Buyer and is, and the other documents and instruments required hereby to which Buyer is a party will be, when executed and delivered by Buyer, the valid and binding obligation of Buyer, enforceable against Buyer in accordance with their respective terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other Laws affecting the rights of creditors generally and (b) principles of equity, whether considered at law or in equity.

Section 5.3    No Violation or Conflict.

The execution, delivery and performance by Buyer of this Agreement and all of the other documents and instruments required hereby to which Buyer is a party do not and will not Conflict with (a) the organizational documents of Buyer, (b) subject to the applicable requirements of the HSR Act, any Law binding on Buyer, or (c) any contract to which Buyer or its assets are bound, except where in each such case such Conflict, individually or in the aggregate, would not reasonably be expected to be material to Buyer or have a material adverse effect on its ability to consummate the transactions contemplated hereby.

Section 5.4    No Consents.

The execution and delivery by Buyer of this Agreement does not, and the performance of its obligations hereunder (including the transactions contemplated hereby) will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority or other Person except for the Governmental Requirements.

Section 5.5    Litigation.

There is no Action pending or, to Buyer’s Knowledge, proposed or threatened in writing that involves Buyer, nor any outstanding judgments, orders or decrees of any court or other Governmental Authority, which, in any case, would adversely affect Seller’s performance under this Agreement or the consummation of the transactions contemplated hereby.

Section 5.6    Fees and Expenses of Brokers and Others.

There are no claims for any brokerage commissions, brokers’ or finders’ fees or any similar fees in connection with the transactions contemplated hereby, and Buyer has not retained any broker or other Person to act on its behalf in connection with the transactions contemplated by this Agreement.

Section 5.7    Investment Representations.

Buyer acknowledges that the Interests being acquired have not been registered under the Securities Act or qualified under applicable state securities Laws in reliance on exemptions therefrom. Buyer is acquiring the Interests for investment for its own account, not as a nominee or agent, and not with a present view to, or for resale in connection with, any distribution thereof in violation of the Securities Act or other applicable securities Laws. Buyer is familiar with investments of the nature of the Interests, understands that this investment involves substantial risks, has substantial knowledge and experience in financial and business matters such that it is capable of evaluating, and has evaluated, the merits and risks inherent in purchasing the Interests, and is able to bear such risks. Buyer has made its own independent examination, investigation, analysis and evaluation of the Company and its Subsidiaries. Notwithstanding anything contained in this Section 5.7, nothing herein shall limit claims and remedies for Actual Fraud.

Section 5.8    Financing.

As of the date of this Agreement, Buyer has received an executed debt commitment letter (“Commitment Letter”) and each fee letter (the “Fee Letters”) dated as of the date hereof (collectively, the “Debt Commitment Letter”) from the Debt Financing Sources identified therein, pursuant to which the Debt Financing Sources have committed, on the terms and subject to (and only to) the conditions set forth therein, to provide to Buyer the Debt Financing in cash in the aggregate principal amount set forth in the Debt Commitment Letter. A true and complete copy of the fully executed Commitment Letter (including all exhibits, schedules and annexes thereto) as in effect on the date hereof has been provided to the Company. A true and complete copy of each fully-executed Fee Letter related to the Commitment Letter (including all exhibits, schedules and annexes thereto) as in effect on the date hereof has been provided to the Company, except that economic and “market flex” terms specified therein may have been redacted (none of which redacted provisions could adversely affect the availability, conditionality, enforceability, termination or aggregate principal amount of the Debt Financing at the Closing). Buyer has fully paid any and all commitments or other fees required by the Debt Commitment Letter to be paid on or before the date hereof, and Buyer will, directly or indirectly, continue to pay in full any such amounts required to be paid as and when they become due and payable on or prior to the Closing Date; provided, however, that any payment due and payable on the Closing Date may be funded contemporaneously with the Closing and subject to the satisfaction of the other funding conditions in respect of the Debt Financing on the Closing Date. The Debt Commitment Letter is valid and binding and in full force and effect, enforceable against Buyer and, to Buyer’s Knowledge, against each other party thereto, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other Laws affecting the rights of creditors generally and (b) principles of equity, whether considered at law or in equity. There are no conditions precedent or other contingencies to the obligations of the parties to make the Debt Financing available on the terms contemplated by the Debt Commitment Letter, other than as expressly set forth in the Debt Commitment Letter, and Buyer does not have any reason to believe that any of the conditions to the Debt Financing will not be satisfied or that the Debt Financing will not be available to Buyer on the Closing Date. None of the commitments contained in the Debt Commitment Letter has been withdrawn or rescinded in any respect. Neither Buyer nor any of its Affiliates has entered into any agreement, side letter or other arrangement relating to conditionality with respect to the Debt Financing, other than as set forth in the Debt Commitment Letter. No Debt Financing Source has notified Buyer or any of its Affiliates of such Debt Financing Source’s intention to terminate or withdraw any of the Debt Financing. Assuming the Debt Financing is funded in accordance with the terms of the Debt Commitment Letter, and assuming the accuracy of the Company’s representations and warranties set forth herein and the compliance by the Company of the covenants set forth herein, Buyer will have as of the Closing Date, sufficient readily available funds with which to pay the Purchase Price and consummate the transactions contemplated by this Agreement. The ability of Buyer to consummate the transactions contemplated by this Agreement is not subject to any condition or contingency with respect to the Debt Financing or any other financing for or related to any of the transactions contemplated hereby.

Section 5.9    Absence of Certain Changes or Events.

Since January 1, 2017, there has not occurred any change, effect, or circumstance that have had a material adverse effect on Buyer’s properties, business, results of operations or condition that would reasonably be likely to result in the material impairment of, or delay in, Buyer’s ability to effect the Closing or to perform its obligations under this Agreement.

Section 5.10    Solvency; No Fraudulent Conveyance.

Immediately following the Closing, and assuming the accuracy of the representations and warranties set forth in Article IV of this Agreement and that the Company and its Subsidiaries satisfy the following statement immediately prior to the Closing, Buyer, the Company and its Subsidiaries will be solvent for all purposes under federal bankruptcy and applicable state fraudulent transfer and fraudulent conveyance Laws.

ARTICLE VI
COVENANTS AND OTHER MATTERS PENDING THE CLOSING

Section 6.1    Operation of Business.

From the date of this Agreement until the earlier of the termination of this Agreement pursuant to Article XI and the Closing Date, except (i) as set forth on Schedule 6.1 (including with respect to the Springerville Action as set forth therein), (ii) as required by this Agreement or (iii) as Buyer may otherwise consent to in advance and in writing (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, conduct its business in all material respects in the ordinary course of business consistent with past practices and use its commercially reasonable efforts to (x) preserve substantially intact the goodwill and current relationships of the Company and its Subsidiaries with significant customers, significant suppliers and other Persons with which the Company or any Subsidiary has significant business relations and (y) preserve substantially intact its business organizations. Without limiting the generality of the foregoing, except as expressly contemplated by this Agreement or pursuant to the prior written consent of Buyer (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause its Subsidiaries to not, directly or indirectly:
(a)issue, grant, deliver, sell, or otherwise transfer any of the Interests or any of its equity securities or any equity interests of any of its Subsidiaries or any securities convertible into, exercisable or exchange for, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating the Company or any of its Subsidiaries to issue or purchase any such equity interests or other convertible securities to any Person;
(b)cause or allow any asset to become subject to a Lien, except for Liens in connection with equipment financing in the ordinary course of business, Permitted Liens and Liens that will be released at Closing;
(c)execute, amend, modify in any material respect, terminate (other than (i) the expiration thereof in accordance with its terms or (ii) the amendment or termination of any credit facilities representing Indebtedness that will be satisfied at Closing) or otherwise waive, release or assign any of its rights, claims or benefits with respect to any Material Contract or Lease;

(d)(i) acquire (including by merger, consolidation or acquisition, in whole or in part, of equity or other ownership interests or assets) any corporation, partnership, limited liability company or other Person or any business enterprise or division thereof, or (ii) enter into any joint venture, partnership, limited liability company or similar entity which involves the sharing of profits or losses, or relates to the ownership of, or investment in, any Person;
(e)incur any obligations for borrowed money or any guarantee of indebtedness for borrowed money of any Person, except for (1) indebtedness for equipment financing in the ordinary course of business and borrowings under existing credit facilities (or indebtedness for borrowed money incurred with the amendment, extension, modification, refunding, renewal, refinancing or replacement of existing indebtedness after the date of this Agreement), and (2) Permitted Affiliate Guarantees;
(f)sell, lease or otherwise dispose of any assets with a value in excess of $250,000 other than sales of inventory, obsolete assets and assets replaced with similar assets or sales, leases or dispositions in the ordinary course of business and sales of any of the vacant lots described under item 2 of Schedule 4.13(a) in excess of $50,000 in the aggregate;
(g)effect any liquidation (complete or partial), dissolution, recapitalization, reclassification or like change in the capitalization of the Company or any of its Subsidiaries;
(h)amend or otherwise modify the organizational documents of the Company or any of its Subsidiaries;
(i)enter into any commitment for capital expenditures of the Company and its Subsidiaries in excess of $250,000 for all commitments in the aggregate that will not be paid before Closing, except for reasonable capital expenditures made in connection with any emergency or force majeure events affecting the Company or its Subsidiaries, in each case, other than in connection with any equipment purchases;
(j)make or change any election, change any annual accounting period, adopt or change any method of accounting, file any amended Tax Return relating to the Company or any of its Subsidiaries, enter into any closing agreement, settle any claim or assessment, surrender any right to claim a refund, offset or other reduction in liability, or consent to any extension or waiver of the limitations period applicable to any claim or assessment, in each case with respect to any material Tax matters relating to the Company or any of its Subsidiaries;
(k)except as required by GAAP, make any change to any accounting principles, methods or practices used by the Company and its Subsidiaries;
(l)cancel, compromise, release or assign, or accelerate the collection of, any accounts receivable of the Company or any of its Subsidiaries by a third party or any claims against any third party held by the Company or any of its Subsidiaries;
(m)delay or postpone the repair or maintenance of its properties or payment of accounts payable, in each case, outside of the ordinary course of business;
(n)allow any Governmental Authorizations held by the Company and its Subsidiaries to terminate or lapse where such termination or lapse would reasonably be expected to result in a Material Adverse Effect;
(o)other than as required by Law or the terms of any Employee Benefit Plan in existence on the date hereof and set forth on Schedule 4.21(a) or in connection with the payments contemplated pursuant to Section 2.2(b)(iii), (i) increase the compensation or benefits payable to any current officer, director, employee, or individual independent contractor or other individual service provider of the Company or its Subsidiaries, (ii) establish, adopt, terminate or amend in any respect outside of the ordinary course of business any Employee Benefit Plan or any benefit or compensation plan, program, policy, Contract, agreement or arrangement that would be considered an Employee Benefit Plan if in existence as of the date hereof other than in the ordinary course of business, (iii) accelerate or commit to accelerate the funding, payment or vesting of any compensation or benefits to any current or former employee of the Company or its Subsidiaries or (iv) hire or otherwise enter into any employment or consulting agreement or arrangement with any person or terminate any employee, consultant or other service provider of the Company or its Subsidiaries whose compensation would exceed on an annualized basis, $200,000;
(p)implement any employee layoffs that could trigger the notice or pay requirements of the Worker Adjustment and Retraining Notification Act or similar Law;
(q)commence, settle, or offer or propose to settle, any Action that involves an amount in excess of $100,000;
(r)amend, modify, cancel or terminate any insurance policy set forth on Schedule 4.15; provided, however, that the Company and its Subsidiaries shall be permitted to renew or replace any such insurance policies that expire after the date hereof and on or before the Closing Date upon the written consent of Buyer, provided that the Company or its Subsidiary provides notice of expiration to Buyer no later than ten (10) days prior to the applicable expiration date;
(s)sell, transfer, assign, license, grant any rights under, or dispose of, abandon, permit to lapse, or fail to maintain or protect in full force and effect (including failure to protect the confidentiality of), any material Business Intellectual Property other than in the ordinary course of business, or disclose to any Person any confidential information (except for disclosure in the ordinary course of business consistent with past practice and pursuant to appropriate confidentiality agreements); or
(t)agree, resolve or commit to do any of the foregoing (in each case, whether orally or in writing).

Section 6.2    Access.

From the date hereof through the Closing Date, the Company shall provide Buyer and its authorized agents, Debt Financing Sources, officers and representatives reasonable access to the books and records, the officers and other key employees of the Company and its Subsidiaries and the properties, facilities and operations of their businesses, including, without limitation, in connection with the field exams and inventory appraisals to be completed by the Debt Financing Sources and their authorized agents and representatives; provided, however, that such examinations and investigations shall be conducted during the Company’s and its Subsidiaries’ normal business hours, with reasonable advance notice to and coordination with David Mathews and Ryan Evans, shall not unreasonably interfere with the operations and activities of the Company or its Subsidiaries, and in no event shall involve the performance of subsurface or other intrusive testing; provided, further, that, except as expressly contemplated by this Agreement, neither Buyer nor any of its Affiliates, nor any of their respective employees, counsel, accountants, consultants, Debt Financing Sources and their respective representatives, shall contact any Governmental Authority, employee, supplier, distributor or customer of the Company or any of its Subsidiaries for the purpose of discussing the Company, any of its Subsidiaries or any aspect of their respective businesses or Seller, this Agreement or the transactions contemplated hereby without the prior written consent of Seller (not to be unreasonably withheld or delayed). Notwithstanding the foregoing or anything contained herein to the contrary, Buyer and its authorized agents, officers and representatives shall not be permitted or entitled to examine any materials relating to Seller’s auction of the Company without the Company’s prior written consent, when in the good faith judgment of the Company, (a) such materials may be protected by the attorney-client privilege, (b) such examination could contravene any Law, fiduciary duty or binding agreement entered into prior to the date hereof, or (c) such examination could jeopardize the Company’s or its Subsidiaries’ relationships with their respective regulators, customers, suppliers and other applicable third parties. All investigations and due diligence conducted by Buyer or any of its representatives shall be conducted at Buyer’s sole cost, risk and expense, and Buyer shall indemnify and hold Seller Parties, the Company and its Subsidiaries harmless from and against any and all costs and expenses (including reasonable attorneys’ fees) resulting from Buyer’s due diligence and investigations of, and investigations relating to, matters arising under Environmental Law, provided that the mere discovery of any environmental or other condition shall not be deemed to be caused by Buyer’s due diligence and investigations, and Buyer shall be liable only if the transactions contemplated by this Agreement fail to close.

Section 6.3    Cooperation; Consents and Approvals.

(a)(i)    Upon the terms and subject to the conditions set forth in this Agreement, Buyer, the Company and Seller agree to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to cause the other parties’ closing conditions to be satisfied in order to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including (A) all actions necessary to satisfy the other parties’ closing conditions set forth in Article VII and Article VIII, as applicable, (B) the obtaining of all necessary consents, approvals or waivers from third parties (including any Company Required Consents), and (C) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement. Buyer acknowledges and agrees that certain consents, authorizations and approvals to the transactions contemplated by this Agreement may be required from parties to Material Contracts to which the Company or any of its Subsidiaries is a party and such consents, authorizations and approvals may not be obtained. The failure of the Company or any of its Subsidiaries to obtain any such consent (including any Company Required Consent), authorization or approval shall not delay or prevent the Closing. For the avoidance of doubt, unless required by Article VII, Buyer agrees that (x) neither Seller, the Company, nor any of its Subsidiaries nor any of their respective Affiliates or representatives shall have any liability whatsoever to Buyer or any of its Affiliates arising out of or relating to the failure to obtain any consents (including any Company Required Consent), authorizations or approvals that may have been or may be required in connection with the transactions contemplated by this Agreement or because of the default, acceleration or termination of any such contract, lease, license or other agreement as a result thereof and (y) no representation or warranty of Seller or the Company contained herein shall be breached or deemed breached as a result of the failure to obtain any consent (including any Company Required Consent), authorization or approval or as a result of any lawsuit, action, claim, proceeding or investigation commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any consent (including any Company Required Consent), authorization or approval or any such default, acceleration or termination.
(ii)    Without limiting the generality of the foregoing, Buyer shall not acquire, or agree to acquire, by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in or otherwise making any investment in, or by any other manner (including through any joint ventures, partnerships or other arrangements), any Person or portion thereof, or otherwise acquire or agree to acquire or make any investment in any assets, if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger, consolidation or investment could reasonably be expected to delay the consummation of the transactions contemplated hereby. Notwithstanding the foregoing or anything to the contrary set forth in this Agreement (other than as specifically provided in Section 6.3(b) through Section 6.3(e) of this Agreement in connection with obtaining such authorizations, consents, orders, approvals and waivers from third parties), neither Seller nor any of its Affiliates will be required to make payments, commence litigation or agree to modifications of the terms and conditions of any agreements with third parties.
(b)(i)    Buyer and Seller shall as promptly as practicable, and in no event later than 5:00 p.m. U.S. Eastern time on the fifth (5th) day following the execution and delivery of this Agreement, file with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) the notification and report form, if any, required for the transactions contemplated hereby and any supplemental information requested in connection therewith pursuant to the HSR Act. Buyer shall pay the filing fees associated with all filings under the HSR Act made in connection with the transactions contemplated by this Agreement. Any such notification and report form and supplemental information shall be in substantial compliance with the HSR Act. If requested by Seller, Buyer, Seller and the Company agree to request early termination of the waiting period under the HSR Act upon the filing of the initial notification and report form and upon any subsequent filing of any notification and report form. Buyer, Seller and the Company shall furnish, and shall cause their respective Affiliates to furnish, to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act. Buyer and Seller shall each (A) upon filing, provide outside counsel for each other party with a copy of the notification and report form, as well as any attachments, redacted as necessary to protect legal privilege or highly confidential business information; (B) keep each of the filing parties apprised of the status and content of any substantive communications with, and any inquiries or requests for additional information and documentary material from, any Governmental Authority, whether formal or informal, including, without limitation, a “second request” (each, an “HSR Request”); (C) substantially comply as promptly as practicable with any such HSR Request; (D) provide outside counsel for the other party the reasonable opportunity to review and comment on any proposed written submissions or presentations to any Governmental Authority; (E) be represented at all in-person meetings and, to the extent reasonably practicable, in all substantive conversations with any Governmental Authority regarding the matters set forth in this Section 6.3, except if, and to the extent that, any Governmental Authority objects to any party being represented at any such meeting or in any such conversation; and (F) consult and cooperate with one another in connection with any analyses, appearances, presentations, conference calls, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings with any Governmental Authority under or relating to the HSR Act.
(ii)    Each of Buyer and Seller (subject to Section 6.3(e) and Section 6.3(f)) shall use its best efforts to obtain any clearance required under the HSR Act for the consummation of the transactions contemplated by this Agreement.
(iii)    It shall be deemed a failure to satisfy the conditions specified in Section 7.3 or Section 8.3, if in any suit brought by any Person or Governmental Authority challenging the transactions contemplated by this Agreement as violative of the HSR Act or any other applicable Law, a court enters or the applicable Governmental Authority makes an order or decree that is final and non-appealable (A) permitting the transactions contemplated by this Agreement, but requiring that any of the businesses, product lines or assets of any of Buyer or its Affiliates or of the Company, the Company’s Subsidiaries or any investment held directly or indirectly by the Company or any of its Subsidiaries be divested or held separate by Buyer or its Affiliates, or (B) otherwise limiting Buyer’s or its Affiliates’ freedom of action with respect to, or Buyer’s ability to retain, the Company and the Company’s Subsidiaries or any portion thereof or any of Buyer’s or its Affiliates’ other assets or businesses.
(c)Buyer, on the one hand, and the Company and Seller, on the other hand, shall cooperate with each other in connection with the making of any filings in accordance with this Section 6.3. Neither Buyer (nor any of its Affiliates), on the one hand, nor Seller (nor any of its Affiliates) (subject to Section 6.3(e) and Section 6.3(f)), on the other hand, shall take any action or fail to take any action that such party reasonably expects is likely to have the effect of delaying, impairing or impeding the receipt of any required regulatory approvals. Each of Buyer and Seller (subject to Section 6.3(e) and Section 6.3(f)) shall use its best efforts to secure such approvals as promptly as practicable.
(d)Buyer and Seller (subject to Section 6.3(e) and Section 6.3(f)) further agree to use their respective best efforts to avoid or eliminate each and every impediment that may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement so as to enable the Closing to occur as soon as reasonably possible.
(e)Notwithstanding the foregoing, Buyer shall not be required to:
(i)implement or defend litigation on any claim asserted in any court, agency or other proceeding by any Person, including any Governmental Authority, seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement or enter into any consent decree, hold separate orders or other arrangements with any Governmental Authority; or
(ii)sell, lease, license or otherwise dispose of, or hold separate pending such disposition, any assets, rights, product lines, categories of assets or businesses or other operations or interests therein of Buyer or any of its Affiliates, including, following the Closing, the Company and its Subsidiaries (or agree to the entry into agreements with, and submission to orders of, the relevant Governmental Authority giving effect thereto).
(f)Notwithstanding anything contained in this Agreement, Seller shall not have any obligation to (i) sell, lease, license or otherwise dispose of or hold separate any of its or its Affiliates’ assets, rights, product lines, categories of assets or businesses or other operations or interests or (ii) enter into any consent decree, hold separate orders or other arrangements with any Governmental Authority.

Section 6.4    Insurance Policy.

On or prior to the Closing Date, Buyer shall obtain an insurance policy with respect to the representations and warranties of the Company and Seller under this Agreement (the “R&W Policy”). Buyer shall provide a copy of the R&W Policy to Seller at least five (5) Business Days prior to the Closing Date. All premiums and fees due over the duration of the R&W Policy shall be fully paid at or shortly following Closing by Buyer and shall be borne 50% by Buyer and 50% by Seller (such portion to be taken into account as part of Transaction Expenses). Buyer shall cause the R&W Policy to expressly provide that the policy provider shall not have the right to, and will not pursue any subrogation rights or contribution rights or any other claims against Seller or any of its Affiliates, other than for Actual Fraud in connection with any claim made by any Buyer Party thereunder, and that such provision of the insurance policy may not be amended in a manner adverse to Seller without the prior written consent of Seller.

Section 6.5    Notice of Material Developments.

Between the date hereof and the Closing Date, each party hereto shall give prompt written notice to the other parties of (a) any inaccuracy of or variance in any of its representations or warranties contained in Article III, Article IV or Article V, as the case may be, (b) any breach of any covenant or agreement hereunder by such party, and (c) any other material development affecting the ability of such party to consummate the transactions contemplated by this Agreement, in each case, where such inaccuracy, variance, breach or material development would cause any of the conditions set forth in Article VII or Article VIII, as applicable, not to be satisfied as of the Closing. Delivery of any such notice by any party hereto shall have no effect on the rights and obligations of the parties hereunder.

Section 6.6    Exclusive Dealing.

From the date of this Agreement until the earlier of the termination of this Agreement and the Closing Date, Seller and the Company shall not, and shall cause each of the Company’s Subsidiaries and each of their respective representatives, officers, directors, equity holders, Affiliates or agents not to, directly or indirectly, (i) solicit, initiate or knowingly encourage the submission of any inquiry, proposal or offer from any third party relating to any direct or indirect, merger, consolidation, reorganization, acquisition of any equity interests in, or all or substantially all of the assets of, the Company or any of its Subsidiaries (including any acquisition structured as a merger, consolidation or exchange) (any such proposal or offer, an “Acquisition Proposal”), (ii) conduct, participate or continue any discussions or negotiations with any other Person concerning, or furnish or cause to furnish any information with respect to, any Acquisition Proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal, (iv) execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement with any third party relating to any Acquisition Proposal or (v) resolve to propose or agree to do any of the foregoing. Without limiting the generality of the foregoing, Seller and the Company shall and shall cause each of the Company’s Subsidiaries to, and shall cause each of their respective representatives, officers, directors, equity holders, Affiliates or agents to, (A) immediately cease and cause to be terminated any existing discussions or negotiations with any Person, conducted prior to the date hereof with respect to any Acquisition Proposal and (B) promptly notify Buyer in writing of any inquiries or the making of any proposal that constitutes or could be expected to lead to an Acquisition Proposal.

Section 6.7    Non-Solicitation.

From the date of this Agreement until the earlier of the Closing Date and the fifth (5th) anniversary of the termination of this Agreement, Buyer shall not, and shall cause its Affiliates and all of its and their agents and representatives to not, solicit for employment or as a consultant or hire or engage any employees of the Company and/or its Subsidiaries; provided that such restriction shall not apply to any general solicitation for employees (including through the use of employment agencies) not specifically directed at any such persons; and provided further that such restriction shall not apply to the hiring or engaging of any such person who responds to any such general solicitation. Notwithstanding anything else contained herein, from the date of this Agreement until the earlier of the Closing Date and the third (3rd) anniversary of the termination of this Agreement, Seller shall not, and shall cause its Affiliates and all of its and their agents and representatives to not, solicit for employment or as a consultant or hire or engage any of the persons set forth on Schedule 6.7.

Section 6.8    Buyer Actions.

Any acts or omissions of Buyer, any of its Affiliates or any party acting for the benefit or at the discretion of Buyer or any of its Affiliates before or after the date hereof or the Closing Date shall not be a basis for a Material Adverse Effect.

Section 6.9    Meeting Conditions to Close.

Subject to Section 2.1(a), Buyer shall consummate the transactions contemplated by this Agreement within five (5) Business Days, or such other date as Buyer and Seller may mutually agree in writing, after the date that Seller and the Company have irrevocably confirmed in writing to Buyer that each of them stand ready and willing to consummate the Closing and will take actions required of them under this Agreement to consummate the Closing upon the funding of the Debt Financing, if all of the conditions set forth in Article VII have been satisfied or waived in accordance with the terms of this Agreement (other than those conditions that by their nature are to be satisfied at the Closing and can be satisfied if the Closing were to occur), as of the date of Seller’s and the Company’s written notice.

Section 6.10    Section 280G.

Prior to the Closing, the Company shall submit to its sole member for approval, meeting the requirements of Section 280G(b)(5)(B) of the Code and the applicable rulings and final regulations thereunder, payments and/or benefits that, separately or in the aggregate, may constitute “parachute payments,” within the meaning of Section 280G(b)(2) of the Code and the applicable rulings and final regulations thereunder (“Section 280G Payments”), such that the deduction of such payments and benefits will not be limited by the application of Section 280G of the Code and the applicable rulings and final regulations thereunder. Within a reasonable period of time prior to seeking any waiver or approval but in any event at least three (3) Business Days prior to seeking such waiver or approval, the Company shall deliver to Buyer drafts of all waivers, consents, disclosures, calculations and other documents prepared in connection with the actions described in this Section 6.10 for Buyer’s review and comment. The Company will cause the final versions of such documents to reflect Buyer’s reasonable comments. Prior to the Closing, the Company shall deliver to Buyer evidence that consent of the Company’s sole member was solicited in all material respects in accordance with the foregoing provisions of this Section 6.10 and that either (a) the requisite consent was obtained with respect to the applicable “parachute payments” (the “280G Approval”) or (b) that the 280G Approval was not obtained, and, as a consequence, the applicable “parachute payments” shall, to the extent they were waived by the applicable individuals, not be made or provided to such individuals. The obtaining of any waivers from any of the intended recipients shall not be an express or implied condition to Closing.

Section 6.11    Financing Cooperation.

(a)Prior to the Closing, Seller and the Company shall, and shall use reasonable best efforts to cause the appropriate representatives (including senior management) of the Company to, use reasonable best efforts to provide the following cooperation as is reasonably requested by Buyer upon reasonable prior notice that is necessary and customary in accordance with the terms of the Debt Financing, in each case at the Buyer’s sole cost and expense: (i) participating in a reasonable number of meetings, presentations and customary due diligence sessions with providers or potential providers of the Debt Financing, (ii) reasonably assisting Buyer in its preparation of definitive financing documents, (iii) providing such reasonable and customary financial and non-financial information to Buyer and its Debt Financing Sources regarding the Company as is reasonably requested by them in connection with the Debt Financing, (iv) facilitating the execution and delivery of reasonable and customary certificates and other documentation required by the Debt Financing Sources and the definitive documentation related to the Debt Financing and reasonably requested by the Buyer, subject to the occurrence of the Closing, (v) facilitate the pledging of, and perfection of security interests in the Interests, effective no earlier than Closing; provided, however, that the delivery of any original stock or membership interest certificates and other certificated securities and possessory collateral shall be delivered in escrow pending release at the Closing, (vi) assisting Buyer and the Debt Financing Sources in the timely preparation of any customary syndication documents and materials, including confidential information memoranda, lender presentations, private placement memoranda, bank information memoranda, business projections, ratings agency presentations, customary and reasonably available marketing materials and other similar documents to be used in connection with the syndication of the Debt Financing (including providing customary authorization letters authorizing the distribution of information to prospective lenders) and identifying any portion thereof as containing material, non-public information; provided, however, that neither Seller nor the Company shall be responsible in any manner for any pro forma adjustments relating to proposed debt and equity capitalization that is required to be made to the historical information for such pro forma financial information), (vii) requesting customary payoff letters and facilitate the release of any Liens and the termination of guarantees (if any) in connection therewith subject to the occurrence of Closing, (viii) providing all customary documentation and other information as requested in connection with the Debt Financing and required under applicable “know your customer” and anti-money-laundering rules and regulations at least three (3) Business Days prior to the Closing Date to the extent requested by the Buyer in writing at least ten (10) days prior to the Closing Date and (ix) delivering the financial statements related solely to the Company and its Subsidiaries and required by the Commitment Letter. Seller hereby consents to the reasonable use of the Company’s logos in connection with the Debt Financing; provided, however, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or the reputation or goodwill of the Company and its Subsidiaries or their respective trademarks, products, services, offerings or Intellectual Property rights.
(b)Notwithstanding anything to the contrary in this Agreement, but without limiting the Company’s obligations under Section 6.13, neither Seller nor any of its Affiliates nor any of their respective officers, employees, representatives of agents will be required to (i) take any action that would unreasonably interfere with the ongoing operations of Seller or any of its Affiliates, (ii) provide or prepare, and Buyer shall be solely responsible for (with the assistance and cooperation of the Company in a manner consistent with Section 6.11(a)), the preparation of pro forma financial information, including pro forma costs savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financing information, (iii) pay any commitment or other similar fee or incur any other liability or obligation in connection with the Debt Financing contemplated by the Debt Commitment Letter or be required to take any action for which it would not be indemnified hereunder, to bear any cost or expense or make any other payment or agree to provide any indemnity in connection with the Debt Financing or any of the foregoing prior to the Closing, (iv) approve any document or other matter related to the financing or incur any liability of any kind (or cause their representatives to incur any liability of any kind) prior to the Closing, (v) enter into any agreement or commitment in connection with the Debt Financing (or any Alternative

Financing) or provide any certification or opinion of the Company which would be effective prior to the Closing (other than the Company or its Subsidiaries as contemplated by Section 6.11(a), (vi) provide any certifications, or any existing audited or unaudited financial statements for the Company and its Subsidiaries other than the Financial Statements, the financial statements related solely to the Company and its Subsidiaries and required by the Commitment Letter and, subject to Section 6.13, the S-X Compliant Financial Statements and Most Recent Interim Financial Statements, (vi) take any action that would (A) cause any representation, warranty, covenant or agreement in this Agreement or any other agreements, instruments and documents delivered at the Closing pursuant to this Agreement to be breached, (B) cause Seller, its Affiliates or any of their respective directors, managers, officers or employees to incur any personal liability, (C) conflict with the Organizational Documents of Seller or any of its Subsidiaries or any Law, (D) change any fiscal period, or (E) authorize any corporate action effective prior to the Closing.
(c)Buyer (i) shall promptly, upon request by Seller, reimburse Seller or its applicable Affiliate for all reasonable and documented out-of-pocket costs incurred by Seller, any of its Affiliates or any of their respective directors, managers, officers, employees, representatives, consultants, financial advisors, attorneys, accountants or other agents in connection with the cooperation of any of them as contemplated by this Section 6.11 and (ii) shall indemnify and hold harmless Seller, its Affiliates and their respective directors, managers, officers, employees, representatives, consultants, financial advisors, attorneys, accountants or other agents from and against any and all actual losses suffered or incurred by them in connection with the arrangement of the Debt Financing and the performance of their respective obligations under this Section 6.11 (including any action taken in accordance with this Section 6.11) and any information used in connection therewith (other than historical information related to Seller or the Company provided by or on behalf of Seller or the Company in writing specifically for use in connection with the Debt Financing offering documents), in each case, except for any losses (x) resulting from Actual Fraud, gross negligence, willful misconduct or intentional misrepresentation on the part of Seller or the Company or any of their respective directors, managers, officers, employees, representatives, consultants, financial advisors, attorneys, accountants or other agents thereof or (y) resulting from any material inaccuracy in the Financial Statements.

Section 6.12    Financing.

(a)Buyer shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to arrange and consummate the Debt Financing at the Closing on the terms and conditions set forth in the Debt Commitment Letter (provided that, for the avoidance of doubt, Buyer may (i) amend the Debt Commitment Letter solely to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Commitment Letter as of the date hereof, (2) otherwise replace or amend the Debt Commitment Letter in accordance with the terms and conditions set forth in this Section 6.12 or (3) amend the Debt Commitment Letter in accordance with any “market flex” provisions set forth in the Fee Letters (after giving effect to any amendments or modifications thereto in accordance with the terms and condition set forth in this Section 6.12)), including using its reasonable best efforts to: (i) comply with and maintain the Debt Commitment Letter in effect in accordance with the terms and subject to the conditions thereof, (ii) satisfy (or obtain waivers to) on a timely basis all conditions to funding in the Debt Commitment Letter and such definitive agreements to be entered into in connection therewith (other than any condition where the failure to so satisfy is a result of the Company’s failure to furnish information or assistance described in Section 6.11); provided, however, that nothing in this (a) or elsewhere in this Agreement requires Buyer to initiate, prosecute or maintain any action, arbitration or other proceeding against any Debt Financing Source or other Persons providing the Debt Financing, (iii) negotiate and enter into definitive agreements with respect thereto on terms and conditions described in the Debt Commitment Letter (subject to the exercise of any “flex” provisions contained therein) or on terms and conditions no less favorable (taken as a whole) to Buyer, on or prior to the Closing Date, (iv) comply with and perform the obligations applicable to it pursuant to such Debt Commitment Letter (other than any obligation where the failure to so perform or comply is a result of the Company’s failure to furnish information or assistance described in Section 6.11) and (v) draw down on and consummate the Debt Financing if the conditions to the availability of the Debt Financing have been satisfied or waived. If any portion of the Debt Financing expires or terminates or otherwise becomes unavailable on the terms and conditions described in the Debt Commitment Letter, Buyer shall promptly notify the Seller in writing and use its reasonable best efforts to, as promptly as practicable following the occurrence of such event, arrange for, enter into definitive agreements with respect to, and obtain alternative debt financing (the “Alternative Financing”) in an amount sufficient (when taken together with over available cash on hand or other funds available to Buyer) to consummate the transactions contemplated hereby and perform all of its obligations hereunder on terms and conditions that are not materially less favorable to Buyer, in the aggregate, than those set forth in the Debt Commitment Letter, it being understood that if Buyer proceeds with any Alternative Financing, Buyer shall be subject to the same obligations with respect to such Alternative Financing as set forth in this Agreement with respect to the Debt Financing.
(b)Buyer shall not replace, amend or modify the Debt Commitment Letter or any provision thereof (and any Alternative Financing shall be deemed a replacement, amendment or modification that is subject to the requirements of this Section 6.12(b)) without Seller’s prior written consent if such replacement, amendment or modification would, or would reasonably be expected to: (i) delay or prevent the Closing, (ii) make the timely funding of the Debt Financing (or satisfaction of the conditions precedent to obtaining the Debt Financing) less likely to occur, (iii) adversely impact the ability of Buyer to enforce its rights against the other parties to the Debt Commitment Letter or the definitive agreements with respect thereto, (iv) reduce (or would reasonably be expected to have the effect of reducing) the aggregate amount of the Debt Financing (including by changing the amount of fees to be paid or original issue discount of the Debt Financing unless (x) the Debt Financing is increased by a corresponding amount, (y) the Debt Financing is otherwise made available to fund such fees or original issue discount or (z) such reduction does not cause the aggregate proceeds of the Debt Financing to be insufficient to consummate the transactions contemplated hereby, including the purchase of the Interests and other payments required to be made by the Buyer or any of its Affiliates hereunder), or (v) impose new or additional conditions or otherwise adversely expand, amend or modify any of the existing conditions precedent to the receipt of the Debt Financing, or otherwise add, expand, amend or modify any other provision of the Debt Commitment Letter, in a manner that would reasonably be expected to delay or prevent the funding of the Debt Financing (or satisfaction of the conditions precedent to the Debt Financing) at the Closing. Upon any permitted amendment, supplement, modification or replacement of the Debt Commitment Letter (including with respect to any Alternative Financing) in accordance with this Section 6.12, the term “Debt Commitment Letter” shall mean the Debt Commitment Letter as so amended, supplemented, modified or replaced, and references to “Debt Financing” and/or “Alternative Financing” shall include the financing contemplated by the Debt Commitment Letter as so amended, supplemented, modified or replaced and references to “Debt Financing Sources” shall include the lenders under any amended, supplemented, modified or replaced Debt Commitment Letter or Debt Financing.
(c)Buyer shall provide Seller prompt (but in any event, within two (2) Business Days) notice (i) upon becoming aware of any material breach, default, repudiation, cancellation or termination (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any material breach, default, repudiation, cancellation or termination) by any party of the Debt Commitment Letter or such other agreements or documents (including any definitive agreements) relating to the Debt Financing or any termination of the Debt Commitment Letter or such other agreements or documents (including any definitive agreements) relating to the Debt Financing (or Alternative Financing), (ii) upon receipt by Buyer or any of its Affiliates or representatives of any written notice or other written communication from any party to the Debt Commitment Letter of any material breach or default under the Debt Commitment Letter or of any repudiation, cancellation or termination of the Debt Commitment Letter, and (iii) if for any reason Buyer reasonably expects that it will not be able to obtain, or there occurs any event or development that could reasonably be expected to materially and adversely impact the ability of Buyer to obtain, all or any portion of the Debt Financing on the terms, in the manner or from the sources contemplated by the Debt Commitment Letter or the definitive documents related to the Debt Financing. As soon as reasonably practicable, but in any event within two (2) Business Days after the date Seller delivers Buyer a written request, Buyer shall provide any information reasonably requested by Seller relating to any circumstance referred to in clause (i), (ii) or (iii) of the immediately preceding sentence. In addition, Buyer shall keep Seller informed on a reasonably current basis and in reasonable detail of the status of its efforts to finalize the Debt Financing (or Alternative Financing) and to satisfy the conditions thereof and provide to Seller copies of all executed material definitive documents related to the Debt Financing (or Alternative Financing).

Section 6.13    Financial Statement Delivery.

(a)As promptly as practicable following the date of this Agreement, Seller shall deliver to Buyer:
(i)the audited consolidated balance sheets of Company and its Subsidiaries as of December 31, 2015, 2016 and 2017, the audited consolidated statements of operations and member’s equity and statement of cash flows of the Company and its Subsidiaries for the fiscal years then ended, in each case audited by MHM, which statements shall be prepared in accordance with GAAP and in compliance with Regulation S-X (the “S-X Compliant Financial Statements”); and
(ii)the unaudited consolidated balance sheets of the Company and its Subsidiaries as of June 30, 2018 and June 30, 2017 and the unaudited consolidated statements of operations and member’s equity and statements of cash flows of the Company and its Subsidiaries for the six-month periods then ended, prepared in accordance with AICPA AU-C 930, Interim Financial Information and reviewed by MHM in accordance therewith (the “Most Recent Interim Financial Statements”); provided, however, that the condition set forth in Section 7.6 shall be deemed satisfied upon the delivery of the executed opinion of MHM with respect to the S-X Compliant Financial Statements and the review letter executed by MHM with respect to the Most Recent Interim Financial Statements.

(b)Buyer shall promptly, upon request from Seller, reimburse Seller for all documented out-of-pocket costs incurred by Seller or its Affiliates in connection with the preparation of the S-X Compliant Financial Statements and Most Recent Interim Financial Statements.

Section 6.14    Settlement of Springerville Action.

Buyer acknowledges that prior to the date hereof, Meadow Valley Contractors, Inc. reached agreement on a settlement of the Springerville Action with the other parties to the Springerville Action but that the execution of the settlement agreement and payments thereunder may not be completed until a date that is after the date hereof. Buyer additionally acknowledges and agrees that Meadow Valley Contractors, Inc. will remit to Seller or one of its Affiliates (other than the Company and its Subsidiaries) the entire amount owed to Meadow Valley Contractors, Inc. in connection with the settlement of the Springerville Action if such amount is received by Meadow Valley Contractors, Inc. prior to Closing.

Section 6.15    Acquisition of Assets.

If, after the date hereof but prior to the Closing Date, Buyer delivers written notice to Seller requesting to acquire, on the Closing Date and immediately prior to the Closing, certain equipment or other personal property, including, for the avoidance of doubt, all of the equity interests of American Civil Constructors West Coast LLC (each, a “Transferred Asset”), directly from Meadow Valley Parent Corp. or any of its Subsidiaries, Seller agrees to use commercially reasonable efforts and cooperate in good faith with Buyer to effect such acquisition; provided, however, that Seller shall not be required to (a) incur any costs or make any payments in seeking or obtaining the consent of any third party to any Contract currently in effect to which any Transferred Asset is subject, in each case, excluding such costs or payments reimbursed by Buyer in connection with this Section 6.15, (b) provide additional representations and warranties with respect to any Transferred Asset, or (c) take any actions which would have an adverse impact on Seller or its Affiliates (excluding the Company and its Subsidiaries following Closing) including, without limitation, any decrease in the after-Tax proceeds to Seller’s direct and indirect owners from the Closing of the transactions contemplated in this Agreement (for the avoidance of doubt, taking into account any additional after-Tax proceeds received by Seller in connection with the transfer of any Transferred Asset or distribution of proceeds received therefrom). In furtherance of the foregoing, Buyer (i) shall promptly, upon request by Seller, reimburse Seller or its applicable Affiliate for all reasonable and documented out-of-pocket costs and Taxes incurred by Seller, any of its Affiliates or any of their respective direct and indirect owners, directors, managers, officers, employees, representatives, consultants, financial advisors, attorneys, accountants or other agents in connection with the cooperation of any of them as contemplated by this Section 6.15 in order to transfer the Transferred Assets, and (ii) shall indemnify and hold harmless Seller, its Affiliates and their respective direct and indirect owners, directors, managers, officers, employees, representatives, consultants, financial advisors, attorneys, accountants or other agents from and against any and all actual losses and Taxes suffered or incurred by them in connection with the transfer of the Transferred Assets. For the avoidance of doubt, effecting the transfer of any Transferred Asset will not be a condition precedent under Article VII of this Agreement to the obligations of Buyer to consummate the closing of the transactions contemplated in this Agreement.

Section 6.16    Unison Mortgage.

Seller shall use commercially reasonable efforts to cause the amendment, restatement or release of the Unison Mortgage (the “Unison Mortgage Amendment”) in recordable form, to reflect the legal description in Exhibit B-1 of the Communications Site Easement. Seller shall use commercially reasonable efforts to cause the Unison Mortgage Amendment to be recorded in the real property records of Jefferson County, Alabama. For purposes of this Section 6.16, commercially reasonable efforts shall not include making any material payments, commencing any Action or agreeing to modifications of the terms and conditions of any agreements with third parties.

ARTICLE VII
CONDITIONS PRECEDENT TO THE OBLIGATIONS OF BUYER

Section 7.1    Representations and Warranties.

(a)Each of the representations and warranties of Seller and the Company contained in this Agreement shall be (without giving effect to any qualifier such as “material”, “materiality”, “in all material respects”, “Material Adverse Effect”, “material and adverse” or any similar term or phrase for this purpose) true and correct on and as of the Closing Date as if made on and as of such date (other than representations and warranties that address matters only as of a certain date which shall be true and correct as of such certain date), except where all such breaches and inaccuracies have not, in the aggregate, resulted in a Material Adverse Effect; and
(b)Each of the Fundamental Representations shall be true and correct in all respects on and as of the Closing Date as if made on and as of such date (other than Fundamental Representations that address matters only as of a certain date which shall be true and correct as of such certain date).

Section 7.2    Covenants and Agreements.

Seller and the Company shall have performed and complied in all material respects with all of their respective covenants and agreements under this Agreement that are to be performed or complied with by them prior to or on the Closing Date, except where the failure to have performed or complied shall not have, in the aggregate, adversely affected the ability of Seller and the Company to consummate the transactions contemplated hereby.

Section 7.3    Governmental Requirements; Governmental Orders.

(a)The waiting period applicable to the consummation of the transactions contemplated hereby under the HSR Act shall have expired or been terminated. No Governmental Authority with jurisdiction shall have issued a governmental order permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, and no action seeking the same shall be pending.

Section 7.4    Deliveries at Closing.

Seller shall have delivered, or caused to be delivered, to Buyer the following documents, each properly executed by Seller and the Company, as applicable:
(a)instruments of transfer, in customary form, to effect the transfer of the Interests from Seller to Buyer;
(b)the Certificate of Formation of the Company, certified by the Secretary of State of the State of Delaware as of a recent date, and the Limited Liability Company Agreement of the Company, certified by an officer of the Company;

(c)a certificate of existence or good standing, as applicable, as of a recent date, for the Company from the State of Delaware;

(d)
such payoff letters, termination agreements, termination statements and other releases from each holder of Indebtedness listed on Schedule 2.2(a)(i) as Buyer shall have reasonably requested to enable the Company or its applicable Subsidiary, or Buyer on behalf of the Company or such Subsidiary, to repay such Indebtedness at or prior to the Closing;

(e)a certificate executed by an authorized officer of Seller certifying as to the satisfaction of the closing conditions set forth in Section 7.1 and Section 7.2 as such closing conditions apply to Seller’s representations, warranties, covenants and agreements;
(f)a certificate executed by an authorized officer of the Company certifying as to the satisfaction of the closing conditions set forth in Section 7.1, Section 7.2 and Section 7.5 as such closing conditions apply to the Company’s representations, warranties, covenants and agreements;
(g)the Escrow Agreement, duly executed by Seller and the Escrow Agent;
(h)the resignations, effective as of the Closing Date, of each of the individuals serving on the board of directors (or similar governing body) of the Company and each of its Subsidiaries, in each case which is specified by Buyer no later than five (5) days prior to the Closing Date;
(i)a certificate executed by an authorized officer of Seller certifying that attached thereto are true and complete copies of the resolutions of Seller’s board of managers authorizing the execution, delivery and performance of this Agreement and the other agreements contemplated hereby to which Seller is a party and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all of the resolutions adopted in connection with the transactions contemplated hereby;
(j)a certificate executed by an authorized officer of the Company certifying that attached thereto are true and complete copies of the resolutions of the Company’s board of managers authorizing the execution, delivery and performance of this Agreement and the other agreements contemplated hereby to which the Company is a party and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all of the resolutions adopted in connection with the transactions contemplated hereby; and
(k)a statement by Seller, in the form set forth in Treasury Regulation §1.1445-2(b)(2) and under penalties of perjury, that Seller is not a foreign person.

Section 7.5    No Material Adverse Effect.

Since the date of this Agreement, there shall have been no Material Adverse Effect.

Section 7.6    Financial Statement Deliveries.

Seller shall have delivered to Buyer the S-X Compliant Financial Statements and the Most Recent Interim Financial Statements, together with a consent from MHM to the incorporation by reference of MHM’s audit reports with respect to the S-X Compliant Financial Statements into Buyer’s registration statements filed under the Securities Act.

All conditions specified in this Article VII shall be deemed satisfied or waived upon consummation of the Closing.

ARTICLE VIII
CONDITIONS PRECEDENT TO THE OBLIGATIONS OF SELLER

The obligations of Seller to be performed on the Closing Date shall be subject to the satisfaction or waiver in writing prior to or at the Closing of the following express conditions precedent:

Section 8.1    Representations and Warranties.

Each of the representations and warranties of Buyer contained in this Agreement shall be (without giving effect to any qualifier such as “material”, “materiality”, “in all material respects”, “material and adverse” or any similar term or phrase for this purpose) true and correct on and as of the Closing Date as if made on and as of such date (other than representations and warranties that address matters only as of a certain date which shall be true and correct as of such certain date), except where all such breaches and inaccuracies have not, in the aggregate, materially adversely affected the ability of Buyer to consummate the transactions contemplated hereby.

Section 8.2    Covenants and Agreements.

Buyer shall have performed and complied in all material respects with all of its covenants and agreements under this Agreement that are to be performed or complied with by it prior to or on the Closing Date.

Section 8.3    Governmental Requirements; Governmental Orders.

(a)The waiting period applicable to the consummation of the transactions contemplated hereby under the HSR Act shall have expired or been terminated.
(b)No Governmental Authority with jurisdiction shall have issued a governmental order permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, and no action seeking the same shall be pending.

Section 8.4    Deliveries at Closing.

In addition to the payment by Buyer of the Purchase Price as provided in Section 2.2(b), Buyer shall have delivered to Seller the following documents, each properly executed by Buyer:
(a)the certificate of formation of Buyer, certified by the Secretary of State of the State of Delaware as of a recent date; and the operating agreement of Buyer, certified by an officer of Buyer;
(b)a certificate of existence or good standing, as applicable, as of a recent date for Buyer from the Secretary of State of the State of Delaware;
(c)a certificate executed by an authorized officer of Buyer certifying as to the satisfaction of the closing conditions set forth in Section 8.1 and Section 8.2;
(d)the Escrow Agreement, duly executed by Buyer and the Escrow Agent; and
(e)a certificate executed by an authorized officer of Buyer certifying that attached thereto are true and complete copies of the resolutions of Buyer’s managing member authorizing the execution, delivery and performance of this Agreement and the other agreements contemplated hereby to which Buyer is a party and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all of the resolutions adopted in connection with the transactions contemplated hereby.

All conditions specified in this Article VIII shall be deemed satisfied or waived upon consummation of the Closing.

ARTICLE IX
SURVIVAL OF REPRESENTATIONS AND WARRANTIES

Section 9.1    Survival.

None of the representations, warranties, covenants or agreements contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time; provided, however, that those covenants and agreements contained in this Agreement that by their terms are to be performed following the Effective Time shall survive the Effective Time until fully performed. Nothing in this Article IX shall operate to limit or eliminate the common law liability of any Seller Party to Buyer for Actual Fraud.

Section 9.2    Sole Remedy.

Following the Closing, the sole recourse for any and all losses, liabilities, claims, damages, awards, penalties, Taxes, fines, demands, obligations, costs and expenses or other relief (including interest, penalties and attorneys’ fees and expenses and amounts paid in investigation, settlement or defense of the foregoing) of any kind or nature whatsoever (collectively, “Losses”) incurred or suffered by Buyer, the Company and each of their respective equityholders, controlling persons, directors, officers, employees, agents, representatives, Affiliates, members, managers, general or limited partners, beneficiaries, heirs, successors or assignees (or any former, current or future equityholder, controlling person, director, officer, employee, agent, representative, Affiliate, member, manager, general or limited partner, beneficiary, heir, successor or assign of any of the foregoing) (collectively, the “Buyer Parties”) for all claims under this Agreement or arising from, related to or suffered as a result of the transactions contemplated by this Agreement for any breach of any representation or warranty shall be against the R&W Policy, if any. Each of the parties hereto acknowledges and agrees that, following the Closing, except as contemplated by Section 2.3, Section 9.1 and Section 12.21, (a) the Buyer Parties shall have no other claims or causes of action against Seller or any of its equityholders, controlling persons, directors, officers, employees, agents, representatives, Affiliates, members, managers, general or limited partners, beneficiaries, heirs, successors or assignees (or any former, current or future equityholder, controlling person, director, officer, employee, agent, representative, Affiliate, member, manager, general or limited partner, beneficiary, heir, successor or assign of any of the foregoing) (collectively, the “Seller Parties”) by contract, statute or otherwise, at law or in equity, for any amounts owed pursuant to the terms of this Agreement and for any claim, cause of action or other matter (i) arising from any breach by the Company or Seller of any of their representations, warranties, covenants or other agreements under this Agreement or (ii) arising from or related to this Agreement or the transactions contemplated by this Agreement, (b) Buyer, on its own behalf and on behalf of the Buyer Parties, hereby waives and releases, to the fullest extent permitted by applicable Law, any and all other rights, claims and causes of action (including rights of contribution, if any) known or unknown, foreseen or unforeseen, which exist or may arise in the future, that it may have against each Seller Party for the breach of any representation, warranty, pre-Closing covenant or other agreement under this Agreement or related to this Agreement or the transactions contemplated by this Agreement, (c) the Seller Parties shall have no other claims or causes of action against the Buyer Parties and (d) Seller, on its own behalf and on behalf of the Seller Parties, hereby waives and releases, to the fullest extent permitted by applicable Law, any and all other rights, claims and causes of action (including rights of contribution, if any) known or unknown, foreseen or unforeseen, which exist or may arise in the future, that it may have against each Buyer Party for the breach of any representation, warranty, pre-Closing covenant or other agreement under this Agreement or related to this Agreement or the transactions contemplated by this Agreement. The receipt of the foregoing releases is an essential inducement to the parties hereto entering into this Agreement and the other agreements contemplated herein. Each of the parties hereto covenants and agrees that it will not, at any time hereafter, directly or indirectly, commence or initiate (or cause another to commence or initiate), or participate in, any proceeding against or involving any Buyer Party or Seller Party, as applicable, that relates solely to the matters covered by the releases set forth above, unless and until requested to do so by such Buyer Party or Seller Party, as applicable (and then at Seller’s or Buyer’s (as applicable) sole option), or compelled to do so under penalty of law pursuant to the lawfully issued process of a legal, judicial, legislative or regulatory authority. Each of Buyer and Seller acknowledges and agrees that, following the Closing, the payment of money, as limited by the terms of this Agreement, shall be adequate compensation for any breach of any representation, warranty, covenant or agreement by the Company or Seller, in the case of Buyer, or Buyer, in the case of Seller, contained herein or for any other right, claim or course of action arising in connection with or with respect to the transactions contemplated by this Agreement and each of Buyer and Seller hereby waives, on its own behalf and on behalf of the Buyer Parties and Seller Parties, respectively, any right to rescind this Agreement or any of the transactions contemplated hereby. Nothing herein shall operate to limit or eliminate the common law liability of any Seller Party to Buyer for actual fraud in the event such Seller Party is finally determined by a court of competent jurisdiction to have committed Actual Fraud.

ARTICLE 10
TAX MATTERS

Section 10.1    Tax Returns for Pre-Closing Tax Periods.

Seller, at its own cost and expense, shall prepare or cause to be prepared and file all Tax Returns for the Company and its Subsidiaries which are due to be filed on or before the Closing Date. Seller shall also prepare or cause to be prepared any amendments to such Tax Returns if such amendments are filed on or before the Closing Date. Such Tax Returns shall be provided to Buyer at least five (5) days prior to the due date for filing such Tax Return, including any extensions, and Buyer shall have the right to comment on such Tax Return, which comments Seller shall consider in good faith. Seller shall cause all Taxes of the Company and its Subsidiaries shown due on such Tax Returns to be paid. Any deductions or other Tax benefits arising by reason of the payment of the Transaction Expenses and Benefits Payouts shall be taken into account in a taxable period (or portion thereof) after the Closing Date unless otherwise required by applicable Law; provided, that notwithstanding the fact that any such deduction or other Tax benefit is taken into account in a Pre-Closing Tax Period pursuant to applicable Law, such deduction or other Tax benefit shall not be taken into account in computing the Pre-Closing Income Tax Amount included as Indebtedness for purposes of Section 2.3.

Section 10.2    Allocation of the Purchase Price.

The Purchase Price (and all other amounts treated as consideration for U.S. federal income tax purposes) shall be allocated among (i) the assets of the Company and any of its Subsidiaries that are treated as entities disregarded as separate from the Company for U.S. federal income tax purposes and (ii) the stock or other equity interests held by the Company with respect to any of its Subsidiaries not described in clause (i) above, in each case, in accordance with Section 1060 of the Code and the

Treasury Regulations promulgated thereunder to the extent applicable (and any similar provision of state or local Law, as appropriate) and the methodologies described in Schedule 10.2. Buyer shall prepare and deliver to Seller a statement setting forth an allocation of the Purchase Price (and all other amounts treated as consideration for U.S. federal income tax purposes) in a manner consistent with the methodologies described in Schedule 10.2 (the “Proposed Allocation Statement”). Within twenty (20) days following receipt of the Proposed Allocation Statement, Seller shall provide any written comments to such Proposed Allocation Statement, which Buyer shall consider in good faith. If the Parties cannot agree or otherwise resolve any disputed items in connection with such Proposed Allocation Statement, such disputed items shall be referred to Duff & Phelps (the “Third Party Valuation Firm”) for resolution within twenty (20) days following such referral in the form of a written determination by the Third Party Valuation Firm in accordance with the methodologies described in Schedule 10.2 (any expenses arising in connection with any referral to the Third Party Valuation Firm shall be borne 50% by Buyer and 50% by Seller). The Proposed Allocation Statement, as agreed upon by Buyer and Seller or otherwise determined by the Third Party Valuation Firm (the “Final Allocation Statement”), shall be binding, and each Party shall report, act and file all Tax Returns in a manner consistent with such Final Allocation Statement and shall not take any position contrary thereto in respect of Taxes; provided, however that nothing herein shall be construed so as to prevent either Party from settling, or require such Party to commence or participate in, any litigation or other judicial or administrative proceeding challenging any determination made or other action taken by any Governmental Authority with respect to Tax matters attributable to such allocation set forth in the Final Allocation Statement. If any adjustment is made to the Purchase Price pursuant to this Agreement, a corresponding adjustment shall be made to the Final Allocation Statement in a manner consistent with the methodologies described in Schedule 10.2, as appropriate. The provisions of this Section 10.2 will survive the Closing indefinitely.

Section 10.3    Cooperation on Tax Matters.

(a)Buyer, Seller, the Company and its Subsidiaries shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Article X and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Each of Buyer and Seller shall (i) retain any books and records in its possession with respect to Tax matters pertinent to the Company and its Subsidiaries relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by any party, any extensions thereof) of the respective taxable periods, and abide by all record retention agreements entered into with any taxing authority and (ii) give one another reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other so requests, allow the other to take possession of such books and records.
(b)Buyer and Seller further agree, upon request, to use their reasonable best efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated hereby).

Section 10.4    Tax Contests.

To the extent an audit, investigation or claim with respect to Taxes by any Governmental Authority may have a material impact on the amount of Taxes included in the Final Closing Statement described in Section 2.3(c), Buyer shall (a) promptly provide Seller with written notice of any such audit, investigation or claim with respect to Taxes, (b) allow Seller to manage, control and defend (at its sole expense) such audit or inquiry; provided, however, that, if any such audit or inquiry could have an adverse and material effect on the Company or any of its Subsidiaries, Seller may not settle such matter without the consent of Buyer, which shall not be unreasonably withheld, conditioned or delayed, and (c) provide, and cause the Company and each of its Subsidiaries to provide, such assistance and access to information to Seller as is reasonably necessary in connection therewith. Seller shall promptly provide Buyer with written notice of any audit, investigation or claim with respect to Taxes by any Governmental Authority related to the Company or its Subsidiaries; provided, however, for the avoidance of doubt, Buyer shall have no obligation pursuant to this Section 10.4 in respect of any such audit, investigation or claim raised after the final determination of the Final Closing Statement pursuant to Section 2.3.

Section 10.5    Transfer Taxes and Fees.

All sales, transfer (including, without limitation, real estate transfer Tax), recording, deed, stamp, registration, documentary, conveyancing, franchise, property, notarial, grantor or grantee Taxes in connection with the effectuation of the transfer of the Interests, whether imposed on Buyer, Seller, the Company or any of the Company’s Subsidiaries, shall be paid by Buyer. Buyer and Seller further agree, upon request, to use their reasonable best efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the purchase and sale of the Interests under this Agreement).

Section 10.6    Tax-Sharing Agreements.

All Tax sharing agreements or similar agreements with respect to or involving the Company, its Subsidiaries and/or any Affiliate of the Company or its Subsidiaries, if any, shall be terminated as of the Closing Date and, after the Closing Date, the Company and its Subsidiaries shall not be bound thereby or have any liability thereunder.

Section 10.7    Post-Closing Actions.

Without Seller’s prior written consent (which shall not be unreasonably withheld, conditioned, or delayed), Buyer will not, and shall not permit any of its Affiliates (including, after the Closing, for the avoidance of doubt, the Company or any of its Subsidiaries) to take any of the following actions with respect to Taxes or Tax Returns of the Company or its Subsidiaries to the extent such action may have a material impact on the amount Taxes included in the Final Closing Statement described in Section 2.3(c), in each case for any Pre-Closing Tax Period: (a) amend, re-file, or supplement any previously filed Tax Return of the Company or its Subsidiaries, (b) change any material Tax election with respect to the Company or its Subsidiaries, (c) extend or waive any statute of limitations with respect to Taxes or Tax Returns of the Company or its Subsidiaries, (d) initiate discussions or examinations with a Governmental Authority with respect to Taxes or make any voluntary disclosures with respect to Taxes of the Company or its Subsidiaries, (e) voluntarily approach any Governmental Authority regarding any Taxes or Tax Returns of the Company or any of its Subsidiaries, or (f) take any action relating to Taxes or that could create a Tax liability on the Closing Date that is outside the ordinary course of business; provided, however, for the avoidance of doubt, Buyer shall have no obligation pursuant to this Section 10.7 in respect of any such action after the final determination of the Final Closing Statement pursuant to Section 2.3.

Section 10.8    Withholding.

Notwithstanding anything to the contrary contained herein, Buyer shall be entitled to deduct and withhold, or cause to be deducted and withheld, from the applicable portion of the Purchase Price and any other amounts otherwise payable pursuant to this Agreement and any subsequent adjustments thereto, such amounts as are required to be deducted and withheld with respect to such payments under the Code, Treasury Regulations promulgated thereunder, or any other applicable Law; provided, however, that Buyer shall use commercially reasonable efforts to promptly notify Seller of any intended withholding (other than withholding in respect of compensatory payments or Seller’s failure to comply with Section 7.4(j)) and the amount of such withholding and cooperate with Seller to reduce or eliminate any such withholding. To the extent that amounts are so withheld and are timely paid over to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE XI
TERMINATION

Section 11.1    Termination.

This Agreement may be terminated at any time prior to the Closing and the transactions contemplated hereby may be abandoned only as follows:
(a)by mutual written agreement of Seller and Buyer;
(b)by Seller or Buyer upon written notice to the other, if the Closing Date shall not have occurred on or before October 10, 2018 (the “End Date”); provided, however, that in the event Seller is seeking to specifically enforce Buyer’s obligations to consummate the transactions contemplated by this Agreement and/or to prevent or cure breaches of this Agreement by Buyer, then the End Date (as extended, as applicable) shall be extended to the date that is ten (10) Business Days subsequent to the date that any such proceedings related to Seller’s efforts are finally judicially determined and are no longer subject to appeal. In the event that the Closing Date shall not have occurred on or before the End Date (as extended, as applicable), then either Seller or Buyer may terminate this Agreement upon written notice to the other; provided, further, that a party may not terminate this Agreement pursuant to this (b) if the terminating party is in breach of this Agreement so as to cause the conditions to the non-terminating party’s obligations to close to not be satisfied;
(c)by Buyer upon written notice to Seller, if a breach of any of the representations, warranties, covenants or agreements of the Company or Seller contained in this Agreement shall have occurred that (i) would result in the failure of a condition set forth in Article VII and (ii) is not curable or, if curable, is not cured upon the occurrence of the earlier of (x) thirty (30) days after written notice thereof is given by Buyer to Seller and (y) the day that is two (2) Business Days prior to the End Date; provided, however, that Buyer may not terminate this Agreement pursuant to this Section 11.1(c), if Buyer is in breach of this Agreement so as to cause the conditions to Seller’s obligations to close to not be satisfied;
(d)by Seller upon written notice to Buyer, if a breach of any of the representations, warranties, covenants or agreements of Buyer contained in this Agreement shall have occurred that (i) would result in the failure of a condition set forth in Article VIII and (ii) is not curable or, if curable, is not cured upon the occurrence of the earlier of (x) thirty (30) days after written notice thereof is given by Seller to Buyer and (y) the day that is two (2) Business Days prior to the End Date; provided, however, that Seller may not terminate this Agreement pursuant to this Section 11.1(d) if the Company or Seller are in breach of this Agreement so as to cause the conditions to Buyer’s obligations to close to not be satisfied;
(e)by Seller, upon written notice to Buyer, (i) if all of the conditions set forth in Article VII have been satisfied or waived as of the date the Closing should have been consummated pursuant to the terms of this Agreement (other than those conditions that by their terms are to be satisfied simultaneously with the Closing and could have been satisfied or would have been waived assuming a Closing would occur), (ii) Buyer fails to complete the Closing within five (5) Business Days after the later of (A) delivery of the confirmation by Seller required by clause (iii) below and (B) the date by which the Closing should have occurred pursuant to Section 2.1 (the “First Date”); and (iii) Seller and the Company have provided irrevocable written notice to Buyer as required pursuant to Section 6.9 at least one (1) Business Day prior to the First Date confirming that (A) all of the conditions to Seller’s and the Company’s obligations to consummate the Closing have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing and could have been satisfied or would have been waived assuming a Closing would occur) and (B) if Buyer performs its obligations hereunder and the Debt Financing is funded then Seller and the Company stand ready, willing and able to consummate the transactions contemplated hereby; or
(f)by Seller or Buyer, after receipt of a “second request” from either the FTC or the DOJ.

Section 11.2    Rights on Termination.

(a)If this Agreement is terminated pursuant to Section 11.1, all further obligations of the parties under or pursuant to this Agreement shall terminate without further liability of any party to the other; provided, however, that, that this Section 11.2 and the provisions of Section 6.7, Section 6.15 Section 12.2, Section 12.6, Section 12.9, Section 12.10, Section 12.11, Section 12.12, Section 12.14, Section 12.15, Section 12.16, Section 12.17, Section 12.18, Section 12.19, Section 12.20, Section 12.21, Section 12.22, Section 12.23 and Section 12.24 of this Agreement shall survive the termination of this Agreement; provided, further, that nothing contained in this Section 11.2 shall relieve any party from liability for any intentional breach of a material provision of this Agreement.
(b)If this Agreement is validly terminated by Buyer pursuant to Section 11.1(b) at a time when Seller is entitled to terminate this Agreement pursuant to Section 11.1(d) or Section 11.1(e)), or by Seller pursuant to Section 11.1(d) or Section 11.1(e), then Buyer shall promptly (and in any event within three (3) Business Days following such termination) pay to Seller, by wire transfer of immediately available funds to an account designated by Seller, an amount equal to $7,250,000 (the “Termination Fee”).
(c)The parties acknowledge that the agreements contained in this Section 11.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement. Accordingly, if Buyer fails to promptly pay any amounts due pursuant to Section 11.2(b) and, in order to obtain such payment, Seller or the Company commences a suit or brings an action, Buyer shall pay to Seller and the Company, (i) their reasonable costs and expenses (including reasonable attorneys’ fees) in connection with such suit or action and (ii) interest on the amount payable pursuant to any judgment rendered in or settlement entered into with respect to such suit or action, at the prime rate as published in the Wall Street Journal in effect on the date such payment was originally required to be made pursuant to Section 11.2(b) plus three percent (3%), with such interest being payable in respect of the period from the date that payment was originally required to be made pursuant to Section 11.2(b) through the date of payment.
(d)Subject to the last sentence of this Section 11.2(c), in the event that Seller shall be entitled to the Termination Fee, the payment by Buyer to Seller of the Termination Fee shall constitute liquidated damages for the termination of this Agreement in the circumstances set forth therein, as the actual damages of Seller would be difficult or impossible to prove, and shall constitute (along with the amounts to which Seller or its applicable Affiliates are entitled under Section 6.11(c) and the final sentence of Section 6.2) the sole and exclusive remedy of Seller, the Company, each of their respective direct or indirect equityholders, Affiliates and representatives, and any other Person against Buyer and, without limiting Section 12.24, the Debt Financing Sources, and any of their respective former, current, or future general or limited partners, equityholders, managers, members, management companies, directors, officers, Affiliates, employees, representatives or agents and any and all former, current or future heirs, executors, administrators, trustees, successors or assigns of any of the foregoing, any Debt Financing Sources, and each Affiliate, officer, director, employee, controlling person, advisor, agent, attorney or representatives of any such Person (each, a “Buyer Related Party”), and no Buyer Related Party shall have any other liability or obligation for any or all Losses suffered or incurred by Seller, the Company, any of either of their direct or indirect equityholders or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated hereunder or any matter forming the basis for such termination, and neither Seller, the Company, any of their direct or indirect equityholders Affiliates and representatives, nor any other Person shall be entitled to bring or maintain any other Action against Buyer or any other Buyer Related Party arising out of this Agreement, or any of the transactions contemplated hereunder or any matters forming the basis for such termination. Each of the parties hereto acknowledges and agrees that (i) the agreements contained in this Section 11.2(c) are an integral part of the this Agreement and the transactions contemplated hereunder and (ii) in light of the difficulty of accurately determining actual damages with respect to the foregoing, the right to receive the Termination Fee constitutes a reasonable estimate of the losses or damages, that will be suffered by reason of any such termination of this Agreement and constitutes liquidated damages (and not a penalty). Without limiting the foregoing, the parties hereto acknowledge and agree that in the event that this Agreement is validly terminated by Buyer pursuant to Section 11.1(b) (at a time when Seller is entitled to terminate this Agreement pursuant to Section 11.1(d) or Section 11.1(e)), or by Seller pursuant to Section 11.1(d) or Section 11.1(e), then the maximum aggregate liability of Buyer and, subject to Section 12.24 any other Buyer Related Party under this Agreement or relating to the transactions contemplated hereunder shall be limited to an amount equal to the Termination Fee (along with the amounts to which Seller or its applicable Affiliates are entitled under Section 6.11(c) and the final sentence of Section 6.2), and in no event shall Seller, the Company, any of either of their direct or indirect equityholders, Affiliates or representatives or any other Person seek to recover any money damages in excess of such amounts. The parties hereto acknowledge and agree that in no event shall Buyer be required to pay the Termination Fee on more than one occasion or to any Person other than Seller. Under no circumstances shall Seller be permitted or entitled to receive both (x) a grant of specific performance under Section 12.21 and (y) payment of the Termination Fee. Notwithstanding the foregoing provisions of this Section 11.2(c), the provisions of Section 6.7 shall not be affected by any payments made pursuant to this Section 11.2(c), and Section 6.7 shall survive in accordance with its terms.

(e)Other than as set forth in the final sentence of Section 6.2, Section 6.7, Section 6.11(c), Section 6.14, Section 6.15, this Section 11.2, Section 12.2 and Section 12.21, the maximum liability of Buyer for monetary damages based on any breach of this Agreement or for any claim based on tort, breach of contract or otherwise that relates to or arises out of this Agreement or the transactions contemplated hereby shall be $7,250,000.

ARTICLE XII
MISCELLANEOUS

Section 12.1    Disclaimer of Representations and Warranties.

Buyer acknowledges that (a) it has had, and pursuant to this Agreement shall have before Closing, access to the Company, its Subsidiaries and their respective assets and the officers or other representatives of the Company, its Subsidiaries and Seller and (b) in making the decision to enter into this Agreement and consummate the transactions contemplated hereby, Buyer has relied solely on (i) its own independent investigation, including environmental and other inspections, and (ii) the express representations, warranties, covenants and agreements specifically set forth in this Agreement and any other agreement or certificate delivered pursuant hereto, and Seller and the Company expressly disclaim all liability and responsibility for, and Buyer expressly acknowledges and agrees that it has not relied upon, any representation, warranty, statement or communication made, communicated (orally or in writing) to Buyer or any of its Affiliates, employees, agents, consultants or representatives other than as expressly set forth in this Agreement and any other agreement or certificate delivered pursuant hereto (including, without limitation, any opinion, information, projection or advice that may have been provided to Buyer by any officer, director, manager, employee, agent, consultant, representative or advisor of the Company, its Subsidiaries, Seller or any of their respective Affiliates). Toward this end, except to the extent expressly incorporated in the representations and warranties set forth in this Agreement or any other agreement or certificate delivered pursuant hereto, neither the Company nor Seller or Seller’s Affiliates shall have liability to Buyer, any Buyer Party (including following the Closing, the Company and its Subsidiaries) or any other Person resulting from the distribution to Buyer, or Buyer’s use of, any such information relating to the Company and its Subsidiaries, or prepared by or on behalf of the Company and its Subsidiaries, and supplied to Buyer before or after the date of this Agreement, or any information, documents or materials made available to Buyer in any data rooms, any presentations or any other form relating to the business of the Company and its Subsidiaries in connection with the transactions contemplated hereby. Accordingly, Buyer acknowledges that, the representations and warranties of Seller and the Company set forth in Article III and Article IV and any other agreement or certificate delivered pursuant hereto are the sole representations and warranties of Seller and the Company with respect to the transactions contemplated by this Agreement and, except as expressly and specifically set forth in this Agreement, neither the Company nor Seller nor either of their respective Affiliates has made, and THE COMPANY, SELLER AND THEIR RESPECTIVE AFFILIATES MAKE NO AND DISCLAIM ANY, AND BUYER DISCLAIMS ANY RELIANCE ON ANY, REPRESENTATIONS OR WARRANTIES, WHETHER EXPRESS OR IMPLIED, AND WHETHER BY COMMON LAW, STATUTE, OR OTHERWISE, REGARDING (i) TITLE TO ANY ASSETS OR LAND USE RIGHTS, (ii) THE QUALITY, CONDITION, OR OPERABILITY OF ANY REAL OR PERSONAL PROPERTY, EQUIPMENT OR FIXTURES, INCLUDING FREEDOM FROM LATENT OR PATENT VICES OR DEFECTS, THEIR MERCHANTABILITY, THEIR FITNESS FOR ANY PARTICULAR PURPOSE OR THEIR CONFORMITY TO MODELS, SAMPLES OF MATERIALS OR MANUFACTURER DESIGN, (iii) THE CONTENTS, CHARACTER OR NATURE OF ANY REPORT OF ANY CONSULTANTS RELATING TO ANY

ASSETS OF THE COMPANY AND ITS SUBSIDIARIES, (iv) ANY ESTIMATES OF THE VALUE OF THE INTERESTS OR ASSETS OF THE COMPANY AND ITS SUBSIDIARIES OR FUTURE REVENUES GENERATED THEREFROM, (v) THE MAINTENANCE, REPAIR, CONDITION, QUALITY, SUITABILITY, DESIGN OR MARKETABILITY OF ANY ASSETS OF THE COMPANY AND ITS SUBSIDIARIES, (vi) THE CONTENT, CHARACTER OR NATURE OF ANY INFORMATION MEMORANDUM, REPORTS, BROCHURES, CHARTS OR STATEMENTS PREPARED BY ANY PERSON WITH RESPECT TO THE INTERESTS OR ASSETS OF THE COMPANY AND ITS SUBSIDIARIES, (vii) ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO BUYER OR ITS AFFILIATES, OR ITS OR THEIR EMPLOYEES, AGENTS, CONSULTANTS, REPRESENTATIVES OR ADVISORS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, OR ANY DISCUSSION OR PRESENTATION RELATED THERETO, (viii) ANY RIGHTS OF BUYER UNDER APPROPRIATE STATUTES TO CLAIM DIMINUTION OF CONSIDERATION OR RETURN OF THE PURCHASE PRICE, (ix) ANY MATTER OR CIRCUMSTANCE RELATING TO ENVIRONMENTAL LAWS, THE RELEASE OF MATERIALS INTO THE ENVIRONMENT OR THE PROTECTION OF HUMAN HEALTH, SAFETY, NATURAL RESOURCES OR THE ENVIRONMENT, OR ANY OTHER ENVIRONMENTAL CONDITION OF ANY ASSETS OF THE COMPANY AND ITS SUBSIDIARIES, AND (x) WHETHER THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT (BUT NOT WITH RESPECT TO ANY ACTUAL FRAUD RELATING TO ANY INCLUSIONS OR OMISSIONS IN THE SCHEDULES HERETO) CONTAIN ANY MATERIAL OMISSIONS, AND, EXCEPT AS EXPRESSLY AND SPECIFICALLY SET FORTH IN THIS AGREEMENT OR IN ANY AGREEMENT OR CERTIFICATE DELIVERED PURSUANT HERETO, ALL ASSETS ARE DELIVERED IN THEIR PRESENT STATUS, CONDITION AND STATE OF REPAIR, “AS IS, WHERE IS” WITH ALL FAULTS OR DEFECTS (KNOWN OR UNKNOWN, LATENT, DISCOVERABLE OR UNDISCOVERABLE). THE INCLUSION BY THE COMPANY OR SELLER OF ANY OF THE REPRESENTATIONS, WARRANTIES, COVENANTS AND AGREEMENTS CONTAINED IN THIS AGREEMENT DOES NOT CONSTITUTE AN ADMISSION OR ACKNOWLEDGEMENT, EXPRESSED OR IMPLIED, OF FAULT, RESPONSIBILITY OR LIABILITY OF ANY KIND BY THE COMPANY, ANY OF ITS SUBSIDIARIES, OR SELLER UNDER ANY LAW. Buyer agrees that, to the extent required by Law to be effective, the disclosures contained in this Section 12.1 are “conspicuous” for purposes of any such Laws. Seller’s Affiliates and their respective members, partners, stockholders, managers, directors, officers, agents and employees are third party beneficiaries of this Section 12.1. Nothing in this Section 12.1 shall in any way limit Buyer’s rights as to claims for Actual Fraud. Notwithstanding anything to the contrary in this Agreement, if in connection with any Action alleging Actual Fraud of a Seller Party (other than in connection with the representations and warranties made by Seller and the Company in Articles III and IV) the prevailing party in such Action shall be entitled to receive, in addition to all other remedies to which such prevailing party may be entitled, the costs and expenses incurred by the applicable prevailing party in such Action, including reasonable attorneys’ fees and expenses, court costs, and other expenses, even if not recoverable by Law (including, without limitation, all fees, taxes, costs, and expenses incident to appellate, bankruptcy, and post-judgment proceedings).

Section 12.2    Confidentiality.

Each the parties hereto acknowledge and agree that the Confidentiality Agreement remains in full force and effect; provided, that the parties hereto agree that the Confidentiality Agreement shall automatically terminate and be of no further force or effect at the Closing; provided, further, that nothing in this Section 12.2 shall prohibit Buyer from making any public announcement or SEC Filing permitted by Section 12.6. In the event that this Agreement is terminated, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

Section 12.3    Indemnification of Managers, Directors and Officers.

All rights to indemnification provided in the Company’s and its Subsidiaries’ organizational and governing documents (as in effect as of the date of this Agreement) shall survive the Closing in accordance with their respective terms. On or prior to the Closing, the Company will purchase, for the benefit of each Person who is now, has been at any time prior to the Closing Date, or who becomes prior to the Closing Date a director, manager, officer, shareholder, member or partner of the Company or any of its Subsidiaries (collectively, the “Indemnified Persons”) a prepaid “tail” directors and officers insurance policy (the “Tail Policy”), that (a) provides directors’ and officers’ liability insurance to the Indemnified Persons on substantially the same terms and conditions as the directors’ and officers’ liability insurance policy currently in place for the benefit of such Indemnified Persons, including coverage with respect to any fees, costs or expenses (including reasonable attorneys’ fees and disbursements), judgments, fines, losses, claims, damages, suits, proceedings or investigations, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Person’s service as a director, manager, officer, shareholder, member or partner of the Company or any of its Subsidiaries, or services performed by such Indemnified Person at the request of the Company or any of its Subsidiaries, in each case occurring on or prior to the Closing Date, whether asserted or claimed prior to, at or after the Closing Date, (b) has a one-time premium not to exceed three hundred percent (300%) of the Company’s current annual premium, and (c) covers a period of time ending no earlier than the sixth anniversary of the Closing Date. The cost of the Tail Policy shall be borne 50% by Buyer and 50% by Seller (such portion being taken into account as part of Transaction Expenses). The provisions of this Section 12.3 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this provision applies without the consent of such affected indemnitee and are intended to be for the benefit of, and will be enforceable by, each indemnified party, its heirs and its legal representatives.

Section 12.4    WARN Act.

Subject to the Seller delivering to Buyer no later than three (3) Business Days prior to Closing Date a list, by name, job title, date and work location, of each employee of the Company and any of its Subsidiaries whose employment was terminated by the Company and any of its Subsidiaries within the ninety (90) day period immediately preceding the Closing Date, Buyer shall cause the Company and its Subsidiaries to, following the Closing Date, indemnify and hold harmless Seller from and against any and all damages arising out of or otherwise in respect of any suit or claim of violation brought against Seller or any of its Affiliates by any employees of the Company or any of its Subsidiaries (the “Company Employees”) under the U.S. Worker Adjustment and Retraining Notification Act or any other displaced worker notification Law for any actions or inactions taken within the ninety (90) days immediately following the Closing Date by Buyer or the Company or its Subsidiaries (or their respective Affiliates) with respect to any facility, site of employment or operating unit of the Company Employees.

Section 12.5    Employee Matters.

(a) During the period commencing at the Effective Time and ending on the first anniversary of the Effective Time (or if earlier, until the termination of employment of the relevant employee), Buyer shall use its commercially reasonable efforts, and shall cause the Company and each of its Subsidiaries to use their commercially reasonable efforts, to provide the non-unionized employees of the Company and its Subsidiaries as of the Effective Time who remain employees of the Company or its Subsidiaries through such period (the “Current Employees”) with (i) base salary and annual cash incentive compensation opportunities, which are substantially comparable in the aggregate to the aggregate base salary and annual incentive compensation opportunities provided by the Company and its Subsidiaries immediately prior to the date hereof, and (ii) retirement (401(k) plan) and welfare benefits and perquisites (excluding equity and equity based, defined benefit pension, nonqualified or deferred compensation, and retiree welfare benefits) that are substantially comparable in the aggregate to those (excluding defined benefit pension, nonqualified or deferred compensation, equity or equity-based, and retiree welfare benefits) provided by the Company and its Subsidiaries immediately prior to the date hereof.
(b) In the calendar year in which the Closing occurs, with respect to any employee benefit plan in which any Current Employee first becomes eligible to participate, on or after the Effective Time (the “New Company Plans”), Buyer shall cause the Company and its Subsidiaries to use commercially reasonable efforts to: (i) (A) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such Current Employee under the New Company Plans providing health benefits, but only to the extent that such conditions, exclusions and waiting periods were satisfied or did not apply under the analogous Employee Benefit Plan in effect immediately prior to Closing, and (B) provide credit to such Current Employee for all deductibles, co-payments and the like incurred by such Current Employee for the plan year in which the Closing occurs, under any New Company Plans providing health benefits in which such Current Employee may be eligible to participate after the Effective Time in such plan year, but only to the extent such deductible, co-payments and the like were satisfied or did not apply under the analogous Employee Benefit Plan in effect immediately prior to Closing, and (ii) recognize service of Current Employees (or otherwise credited by the Company or its Subsidiaries) accrued prior to the Effective Time for purposes of eligibility and vesting under any New Company Plan providing 401(k) or paid time off benefits in which such Current Employees may be eligible to participate after the Effective Time for the same purposes that such credit was recognized under the analogous Employee Benefit Plan; provided, however, that in no event shall any credit be given to the extent it would result in the duplication of benefits or compensation for the same period of service.
(c) No provision of this Section 12.5 shall be deemed to constitute an establishment, amendment or termination of any Employee Benefit Plan, New Company Plan, or any other benefit or compensation plan, policy, Contract, agreement, arrangement or program of Buyer, the Company or any of their Subsidiaries or Affiliates, nor shall this Section 12.5 limit, in any way, the ability of Buyer, the Company or their Subsidiaries or Affiliates to following the Closing establish, amend or terminate any Employee Benefits Plans, New Company Plan, or any other benefit or compensation plan, policy, Contract, agreement, arrangement and programs at any time in their sole discretion. Nothing in this Section 12.5 shall provide any individual any right to continued employment or service, or any particular term or condition of employment or service with Buyer, the Company or any of its Subsidiaries or Affiliates, or grant any Person, other than the parties to this Agreement, any rights or remedies whatsoever, including any third party beneficiary rights or inure to the benefit of or be enforceable by any Current Employee or any entity or Person representing the interests of any Current Employee. Nothing in this Section 12.5, express or implied, shall limit the ability of Buyer, the Company or their Subsidiaries to following the Closing terminate the employment or service of any Person (including a Current Employee) at any time and for any or no reason.
(d) Notwithstanding any provision in this Agreement to the contrary, the compensation, benefits, and other employment terms and conditions of Current Employees represented by a labor union or other labor organization shall be exclusively governed by applicable Law and the terms of any Contract with any such labor union or other labor organization.

Section 12.6    Public Announcements.

The timing and content of all public announcements or press releases made hereafter regarding any aspect of this Agreement shall be mutually agreed upon in advance by Seller and Buyer in their respective sole discretion; provided, however, that nothing herein shall prevent any party from issuing or causing publication of any such press release or public announcement to the extent that such disclosure is upon advice of outside counsel required by Law, in which case the party making such determination will use reasonable efforts to allow the other parties hereto reasonable time to comment on such release or announcement in advance of its issuance or publication. For the avoidance of doubt, the parties acknowledge and agree that (i) each of Buyer and Seller and their respective Affiliates may provide general information about the subject matter of this Agreement in connection with such Person’s normal fund raising, marketing, informational or reporting activities to existing or potential limited partners of such Person (so long as such recipients agree to, or are bound by contract or professional or fiduciary obligations to, keep the terms of this Agreement confidential and so long as the parties shall be responsible to the other parties hereto for breach of this Section 12.6 or such confidentiality obligations by the recipients of its disclosure); and (ii) Buyer shall file a Form 8-K as promptly as practicable after the date hereof containing this Agreement and may otherwise disclose in its investor presentations and press releases the purchase price, summary financial information and a description of the business of the Company and its Subsidiaries. For the avoidance of doubt, prior to Closing, Buyer may not file or otherwise make publicly available pursuant to a Form 8-K or otherwise, the Financial Statements.

Section 12.7    “Insight Equity” Name.

Buyer agrees that from and after the Closing, neither it nor any of its Affiliates shall use the name “Insight Equity” or any confusingly similar name.

Section 12.8    Counsel.

It is acknowledged by each of the parties hereto that Seller, the Company, and their Affiliates have retained Hunton, Spencer Fane LLP and in-house counsel with Insight Equity Management Company LLC (together with Hunton and Spencer Fane LLP, the “Existing Counsel”) to act as their counsel in connection with the transactions contemplated hereby and that the Existing Counsel has not acted as counsel for any other Person in connection with the transactions contemplated hereby and that no other party to this Agreement or Person has the status of a client of the Existing Counsel for conflict of interest or any other purposes as a result thereof. Buyer hereby acknowledges and the Company affirms its pre-existing agreement that, in the event that a dispute arises between Buyer or any of its Affiliates (including, after the Closing, the Company or any of its Subsidiaries) and Seller or any of its Affiliates (hereafter “Disputes”), the Existing Counsel may represent Seller or any of its Affiliates in such Disputes even though the interests of Seller or its Affiliates may be directly adverse to Buyer, the Company or any of their Affiliates, and even though the Existing Counsel may have acquired confidential information from or about the Company or any of its Affiliates related to any Disputes, represented the Company, its Subsidiaries, or one or more of their Affiliates in a matter substantially related to such Disputes, or may be handling ongoing matters for Seller, the Company or one or more of their Affiliates. Buyer and the Company hereby consent to and waive, on behalf of themselves and each of their Affiliates, any conflict of interest in connection with representation by Existing Counsel in connection with any Disputes. Moreover, Buyer and the Company (each for itself and on behalf of its Affiliates) agree and covenant not to seek to disqualify the Existing Counsel from Disputes. This is in addition to any consent or waiver provided prior to Closing to the Existing Counsel by the Company or its Affiliates. Buyer further agrees and the Company (for itself and on behalf of its Affiliates) affirms its pre-existing agreement that Seller owns all legal files and all rights to assert or waive privilege associated with the Existing Counsel’s representation of the Company and its Affiliates prior to the Closing, whether those files are with in-house Existing Counsel or outside Existing Counsel, in each case to the extent that such representations relate in any way to the transactions contemplated by this Agreement or any other representation conducted by the Existing Counsel jointly with Seller or its Affiliates. Ownership of such files and the right to assert or waive privilege shall not pass to or be claimed by Buyer, the Company, or any of their respective Affiliates. Buyer agrees that it will not, and that it will cause its Affiliates not to, (i) access or use the communications and materials exchanged among the Company, Existing Counsel, Seller and Seller’s Affiliates that relate in any way to the transactions contemplated by this Agreement or any other representation conducted by the Existing Counsel jointly with Seller or its Affiliates, including by way of review of any electronic data, communications or other information or by seeking to have the Seller waive the attorney-client privilege, work product doctrine or other privilege, or by otherwise asserting that any of the Buyer or any of Buyer’s Affiliates has the right to assert or waive the attorney-client privilege, the work product doctrine or other privilege or (ii) seek to obtain such communications or materials from Existing Counsel. Buyer and the Company agree to take, and to cause their Affiliates to take, all steps necessary to implement the intent of this Section 12.8 and not to take or cause their Affiliates to take positions contrary to the intent of this Section 12.8.

Section 12.9    Entire Agreement; Amendment; Waiver.

This Agreement and the Confidentiality Agreement, dated as of April 20, 2018, provided by Infrastructure Energy and Alternatives, Inc. to Seller (the “Confidentiality Agreement”) and the documents referred to herein and to be delivered pursuant hereto constitute the entire agreement between the parties pertaining to the subject matter hereof and thereof and supersede all prior and contemporaneous agreements, understandings, negotiations and discussions of the parties, whether oral or written, pertaining to the subject matter hereof and thereof. No amendment, supplement, modification, waiver or termination of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of any other provision of this Agreement, whether or not similar, nor shall such waiver constitute a continuing waiver unless otherwise expressly provided in writing. Notwithstanding anything to the contrary herein, Section 11.2, Section 12.6, Section 12.11, Section 12.12, Section 12.19, Section 12.21, Section 12.24 and this Section 12.9 (and any defined termed used therein or any provision of this Agreement to the extent an amendment, modification, waiver or termination of such defined term or provision would modify the substance of Section 11.2, Section 12.6, Section 12.11, Section 12.12, Section 12.14, Section 12.19, Section 12.21, Section 12.24 and this Section 12.9) may not be amended, modified, waived or terminated in a manner that impacts or is adverse in any respect to the Debt Financing Sources without prior written consent of each such Debt Financing Source.

Section 12.10    Expenses.

Subject to the provisions of Section 6.3(b)(i), Section 6.4 and Section 12.3, each of the parties hereto shall pay the fees and expenses of their respective counsel, accountants and other advisors and the other expenses incident to the negotiation and preparation of this Agreement and consummation of the transactions contemplated hereby.

Section 12.11    Governing Law.

This Agreement, and all claims or causes of action (whether in contract, tort or statute) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by, and enforced in accordance with, the internal laws of the State of Delaware, including its statutes of limitations. Notwithstanding anything to the contrary contained in this Agreement, all claims, controversies or disputes against the Debt Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Debt Financing or the performance thereof or the transactions contemplated thereby, whether in contract (at law or in equity), tort or otherwise, will be governed by, and construed in accordance with, the Laws of the State of New York, without regard to conflict of law principles that would result in the application of any Law other than the Law of the State of New York.

Section 12.12    Judicial Proceedings; Waiver of Jury Trial.

ANY JUDICIAL PROCEEDING INVOLVING ANY DISPUTE, CONTROVERSY OR CLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY SHALL BE BROUGHT ONLY IN A FEDERAL OR STATE COURT LOCATED IN THE STATE OF DELAWARE, AND EACH OF THE PARTIES HERETO (i) UNCONDITIONALLY ACCEPTS THE EXCLUSIVE JURISDICTION OF SUCH COURTS AND ANY RELATED APPELLATE COURT AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY AND (ii) IRREVOCABLY WAIVES ANY OBJECTION SUCH PARTY MAY NOW HAVE OR HEREAFTER HAS AS TO THE VENUE OF ANY SUCH PROCEEDING BROUGHT IN SUCH A COURT OR THAT SUCH COURT IS AN INCONVENIENT FORUM. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, EACH PARTY HERETO HEREBY SUBMITS ITSELF TO THE EXCLUSIVE JURISDICTION OF ANY STATE OR FEDERAL COURT SITTING IN THE BOROUGH OF MANHATTAN IN THE CITY OF NEW YORK (OR ANY APPELLATE COURT THEREFROM) OVER ANY SUIT, ACTION OR PROCEEDING INVOLVING ANY DEBT FINANCING SOURCE ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE DEBT FINANCING OR ANY TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY AND AGREES THAT IT WILL NOT BRING OR SUPPORT ANY SUCH SUIT, ACTION OR PROCEEDING IN ANY OTHER FORUM. EACH PARTY HERETO IRREVOCABLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN Section 12.15. NOTHING IN THIS AGREEMENT WILL AFFECT THE RIGHT OF ANY PARTY HERETO TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES TRIAL BY JURY IN ANY JUDICIAL PROCEEDING TO WHICH THEY ARE PARTIES INVOLVING ANY DISPUTE, CONTROVERSY OR CLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING ANY DISPUTE,

CONTROVERSY OR CLAIM ARISING OUT OF OR RELATING IN ANY WAY TO THE DEBT FINANCING, THE PERFORMANCE THEREOF OR ANY CLAIM AGAINST ANY DEBT FINANCING SOURCE).

Section 12.13    Further Assurances.

In case at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each party to this Agreement shall take all such reasonable necessary action as is requested by the other parties hereto (at the expense of the requesting party). The parties hereto shall execute any additional instruments necessary to consummate the transactions contemplated hereby.

Section 12.14    Assignment.

This Agreement and each party’s respective rights and obligations hereunder may not be assigned, by operation of Law or otherwise, without the prior written consent of the other parties and any attempt to do so shall be null and void; provided, however, that, (a) if the Closing occurs, (x) Buyer may, at its election, assign any or all of its rights, but not its obligations, hereunder to the Debt Financing Sources and any lender providing financing (including pursuant to the terms thereof to the extent necessary for purposes of creating a security interest herein or otherwise assigning this Agreement and its rights hereunder as collateral in respect of such financing) to Buyer in connection with the Closing and (y) assign its rights under this Agreement in connection with any sale or transfer of equity securities of, or any merger, consolidation, change of control or other business combination involving, Buyer, the Company or any of the Subsidiaries, and (b) Buyer may, at its election, assign its rights under this Agreement to any direct or indirect Affiliate of Buyer, but no such assignment of this Agreement or any of the rights or obligations hereunder pursuant to clause (a) or (b) above shall relieve Buyer of any of its obligations under this Agreement; provided, further that, if either party terminates this Agreement pursuant to Article XI, Seller may, at its election, assign its rights under this Agreement to the Company or one of its Subsidiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their successors and permitted assigns.

Section 12.15    Notices.

All notices, requests, claims, demands, disclosures and other communications required or permitted by this Agreement shall be in writing and shall be deemed to have been given at the earlier of the date (a) when delivered personally, by messenger or by overnight delivery service by a recognized commercial carrier to the designated officer of the other party, (b) five (5) days after being mailed by registered or certified United States mail, postage prepaid, return receipt requested or (c) when received via facsimile or electronic mail (confirmed by telephone in each case), in all cases addressed to the party for whom it is intended at the address set forth below or to such other address as a party shall have designated by notice in writing to the other party in the manner provided by this Section 12.15:

If to Buyer or, following the Closing, the Company	6325 Digital Way Suite 460
Indianapolis, IN 46278
Attention: JP Roehm
Phone: (767) 828-2525
Email: JP.Roehm@iea.net

with a copy to (which shall not constitute notice):	c/o Oaktree Capital Management, L.P.
11611 San Vicente Blvd., Suite 700
Attention: Peter Jonna
Phone: (310) 775-8454
Email: peter.jonna@oaktreecapital.com

and a copy to (which shall not constitute notice):	Kirkland & Ellis LLP
33 South Hope Street, 29th Floor
Los Angeles, CA 90071
Attention: Tana M. Ryan, P.C.
Bryan Ikegami
Phone: (213) 680-8430
(213) 680-8170
Email: tana.ryan@kirkland.com
bryan.ikegami@kirkland.com

If to Seller or, before the Closing the Company:	c/o Insight Equity Management Company LLC
1400 Civic Place
Suite 250
Southlake, Texas 76092-7641
Attention: General Counsel
Phone: (817) 488-7775
Email: rconner@insightequity.com

with a copy to (which shall not constitute notice):	Hunton Andrews Kurth LLP
Fountain Place
1445 Ross Avenue, Suite 3700
Dallas, Texas 75202
Attention: Andrew W. Lawrence, Esq.
Phone: 214-979-3000
Email: alawrence@HuntonAK.com

and a copy to (which shall not constitute notice)	Hunton Andrews Kurth LLP
Riverfront Plaza, East Tower
951 East Byrd Street
Richmond, VA 23219
Attention: Richard Warren, Esq.
Phone: (804) 788-8428
Email: rwarren@HuntonAK.com

Section 12.16    Counterparts and Facsimile Signatures.

This Agreement may be executed in several counterparts, each of which shall be deemed an original, but such counterparts shall together constitute but one and the same Agreement. The execution of this Agreement by any of the parties may be evidenced by way of a facsimile transmission or PDF of such party’s signature, or a photocopy of such facsimile transmission or PDF, and such facsimile signature or PDF shall be deemed to constitute the original signature of such party hereto.

Section 12.17    Headings.

The table of contents and article and section headings in this Agreement are inserted for convenience of reference only and shall not constitute a part hereof.

Section 12.18    Severability.

If any provision, clause or part of this Agreement, or the application thereof under certain circumstances, is held invalid or unenforceable by any court of competent jurisdiction, the remainder of this Agreement, or the application of such provision, clause or part under other circumstances, shall not be affected thereby and shall remain in full force and effect. Any such invalid provision shall be modified to give it maximum effect consistent with the intent of the stricken provision so as to allow its enforceability under applicable Law.

Section 12.19    No Third Party Rights.

Except as provided in Section 9.2, Section 12.1, Section 12.3, Section 12.8 and Section 12.20, (a) nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties to this Agreement and their successors and permitted assigns any rights, benefits or remedies of any nature whatsoever under, or by reason of, this Agreement, (b) no third party is entitled to rely on any of the representations, warranties, covenants and agreements contained in this Agreement, and (c) none of Buyer, the Company or Seller assumes any liability to any third party because of any reliance on the representations, warranties, covenants and agreements of Buyer, the Company or Seller contained in this Agreement; provided, however, that for the avoidance of doubt and notwithstanding anything to the contrary herein, Section 11.2, Section 12.6, Section 12.9, Section 12.11, Section 12.12, Section 12.14, Section 12.21, Section 12.24 and this Section 12.19 are for the benefit of, and shall be enforceable by, the Debt Financing Sources, who shall be express third-party beneficiaries of such Sections.

Section 12.20    No Recourse.

Notwithstanding anything that may be expressed or implied in this Agreement, the parties hereto agree and acknowledge that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any equityholders, controlling persons, directors, officers, employees, agents, representatives, Affiliates, members, managers, general or limited partners, beneficiaries, heirs, successors or assignees (or any former, current or future equityholder, controlling person, director, officer, employee, agent, representative, Affiliate, member, manager, general or limited partner, beneficiary, heir, successor or assign of any of the foregoing) of such party (each a “No Recourse Person”), as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any No Recourse Person, for any obligation of any party hereto under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation. The No Recourse Persons are third party beneficiaries of this Section 12.20.

Section 12.21    Remedies; Specific Performance.

(a)Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy will not waive its right to seek or preclude the exercise of any other remedy. Nothing contained in this Section 12.21 shall require any party to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 12.21 before exercising any termination right under Section 11.1 (and pursuing damages after such termination), nor shall the commencement of any proceeding pursuant to this Section 12.21 or anything contained in this Section 12.21 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Section 11.1 or pursue any other remedies under this Agreement that may be available then or thereafter (but in no instance with a party be entitled to both specific performance and damages or a Termination Fee under Article XI).
(b)Subject to Section 11.2 and Section 12.21(e), the parties hereto agree that (i) irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (including the failure of a party hereto to take such actions as are required of it hereunder to consummate the transactions contemplated by this Agreement), (ii) money damages or other legal remedies would not be an adequate remedy for any such damage, (iii) the provisions in Section 11.2 shall not diminish or otherwise impair in any respect any party’s right to specific performance as set forth in this Section 12.21 and (iv) the right of specific performance as set forth in this Section 12.21 is an integral part of the transactions contemplated hereby and without that right, none of the parties hereto would have entered into this Agreement. Subject to Section 11.2 and Section 12.21(e), it is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (including the failure of a party hereto to take such actions as are required of it hereunder to consummate the transactions contemplated by this Agreement), in each case without posting a bond or undertaking, this being in addition to any other remedy to which they are entitled at law or in equity until such time as Buyer pays the Termination Fee in accordance with Section 11.2. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief sought in accordance with this Section 12.21 on the basis that (A) the party seeking such remedy has an adequate remedy at law or (B) an award of specific performance is not an appropriate remedy for any reason at law or equity.
(c)Until such time as Buyer pays the Termination Fee in accordance with Section 11.2, Seller and the Company shall be permitted and entitled to seek both a grant of specific performance and payment of the Termination Fee; provided, however, that under no circumstance shall Seller and the Company be permitted or entitled to receive both (i) a grant of specific performance to cause the transactions contemplated hereby to be consummated and (ii) payment of the Termination Fee.
(d)To the extent any party hereto brings any proceeding to enforce specifically the performance of the terms and provisions of this Agreement or any other agreement or instrument executed in connection herewith in accordance with this Section 12.21, the End

Date shall automatically be extended by (i) the amount of time during which such proceeding is pending, plus ten (10) Business Days, or (ii) such other time period established by the court presiding over such proceeding.
(e)Notwithstanding anything contained herein to the contrary, including Section 12.21(a)-(d), the parties hereto agree that Seller and the Company shall be entitled to seek specific performance of the obligation of Buyer to consummate the transactions contemplated hereunder only if each of the following conditions are met: (i) all of the conditions set forth in Article VII have been satisfied or waived in accordance with the terms of this Agreement (other than those conditions that by their terms are to be satisfied at the Closing and can be satisfied if the Closing were to occur); (ii) the Debt Financing has been funded or will be funded at the Closing; (iii) Seller and the Company have irrevocably confirmed in writing to Buyer that each of them stand ready and willing to consummate the Closing and will take actions required of them to consummate the Closing upon the funding of the Debt Financing; and (iv) Buyer fails to complete the Closing pursuant to and in accordance with Section 2.1. For the avoidance of doubt, in no event shall Seller or the Company be entitled to enforce or seek to enforce specifically Buyer’s obligation to consummate the Closing if the Debt Financing has not been funded (or will not be funded at the Closing), and in no event shall any Person other than Seller or the Company be entitled to enforce or seek to enforce or seek to enforce specifically Buyer’s obligation to consummate the Closing.

Section 12.22    Construction; Interpretation.

The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. The term “this Agreement” means this Agreement together with all Schedules and Exhibits hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. Unless otherwise indicated to the contrary herein by the context or use thereof: (i) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole, including the Schedules and Exhibits, and not to any particular section, subsection, paragraph, subparagraph or clause contained in this Agreement; (ii) masculine gender shall also include the feminine and neutral genders, and vice versa; (iii) words importing the singular shall also include the plural, and vice versa; (iv) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (v) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (vi) references to “dollar,” “dollars” or “$” shall be to the lawful currency of the United States; and (vii) the terms “made available,” “furnished,” or “provided” shall, in the case of items stated herein to have been made available, furnished or provided to Buyer, mean only those documents posted to the data room hosted by Merrill Datasite located at https://global.merrillcorp.com under the project name “Downrigger” as of one (1) day prior to the date of this Agreement.

Section 12.23    Schedules.

Seller may, at its option, include in the Schedules items that are not material in order to avoid any misunderstanding, and any such inclusion, or any references to dollar amounts, shall not be deemed to be an acknowledgment or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement. Information disclosed in one Section of the Schedules shall constitute a disclosure for any other Section of the Schedules, if the relevance of such disclosure is reasonably apparent on the face of such disclosure.

Section 12.24    Debt Financing Sources.

Notwithstanding anything to the contrary contained in this Agreement, other than pursuant to the Debt Commitment Letter with respect to Buyer, (a) neither any party hereto nor any of their respective Subsidiaries, Affiliates, officers, directors, employees, advisors, attorneys, agents or representatives shall have any rights or claims against any Debt Financing Source, in any way relating to this Agreement or any of the transactions contemplated by this Agreement, or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including (other than with respect to Buyer) any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the Debt Financing, whether at law or equity, in contract, in tort or otherwise and the Seller (on behalf of itself and such Subsidiaries, Affiliates, officers, directors, employees, advisors, attorneys, agents and representatives) hereby waives any such rights or claims and (b) no Debt Financing Source shall have any liability (whether in contract, in tort or otherwise) to any party hereto or any of their respective Subsidiaries, Affiliates, officers, directors, employees, advisors, attorneys, agents or representatives for any obligations or liabilities of any party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including (other than with respect to Buyer) any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the Debt Financing, whether at law or equity, in contract, in tort or otherwise. No Debt Financing Source shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature.

[Signature page follows]

IN WITNESS WHEREOF, each party hereto has executed or caused this Purchase and Sale Agreement to be executed in its or his as of the day and year first above written.

BUYER:		IEA ENERGY SERVICES LLC

	By:	/s/ John Paul Roehm
	Name:	John Paul Roehm
	Title:	Chief Executive Officer

THE COMPANY:		CONSOLIDATED CONSTRUCTION SOLUTIONS I LLC

	By:	/s/ Victor L. Vescovo
	Name:	Victor L. Vescovo
	Title:	Chairman of the Board

	By:	/s/ Ted W. Beneski
	Name:	Ted W. Beneski
	Title:	Vice Chairman

SELLER:		CONSOLIDATED CONSTRUCTION INVESTMENT HOLDINGS LLC

	By:	/s/ Victor L. Vescovo
	Name:	Victor L. Vescovo
	Title:	Chairman of the Board

	By:	/s/ Ted W. Beneski
	Name:	Ted W. Beneski
	Title:	Vice Chairman

Final Form
Exhibit A

ESCROW AGREEMENT
This Escrow Agreement (this “Escrow Agreement”), dated this 9th day of August, 2018 (the “Effective Date”), is entered into by and among IEA Energy Services, LLC, a Delaware limited liability company (“Buyer”), Consolidated Construction Investment Holdings LLC, a Delaware limited liability company (“Seller” and together with Buyer, the “Parties,” and each individually a “Party”), and Citibank, N.A., as escrow agent (the “Escrow Agent”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Purchase and Sale Agreement, dated as of August 9, 2018 (the “Purchase Agreement”), by and among Buyer, Seller and Consolidated Construction Solutions I LLC, a Delaware limited liability company (the “Company”).
RECITALS
WHEREAS, as of the Effective Date, Seller owns 100% of the issued and outstanding limited liability company membership interests in the Company (the “Interests”);
WHEREAS, the Purchase Agreement provides, among other things, for the acquisition by Buyer of the Interests;
WHEREAS, the Purchase Agreement further provides for the delivery by Buyer to the Escrow Agent, at the Closing, of $6,000,000 (the “Adjustment Escrow Amount”), to be held in a separate bank account designated in writing by the Escrow Agent (the “Adjustment Escrow Account”). The Adjustment Escrow Amount, as such amount is decreased or increased, including by the accumulation of Earnings (as defined below), pursuant to this Escrow Agreement, is referred to herein as the “Escrow Fund;” and
WHEREAS, the Parties agree to place in escrow the Adjustment Escrow Amount, and the Escrow Agent agrees to hold, invest and distribute the Escrow Fund, in accordance with the terms of this Escrow Agreement.
NOW, THEREFORE, in consideration of the promises and agreements of the Parties and the Escrow Agent and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties and the Escrow Agent agree as follows:
ARTICLE 1
ESCROW

Section 1.1Acceptance of Appointment as Escrow Agent. The Parties hereby appointEscrow Agent to act as escrow agent hereunder, and the Escrow Agent, by signing this Escrow Agreement, accepts such appointment and agrees to hold, invest and distribute the Escrow Fund only in accordance with the terms of this Escrow Agreement.
Section 1.2Escrow Fund.
a.Simultaneous with the execution and delivery of this Escrow Agreement, Buyer is depositing with the Escrow Agent the Adjustment Escrow Amount in immediately available funds. The Escrow Agent hereby acknowledges receipt on the date hereof of immediately available funds in the amount of the Adjustment Escrow Amount.
b.The Escrow Agent hereby agrees that it shall not distribute any portion of the Adjustment Escrow Account to any Person, except in accordance with the terms of this Escrow Agreement.

c.The Escrow Fund shall not be subject to lien or attachment by any creditor of any party hereto and shall not be available to, and shall not be used by, the Escrow Agent to set off any party hereto owing to the Escrow Agent in any other capacity.
Section 1.3Investments.
a.Unless otherwise jointly instructed in writing by the Parties, the Escrow Agent shall invest and reinvest the Escrow Fund in an interest-bearing deposit account with an initial annual interest rate of .05 basis points (0.05%). The deposits held in such deposit account shall be insured by the Federal Deposit Insurance Corporation (“FDIC”) to the applicable limits. The Parties acknowledge that the initial interest rate is subject to change from time to time, and any such rate changes will be reflected in the monthly statement provided to the Parties. The Escrow Fund shall at all times remain available for disbursement or release as may be jointly instructed in writing by the Parties in accordance with this Escrow Agreement. Any Earnings on the Escrow Fund shall be retained by the Escrow Agent and reinvested in the Escrow Fund and shall become part of the Escrow Fund and be disbursed only in accordance with Section 1.4 and Section 1.5 of this Escrow Agreement.
b.For purposes of this Escrow Agreement, “Earnings” means, with respect to the Escrow Fund or any portion thereof on any particular date, the interest, dividends, gains and any other income earned on such amount from the date hereof through such date in accordance with the terms hereof.
c.On a monthly basis, the Escrow Agent shall deliver to each of Buyer and Seller a written statement setting forth the balance of the Adjustment Escrow Account, all Earnings earned thereon and all distributions made therefrom, which statement shall be delivered to each of Buyer and Seller in accordance with Section 4.3 hereof.
Section 1.4Disbursements to Buyer; Releases to Seller. The Escrow Fund shall be disbursed and released only as follows and pursuant to Section 1.4(a) hereunder:
a.Disbursement and Release from the Adjustment Escrow Account. The amounts held in the Adjustment Escrow Account shall be released to Seller, on the one hand, or disbursed to Buyer, on the other hand, in such amounts and at such times as are set forth in Sections 2.3(e), 2.3(f) and 2.3(g) of the Purchase Agreement. Buyer and Seller shall, within two (2) Business Days after the determination of the Final Closing Statement, deliver joint written instructions to the Escrow Agent directing the Escrow Agent to pay such amounts to Seller, Buyer or both, as the case may be, in accordance with such Sections 2.3(e), 2.3(f) and 2.3(g). The Escrow Agent shall pay such amounts to the relevant parties no later than two (2) Business Days following delivery of such joint written instructions to the Escrow Agent.
b.It is understood and agreed that the Escrow Agent shall in no way be responsible for performing any calculations or determining the amounts to be paid or released under this Section 1.4 (other than confirming the remaining balance of the Adjustment Escrow Account as of the applicable time).
c.Any amount disbursed to Buyer (or a designee, successor or permitted assignee thereof), or released to Seller (or a designee, successor or permitted assign thereof), as applicable, from the Adjustment Escrow Account in accordance with the terms hereof shall no longer be deemed a part of the Escrow Fund or otherwise be subject to the provisions of this Escrow Agreement.
d.Each Party hereby agrees that it will cooperate with the other Party and the Escrow Agent in good faith in executing any joint instructions in writing as reasonably required pursuant to this Section 1.4 and in executing any joint instructions in writing as reasonably required pursuant to this Section 1.4 and to ensure distributions or releases, as the case may be, of the Escrow Fund to the relevant Party entitled thereto under the terms of the Purchase Agreement.
e.Any disbursement or release of the Escrow Fund shall be made from the Adjustment Escrow Account by the Escrow Agent to Buyer (or a designee, successor or permitted assignee thereof) or Seller (or a designee, successor or permitted assignee thereof), as applicable, by wire transfer of immediately available funds in accordance with the wire transfer instructions specified in the joint written instructions provided by the Parties to the Escrow Agent.
Section 1.5Income Tax Allocation and Reporting.

a.The Parties agree that, for tax reporting purposes, all Earnings shall, as of the end of each calendar year and to the extent required by the Internal Revenue Service (“IRS”), be reported as having been earned by Seller whether or not such income was disbursed during such calendar year. The Escrow Agent shall report any interest or income earned on the Escrow Funds, if any, to the IRS or other taxing authority on IRS Form 1099.
b.Prior to the date hereof, the Parties have provided the Escrow Agent with certified tax identification numbers by furnishing appropriate IRS Forms W-9 or W-8, as applicable, and such other forms and documents that the Escrow Agent has reasonably requested. The Parties understand that, if such tax reporting documentation is not provided to the Escrow Agent, the Escrow Agent may be required by the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder, to withhold a portion of any interest or other income earned on the investment of the Escrow Fund.
c.The Parties, severally and not jointly (i.e., one-half by Buyer and one-half by Seller), shall indemnify, defend and hold the Escrow Agent harmless from and against any tax, late payment, interest, penalty or other cost or expense that may be assessed against the Escrow Agent on or with respect to the Escrow Fund and the investment thereof unless such tax, late payment, interest, penalty or other expense arose from bad faith, gross negligence, willful misconduct, fraud, or material breach of this Escrow Agreement by the Escrow Agent; provided, however, that to the extent the Escrow Agent is entitled to any indemnification pursuant to this Section 1.5(c) resulting from a Party’s failure to provide a fully executed IRS Form W-8, W-9 and/or other required documentation pursuant to Section 1.5(b) or as requested by the Escrow Agent from such Party, such Party shall be solely responsible for indemnifying the Escrow Agent for such taxes, late payments, interest, penalties, or other costs or expenses assessed against the Escrow Agent. The indemnification provided by this Section 1.5(c) is in addition to the indemnification provided in Section 3.1 and shall survive the resignation or removal of the Escrow Agent and the termination of this Escrow Agreement.
Section 1.6Termination. Upon the disbursement or release of all of the Escrow Fund, including any Earnings thereon, this Escrow Agreement shall terminate and be of no further force and effect, except that the provisions of Sections 1.5(c), 3.1 and 3.2 hereof shall survive termination.

ARTICLE 2
DUTIES OF THE ESCROW AGENT

Section 2.1Scope of Responsibility. Notwithstanding any provision herein to the contrary, the Escrow Agent is obligated to perform only the duties specifically set forth in this Escrow Agreement, which shall be deemed purely ministerial in nature, and no duties, including but not limited to any fiduciary duties, shall be implied. Under no circumstances will the Escrow Agent be responsible or liable for the failure of either Party to perform in accordance with this Escrow Agreement. The Escrow Agent shall neither be responsible for, nor chargeable with, knowledge of the terms and conditions of any other agreement, instrument or document other than this Escrow Agreement, whether or not an original or a copy of such agreement has been provided to the Escrow Agent, and the Escrow Agent shall have no duty to know or inquire as to the performance or nonperformance of any provision of any other agreement, instrument or document other than this Escrow Agreement. Notwithstanding the terms of any other agreement between the Parties, the terms and conditions of this Agreement will control the actions of Escrow Agent. References in this Escrow Agreement to any other agreement, instrument or document are for the convenience of the Parties, and the Escrow Agent has no duties or obligations with respect thereto. This Escrow Agreement sets forth all matters pertinent to the escrow contemplated hereunder, and no additional obligations of the Escrow Agent shall be inferred or implied from the terms of this Escrow Agreement or any other agreement.
Section 2.2Attorneys and Agents. The Escrow Agent shall be entitled to rely on, and shall not be liable for any action taken or omitted to be taken by the Escrow Agent in good faith in accordance with, the advice of outside counsel; provided that such action or inaction is not inconsistent with the terms of this

Escrow Agreement or the obligations of the Escrow Agent hereunder. The Escrow Agent shall be reimbursed to the extent provided under Section 3.1 for any and all reasonable and documented out-of-pocket fees, expenses and other costs actually paid to one such outside counsel. The Escrow Agent may perform any and all of its duties through its agents, representatives, attorneys, custodians and/or nominees.
Section 2.3Reliance. The Escrow Agent shall not be liable for any action taken or not taken by it in accordance with the direction or consent of the Parties or their respective agents, representatives, successors or assigns. The Escrow Agent shall not be liable for acting or refraining from acting upon any notice, request, consent, direction, requisition, certificate, order, affidavit, letter or other paper or document believed by it to be genuine and correct and to have been signed and presented by the proper authorized person or persons on behalf of the applicable Party. Concurrently with the execution of this Escrow Agreement, the Parties have delivered to the Escrow Agent authorized signers’ forms in the form of Exhibit A-1 and Exhibit A-2 to this Escrow Agreement, in each case, as may be amended or supplemented from time to time with the written consent of the applicable Party.
Section 2.4Right Not Duty Undertaken. The permissive rights of the Escrow Agent to do things enumerated in this Escrow Agreement shall not be construed as duties.
Section 2.5No Financial Obligation. No provision of this Escrow Agreement shall require the Escrow Agent to risk or advance its own funds or otherwise incur any financial liability or potential financial liability in the performance of its duties or the exercise of its rights under this Escrow Agreement.

ARTICLE 3
PROVISIONS CONCERNING THE ESCROW AGENT

Section 3.1Indemnification. The Parties, severally and not jointly (i.e. one-half by Buyer and one-half by Seller), shall indemnify the Escrow Agent from and against any and all loss, liability, cost, damage and out-of-pocket expense (including reasonable and documented out-of-pocket attorney’s fees and expenses of one outside counsel) which the Escrow Agent may suffer or incur by reason of any action, claim or proceeding brought against the Escrow Agent, arising out of or relating to this Escrow Agreement or any transaction to which this Escrow Agreement relates, in each case except to the extent caused by the Escrow Agent’s bad faith, gross negligence, willful misconduct, fraud, or material breach of this Escrow Agreement. The provisions of this Section 3.1 and Section 3.2 shall survive the termination of this Escrow Agreement or the earlier resignation or removal of the Escrow Agent.
Section 3.2LIMITATION OF LIABILITY. THE ESCROW AGENT SHALL NOT BE LIABLE, DIRECTLY OR INDIRECTLY, FOR ANY DAMAGES, LOSSES OR EXPENSES ARISING OUT OF THE SERVICES PROVIDED HEREUNDER, OTHER THAN DAMAGES, LOSSES OR EXPENSES TO THE EXTENT ARISING FROM THE ESCROW AGENT’S BAD FAITH, GROSS NEGLIGENCE, WILLFUL MISCONDUCT, FRAUD, OR MATERIAL BREACH OF THIS ESCROW AGREEMENT. NOTWITHSTANDING ANYTHING IN THIS ESCROW AGREEMENT TO THE CONTRARY, IN NO EVENT SHALL EITHER PARTY OR THE ESCROW AGENT BE LIABLE UNDER OR IN CONNECTION WITH THIS ESCROW AGREEMENT FOR SPECIAL, INDIRECT, PUNITIVE, INCIDENTAL OR CONSEQUENTIAL DAMAGES OR LOSSES OF ANY KIND WHATSOEVER (INCLUDING LOST PROFITS), EVEN IF THE PARTY OR THE ESCROW AGENT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH LOSSES OR DAMAGES AND REGARDLESS OF THE FORM OF ACTION IN WHICH SUCH DAMAGES ARE SOUGHT.
Section 3.3Resignation or Removal. Subject to the remainder of this Section 3.3, the Escrow Agent may resign by furnishing a written notice of its resignation to the Parties, and the Parties may remove the Escrow Agent, with or without cause, by furnishing to the Escrow Agent a joint written notice of its removal along with payment of all fees and expenses to which it is entitled through the date of termination. Such resignation or removal, as the case may be, shall be effective thirty (30) days after the delivery of such notice or upon the earlier appointment of a successor, and the Escrow Agent’s sole responsibility thereafter shall be to safely keep the Escrow Fund and to deliver the same to a successor escrow agent as shall be appointed by mutual agreement of the Parties, as evidenced by a joint written notice filed with the Escrow Agent, or in accordance with a court order. If the Parties have failed to appoint a successor escrow agent prior to the expiration of thirty (30) days following the delivery of such notice of resignation or removal, the Escrow Agent may petition any court of competent jurisdiction for the appointment of a successor escrow agent or for other appropriate relief, and any such resulting appointment shall be binding upon the Parties. For the avoidance of doubt, no resignation by the Escrow Agent shall be effective prior to the appointment of a successor escrow agent. Upon appointment of the successor escrow agent, the Escrow Agent shall forward all documents and the Escrow Fund to the successor.
Section 3.4Disposition of Any Adjustment Escrow Account By Agreement of the Parties; Conflicting Demands.
a.The Escrow Agent may dispose of all or a portion of the Escrow Fund in accordance with a joint written instruction signed by Buyer and Seller, whether such disposition is pursuant to the terms of this Escrow Agreement or otherwise. If any conflict, disagreement or dispute arises between, among or involving any of the parties hereto concerning the meaning or validity of any provision hereunder or concerning any other matter relating to this Escrow Agreement, or the Escrow Agent is in doubt as to the action to be taken hereunder, the Escrow Agent shall be entitled to retain the applicable portion of the Escrow Fund until (i) such conflicting or adverse claims or demands shall have been determined by a final order, judgment or decree of a court of competent jurisdiction or a final arbitration decision or settled by agreement between the conflicting parties as evidenced in a writing executed by such parties, in which event the Escrow Agent shall be authorized to disburse the Escrow Fund in accordance with such final court order, judgment or decree or arbitration decision or agreement, or (ii) the Escrow Agent shall have received security or an indemnity satisfactory to it sufficient to hold it harmless from and against any and all losses which it may incur by reason of so acting. The Escrow Agent shall act on any such court order, judgment or decree or arbitration decision without further question.
b.The Escrow Agent shall have no responsibility for the contents of any writing of the arbitrators or any third party contemplated herein as a means to resolve disputes and may conclusively rely without any liability upon the contents thereof.
Section 3.5Compensation. The Escrow Agent shall be entitled to compensation for its services as stated in the fee schedule attached hereto as Exhibit B, which compensation shall be borne one-half by Seller and one-half by Buyer. The fee agreed upon for the services rendered hereunder is intended as full compensation for the Escrow Agent’s services as contemplated by this Escrow Agreement. In the event that the Escrow Agent renders any service not contemplated in this Escrow Agreement as requested by the Parties, or there is any material expansion of the subject matter of the Escrow Agreement, or any material modification of the Escrow Agreement that requires additional services by the Escrow Agent, in each case, as agreed and directed by the Parties, then the Escrow Agent shall be compensated for such extraordinary services (which compensation shall be agreed to by each of the Parties and the Escrow Agent) and reimbursed for all reasonable and documented out-of-pocket costs and expenses, including reasonable and documented out-of-pocket attorneys’ fees and expenses of one outside counsel, occasioned by any such extraordinary services.
Section 3.6Merger or Consolidation. Any corporation or association into which the Escrow Agent may be converted or merged, or with which it may be consolidated, or to which it may sell or transfer all or substantially all of its business and assets as a whole or substantially as a whole, or any corporation or association resulting from any such conversion, sale, merger, consolidation or transfer to which the Escrow Agent is a party, shall be and become the successor escrow agent under this Escrow Agreement and shall have and succeed to the rights, obligations, powers, duties, immunities and privileges as its predecessor, without the execution or filing of any instrument or paper or the performance of any further act; provided, that the Escrow Agent shall use commercially reasonable efforts to provide the Parties with prior written notice of any such conversion, sale, merger, consolidation or transfer.

Section 3.7Attachment of Escrow Fund; Compliance with Legal Orders. In the event that the Escrow Fund shall be attached, garnished or levied upon by any court order, or the delivery thereof shall be stayed or enjoined by an order of a court, or any order, judgment or decree shall be made or entered by any court order affecting the Escrow Fund, the Escrow Agent is hereby expressly authorized, in its sole discretion, to respond as it deems appropriate or to comply with all writs, orders or decrees so entered or issued, or which it is advised by legal counsel of its own choosing is binding upon it, whether with or without jurisdiction; provided that the Escrow Agent shall provide a prior written notice thereof to the Parties as soon as reasonably practicable. In the event that the Escrow Agent obeys or complies with any such writ, order or decree, it shall not be liable to any of the Parties or to any other person, firm or corporation by reason of such compliance, notwithstanding that such writ, order or decree is subsequently reversed, modified, annulled, set aside or vacated.
Section 3.8Force Majeure. The Escrow Agent shall not be responsible or liable for any failure or delay in the performance of its obligation under this Escrow Agreement to the extent caused by circumstances beyond its reasonable control, including acts of God; earthquakes; fire; flood; wars; acts of terrorism; civil or military disturbances; sabotage; epidemic; riots; interruptions, loss or malfunctions of utilities or communications services; labor disputes; acts of civil or military authority or governmental action; it being understood that in any such case the Escrow Agent shall use commercially reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as reasonably practicable under the circumstances and to mitigate the adverse impact of such circumstances.

ARTICLE 4
MISCELLANEOUS

Section 4.1Successors and Assigns. This Escrow Agreement shall be binding on and inure to the benefit of the Parties and the Escrow Agent and their respective successors and permitted assigns. No other persons shall have any rights under this Escrow Agreement.  No assignment of the interest of any of the Parties shall be binding unless and until written notice of such assignment shall be delivered to the other Party and the Escrow Agent and the prior written consent of the other Party shall be obtained (such consent not to be unreasonably withheld); provided that Buyer may (a) assign any or all of its rights and interests hereunder, but not its obligations hereunder, to one or more of its Affiliates or to any lender providing financing for the transactions contemplated by the Purchase Agreement and (b) designate one or more of its Affiliates to perform its obligations hereunder; provided, however, that in either case of clause (a) or (b), Buyer shall remain responsible for the performance of its obligations hereunder. The Escrow Agent shall not assign all or any portion of its rights or obligations under this Escrow Agreement without the prior written consent of the Parties, and any attempted assignment without the prior written consent of the Parties shall be null and void. To comply with federal law including requirements of the USA PATRIOT Act, successors and permitted assigns and designees of each Party shall provide to the Escrow Agent the appropriate IRS Forms W-9 or W-8, as applicable, and such other forms and documentation that the Escrow Agent may request to verify identification and authorization to act.
Section 4.2Escheat. The Parties are aware that under applicable state law, property which is presumed abandoned may under certain circumstances escheat to the applicable state. The Escrow Agent shall have no liability to the Parties, their respective heirs, legal representatives, successors and assigns, or any other party, should any or all of the Escrow Fund escheat by operation of law.
Section 4.3Notices. All notices, requests, demands and other communications required under this Escrow Agreement must be in writing, in English, and will be deemed to have been duly given only (a) if delivered personally upon the party to whom it is intended against written receipt, (b) if delivered by facsimile transmission or by electronic mail with receipt confirmed or (c) if delivered by prepaid first class certified mail, return receipt requested, or mailed by overnight courier prepaid, in each case, to the parties at the following addresses, facsimile numbers or electronic mail addresses set forth below:

If to Seller:	Consolidated Construction Investment Holdings LLC
c/o Insight Equity Management Company LLC
1400 Civic Place, Suite 250
Southlake, Texas 76092-7641
Attention: General Counsel
Email: rconner@insightequity.com

with a copy to (which shall not constitute notice):	Hunton Andrews Kurth LLP
Fountain Place
1445 Ross Avenue, Suite 3700
Dallas, Texas 75202
Attention: Andrew W. Lawrence, Esq.
Email: alawrence@HuntonAK.com

and a copy to (which shall not constitute notice)	Hunton Andrews Kurth LLP
Riverfront Plaza, East Tower
951 East Byrd Street
Richmond, VA 23219
Attention: Richard Warren, Esq.
Email: rwarren@HuntonAK.com

If to Buyer:	6325 Digital Way Suite 460
Indianapolis, IN 46278
Attention: JP Roehm
Email: JP.Roehm@iea.net

with a copy to (which shall not constitute notice):	c/o Oaktree Capital Management, L.P.
11611 San Vicente Blvd., Suite 700
Attention: Peter Jonna
Email: peter.jonna@oaktreecapital.com

and a copy to (which shall not constitute notice):	Kirkland & Ellis LLP
33 South Hope Street, 29th Floor
Los Angeles, CA 90071
Attention: Tana M. Ryan, P.C.
Bryan Ikegami
Email: tana.ryan@kirkland.com
bryan.ikegami@kirkland.com

If to the Escrow Agent:	Citibank, N.A.
Citi Private Bank
One Sansome Street, 24th Flr
San Francisco, CA 94102
Attention: Claude Acoba
Telephone: 415-627-6424
Facsimile: 415-592-5584
Email: claude.acoba@citi.com

All such notices, requests and other communications will (i) if delivered personally to the address as provided in this Section 4.3, by facsimile transmission to the facsimile number as provided in this Section 4.3 or by electronic mail transmission to the electronic mail address as provided in this Section 4.3, be deemed given on the day so delivered, or, if delivered after 5:00 p.m. local time of the recipient or on a day other than a Business Day, then on the next following Business Day, (ii) if delivered by mail in the manner described above to the address as provided in this Section 4.3, be deemed given on the earlier of the third (3rd) Business Day following mailing or upon actual receipt, and (iii) if delivered by overnight courier to the address as provided in this Section 4.3, be deemed given on the earlier of the first (1st) Business Day following the date sent by such overnight courier or upon actual receipt, in each case regardless of whether such notice, request or other communication is received by any other person to whom a copy of such notice is to be delivered pursuant to this Section 4.3. Any party from time to time may change his, her or its address, facsimile number, electronic mail address or other information for the purpose of notices to such party by giving written notice in a manner provided in this Section 4.3 specifying such change to each of the other parties hereto.
Section 4.4Governing Law. This Agreement, and all claims or causes of action (whether in contract, tort or statute) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by, and enforced in accordance with, the internal laws of the State of Delaware, including its statutes of limitations.
Section 4.5Consent to Jurisdiction. Any judicial proceeding involving any dispute, controversy or claim arising out of or relating to this Agreement or the transactions contemplated hereby shall be brought only in a federal or state court located in the State of Delaware, and each of the parties hereto (a) unconditionally accepts the exclusive jurisdiction of such courts and any related appellate court and irrevocably agrees to be bound by any judgment rendered thereby and (b) irrevocably waives any objection such party may now have or hereafter has as to the venue of any such proceeding brought in such a court or that such court is an inconvenience forum. Each party hereto irrevocably consents to service of process in the manner provided for notices in Section 4.3. Nothing in this Agreement will affect the right of any party hereto to serve process in any other manner permitted by law.
Section 4.6Entire Agreement; Severability. This Escrow Agreement, the Exhibits attached hereto and the Purchase Agreement (in the case of the Purchase Agreement, solely as it applies to the Parties), set forth the entire agreement and understanding of the parties hereto related to the Escrow Fund and the Adjustment Escrow Account and supersede all prior and contemporaneous understandings, agreements, communications and representations of the parties or their representatives, oral or written, that may relate in any way to the subject matter hereof. If any provision of this Escrow Agreement is determined to be prohibited or unenforceable by reason of any applicable law of a jurisdiction, then such provision shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions thereof and any such prohibition or unenforceability in such jurisdiction shall not invalidate or render unenforceable such provisions in any other jurisdiction.
Section 4.7Amendment. This Escrow Agreement may be amended, modified, superseded, rescinded or canceled only by a written instrument executed by each of the Parties and the Escrow Agent; provided that any Party may amend its notice address in accordance with Section 4.3; provided, further that the Escrow Agent’s signature shall be required only to the extent an amendment affects the Escrow Agent’s rights or obligations pursuant to this Escrow Agreement.
Section 4.8Waivers. The failure of any party to this Escrow Agreement at any time or times to require performance of any provision under this Escrow Agreement shall in no manner affect the right at a later time to enforce the same performance. A waiver by any party to this Escrow Agreement of any such condition or breach of any term, covenant, representation, or warranty contained in this Escrow Agreement, in any one or more instances, must be in writing in order to be effective and shall neither be construed as a further or continuing waiver of any such condition or breach nor a waiver of any other condition or breach of any other term, covenant, representation or warranty contained in this Escrow Agreement.
Section 4.9Headings. Section headings in this Escrow Agreement have been inserted for convenience of reference only and shall in no way restrict or otherwise modify any of the terms or provisions of this Escrow Agreement.
Section 4.10No Third Parties Benefitted. Nothing expressed or implied in this Escrow Agreement is intended, or shall be construed, to confer upon or give any person or entity other than Buyer, Seller and the Escrow Agent any rights or action under, or by reason of, this Escrow Agreement, except for their respective successors or permitted assigns or designees (including assignees of Buyer permitted under Section 4.1).
Section 4.11Counterparts; Facsimile Signatures. This Escrow Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original, and such counterparts shall together constitute one and the same instrument. All signatures of the parties to this Escrow Agreement may be transmitted by facsimile or electronic transmission in portable document format (“.pdf”) and such facsimile or .pdf will, for all purposes, be deemed to be the original signature of such party whose signature it reproduces and will be binding upon such party.
Section 4.12WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES TRIAL BY JURY IN ANY JUDICIAL PROCEEDING TO WHICH THEY ARE PARTIES INVOLVING ANY DISPUTE, CONTROVERSY OR CLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
Section 4.13Use of Name. No publicly distributed printed or other materials in any language, including prospectuses, notices, reports and promotional materials, which mention “Citibank” by name or the rights, powers or duties of the Escrow Agent under this Escrow Agreement shall be issued by the Parties, or on such Party’s behalf, without the prior written consent of the Escrow Agent. The Escrow Agent shall not, without the prior written consent of the Parties, issue, distribute, or make, or cause to be issued, distributed or made, any public announcement, press release, advertisement or other non‑confidential communication that mentions or refers to Seller, Buyer or the transactions contemplated hereby.
Section 4.14USA PATRIOT Act Section 326 Customer Identification Program. The parties hereto acknowledge that, in order to help the United States government fight the funding of terrorism and money laundering activities, pursuant to federal regulations that became effective on October 1, 2003, Section 326 of the USA PATRIOT Act requires all financial institutions to obtain, verify, record and update information that identifies each person establishing a relationship or opening an account. The parties to this Escrow Agreement agree that they will provide to the Escrow Agent such information as it may request, from time to time, in order for the Escrow Agent to satisfy the requirements of the USA PATRIOT Act, including but not limited to the name, address, tax identification number and other information that will allow it to identify the individual or entity who is establishing the relationship or opening the account, and the Escrow Agent may also ask for formation documents such as articles of incorporation or other identifying documents to be provided.
Section 4.15Publication; Disclosure. By executing this Escrow Agreement, the Escrow Agent acknowledges that this Escrow Agreement (including related attachments) contains certain information that is sensitive and confidential in nature and agrees that such information needs to be protected from improper disclosure, including the publication or dissemination of this Escrow Agreement and related information to individuals or entities not a party to this Escrow Agreement. The Escrow Agent further agrees to take reasonable measures to mitigate any risks associated with the publication or disclosure of this Escrow Agreement and information contained herein. If the Escrow Agent is required to disclose or publish this Escrow Agreement or information contained herein pursuant to any regulatory, statutory or governmental requirement, as well as any judicial or administrative order, subpoena or discovery request, to the extent practicable, it shall notify the Parties in writing concurrently with or promptly after such disclosure. If the Escrow Agent becomes aware of any threatened or actual unauthorized disclosure, publication or use of this

Escrow Agreement, the Escrow Agent shall promptly notify the Parties in writing and shall be liable for any unauthorized release or disclosure by the Escrow Agent.

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[Signature Page - Escrow Agreement]
IN WITNESS WHEREOF, this Escrow Agreement has been duly executed as of the date first written above.
BUYER
IEA ENERGY SERVICES, LLC, a Delaware limited liability company
By: ___________________________________
Name:
Title:
SELLER
CONSOLIDATED CONSTRUCTION INVESTMENT HOLDINGS LLC, a Delaware limited liability company
By: ___________________________________
Name:
Title:
ESCROW AGENT
CITIBANK, N.A.
By: ________________________________
Name:
Title:

EXHIBIT A-1
Certificate as to Authorized Signature OF BUYER
The specimen signature shown below is the specimen signature of the individual who has been designated as authorized representative of IEA Energy Services, LLC, a Delaware limited liability company (“Buyer”), and is authorized to initiate and approve transactions of all types for the Adjustment Escrow Account established under the Escrow Agreement to which this Exhibit A-1 is attached on behalf of Buyer. The below listed person has also been designated as “Call Back Authorized Individual” and will be notified by the Escrow Agent, including by electronic mail, upon the release of Escrow Fund from the Adjustment Escrow Account unless an original “Standing or Predefined Instruction” letter is on file with the Escrow Agent.

Name/Title		Specimen Signature
Name:	JP Roehm
Title:	President and CEO
Email:	jp.roehm@iea.net

Name:	Andrew Layman
Title:	CFO
Email:	andrew.layman@iea.net

Name:	Peter Jonna
Title:	Director
Email:	pjonna@oaktreecapital.com

Name:	Hakob Grigoryan
Title:	Vice President
Email:	hgrigoryan@oaktreecapital.com

EXHIBIT A-2
Certificate as to Authorized Signature OF SELLER
The specimen signature shown below is the specimen signature of the individual who has been designated as authorized representative of Consolidated Construction Investment Holdings LLC, a Delaware limited liability company (“Seller”), and is authorized to initiate and approve transactions of all types for the Adjustment Escrow Account established under the Escrow Agreement to which this Exhibit A-2 is attached on behalf of Seller. The below listed person has also been designated as “Call Back Authorized Individual” and will be notified by the Escrow Agent, including by electronic mail, upon the release of Escrow Fund from the Adjustment Escrow Account unless an original “Standing or Predefined Instruction” letter is on file with the Escrow Agent.

Name/Title		Specimen Signature
Name:	Ted W. Beneski
Title:	Vice Chairman
Email:	tbeneski@insightequity.com

Name:	Victor L. Vescovo
Title:	Chairman of the Board
Email:	vvescovo@insightequity.com

Name:	Andrew Boisseau
Title:	Executive Vice President
Email:	aboisseau@insightequity.com

Name:	Rob Conner
Title:	General Counsel
Email:	rconner@insightequity.com

EXHIBIT B
FEES OF ESCROW AGENT
Downrigger Escrow
Citibank, N.A., Escrow Agent
Acceptance Fee: Waived
To cover the acceptance of the Escrow Agent appointment, the study of the Escrow Agreement, and supporting documents submitted in connection with the execution and delivery thereof, and communication with other members of the working group.
Administration Fee: One-time payment of $2,500
The annual administration fee covers maintenance of the Escrow Account including safekeeping of assets in the escrow account, normal administrative functions of the Escrow Agent, including maintenance of the Escrow Agent’s records, follow-up of the Escrow Agreement’s provisions, and any other safekeeping duties required by the Escrow Agent under the terms of the Escrow Agreement.
Tax Preparation Fee: Waived
To cover preparation and mailing of Forms 1099-INT, if applicable, for the escrow parties for each calendar year.
Transaction Fees: Waived
To oversee all required disbursements or release of property from the escrow account to any escrow party, including cash disbursements made via check and/or wire transfer, fees associated with postage and overnight delivery charges incurred by the Escrow Agent as required under the terms and conditions of the Escrow Agreement.
Other Fees
Material amendments to the Agreement: additional fee(s), if any, to be discussed at time of amendment.

Exhibit B

Illustrative Estimated Closing of Net Working Capital as of May 31, 2018

Project Downrigger
Net Working Capital Schedule	($USD in 000s)

As of
May 30, 2018

Current Assets
Cash and cash equivalents	$ 20,182
Accounts receivable, net	55,009
Allowance for doubtful accounts	(25)
Prepaid expenses and other	2,449
Inventory, net	515
Costs and estimated earnings in excess of billings	7,679
JV assets, net	440
Claims receivable	--
Deferred tax assets	--
Total Current Assets	$ 86,251

Current Liabilities
Accounts payable	$ 17,597
Accrued expenses	6,060
Billings in excess of costs and estimated earnings	17,529
Current maturities of capitalized lease obligations	551
Current portion of notes payable	--
Current portion of other notes payable	2,506
Income taxes payable	333
Total Current Liabilities	$ 44,578

Reported Net Working Capital	$ 41,673

Adjustments
Less: Estimated Closing Cash and Restricted Cash	$ (20,182)
Less: Accrued income and deferred tax assets	--
Plus: Indebtedness, to the extent included in reported Net Working Capital	3,906
Plus: Benefits Payout, to the extent included in reported Net Working Capital	--
Plus: Transaction Expenses, to the extent included in reported Net Working Capital	1,184
Plus: Loans for insurance premiums (as additional Indebtedness)	317
Plus: Accrued income and deferred Tax liabilities	333
Less: Accrued wages	(285)
Less: Deposits for capital expenditures	(85)
Less: Unapplied Accounts Receivable (Included in TB Account 10110 Rf - lockbox)	(66)

Estimated Net Working Capital	$ 26,795